As filed with the Securities and Exchange Commission on November 18, 2010

Registration No. 333-168929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 6
to
FORM F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LIZHAN ENVIRONMENTAL CORPORATION

(Exact name of Registrant as specified in its charter)

Cayman Islands	2200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

No. 716, Qifu Road, Wutong Street, Tongxiang
Zhejiang Province, 314500, People’s Republic of China
Tel: (86) 573-88986299

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9330

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

U.S. Counsel for the Registrant Christopher S. Auguste Bill Huo Ari Edelman Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 Tel: (212) 715-9100	U.S. Counsel for the Underwriters Barry I. Grossman Stuart Neuhauser Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, NY 10017 Tel: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary Shares, par value $0.32 per share	2,090,909	$5.50	(4)	$11,500,000	$934.95
Underwriter’s Warrants to purchase Ordinary Shares	90,909	—		—	—	(5)
Ordinary Shares underlying Underwriter’s Warrants, par value $0.32 per share(6)	90,909	$7.15	(7)	$650,000	$52.85
Total	2,181,818	—		$12,150,000	$987.80	(8)

(1)	In accordance with Rule 416(a) under the Securities Act, the Registration is also registering hereunder an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Includes 272,727 ordinary shares that the underwriters have an option to purchase to cover over-allotments, if any.
(3)	Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.
(4)	$5.50 is the midpoint of the estimated range of the initial public offering price.
(5)	No fee required pursuant to Rule 457(g).under the Securities Act.
(6)	The Registrant will sell to Maxim Group LLC warrants to purchase a number of ordinary shares equal to an aggregate of five percent (5%) of the shares sold in the offering (1,818,181 ordinary shares), excluding the over-allotment option. The warrant will have an exercise price equal to 130% of the offering price of the shares sold in this offering.
(7)	As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum offering price per unit of the representative’s warrant is $7.15, which is equal to 130% of $5.50, or the midpoint of the estimated range of the initial public offering price.
(8)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2010

LIZHAN ENVIRONMENTAL CORPORATION

1,818,181 Ordinary Shares

This is the initial public offering of ordinary shares, par value $0.32 per share, of Lizhan Environmental Corporation. Lizhan Environmental is offering 1,818,181 ordinary shares in this offering.

We expect the public offering price to be between $5.00 and $6.00 per ordinary share. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol LZEN.

Investing in our ordinary shares involves risks.
Please read the risks under the section captioned “Risk Factors” beginning on page 12 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$5.50	$10,000,000
Underwriting discounts and commissions(1)	$0.385	$700,000
Proceeds, before expenses, to us(2)	$5.115	$9,300,000

(1)	Does not include a non-accountable expense allowance in the amount of 1% of the gross proceeds of the offering (equal to $100,000), or $0.055 per share, payable to Maxim Group LLC, the representative of the underwriters, and underwriters’ warrants issuable to Maxim Group LLC equal to 5% of the ordinary shares sold in this offering, in each case not including any shares sold in the over-allotment option. See section entitled “Underwriting.”
(2)	We estimate that the total expense of this offering, excluding the underwriters’ discount and the non-accountable expense allowance (described in footnote 1 above), will be approximately $601,617.

The underwriters have an option exercisable within 45 days from the date of this prospectus to purchase up to 272,727 additional ordinary shares from us at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission or other relevant local authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our ordinary shares to the purchasers on or about [  ], 2010.

Maxim Group LLC	Aegis Capital Corp.

The date of this prospectus is [        ], 2010.

LIZHAN ENVIRONMENTAL CORPORATION

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or to make any representations about us, the securities being offered pursuant to this prospectus or any other matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

i

CONVENTIONS USED IN THIS PROSPECTUS

Unless otherwise indicated or the context clearly implies otherwise, references to “the company,” “our company,” “we,” “us,” “our,” and “Lizhan Environmental” are to Lizhan Environmental Corporation, incorporated in the Cayman Islands, its predecessor entities and its subsidiaries.

In addition, unless the context otherwise requires, in this prospectus:

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.32 per share;
•	“China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
•	“RMB” or “Renminbi” refers to Renminbi yuan, the legal currency of China; and
•	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

For convenience, certain amounts in Renminbi have been converted to US dollars at an exchange rate in effect at the date of the related financial statements or the related event. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the relevant period.

We effected a consolidation of every 1.6 shares in the authorized share capital of the Company to 1 share on September 14, 2010. All share and per share amounts in this prospectus have been adjusted to reflect post consolidation amounts for reference only.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our ordinary shares. You should read the entire prospectus and the registration statement of which this prospectus forms a part in their entirety, carefully, including the section captioned “Risk Factors” and the more detailed information in our consolidated financial statements and related notes appearing elsewhere beginning on page F-1 in this prospectus.

Overview

We manufacture, distribute and market synthetic leather and other fabrics from recycled leather waste, among other materials. Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are manufactured from recycled genuine leather.

We sell our products to furniture, automotive upholstery and garment manufacturers, as well as fabric distributors. We sell domestically in China and export to the US and other countries, including Nicaragua, Germany, Belgium, France and South Korea. During the nine months ended June 30, 2010 and the twelve months ended September 30, 2009 and 2008, approximately 23.7%, 37.3% and 27.0% of our revenues, respectively, were generated from export sales. The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

Our primary raw materials are leather waste, ultrasuede grey cloth, backing fabric, polyurethane (commonly referred to as PU) and resin, which we acquire almost entirely from local suppliers. The manufacturing process of each of our products generally involves various steps, including stamping, PU dry coating, embossing, printing, recycled leather powder electrostatic flocking and tufting.

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather waste to produce eco green fabrics which are more similar to genuine leather in quality than our existing products, at lower production costs than genuine leather products. Specifically:

•	We use innovative production technology, for which we have filed an invention patent application in the PRC, to manufacture recycled leather flocked fabric products from leather waste. We have been selling these products since fiscal year 2009, and these products accounted for approximately 70% of our revenue in the nine months ended June 30, 2010.
•	We own and lease innovative patented production technologies that we plan to use to manufacture a new product, reconstituted Evergreen LZ collagen fiber leather, or Evergreen Products, in the near future. We believe these technologies will enable us to generate imitation leather products that look and feel more similar to genuine leather. We anticipate producing Evergreen Products on a large scale and selling them to current and new customers by November 2010. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automotive upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

We believe that the Evergreen Products, which are environmentally friendly, will generate higher margins than our existing products, as a result of higher sales prices without a proportionate increase in cost of sales. Based on our market feasibility study and discussions with long-term customers who have entered into market co-development agreements with us, we believe that we may be able to sell our Evergreen Products at approximately two to three times the average selling price of our existing products. However, outside of research and development testing, we have never produced or sold any Evergreen Product and there is no assurance that we will be successful in developing and selling these products or in growing this line of business.

We currently own five design patents and three new utility model patents relating to our existing products, seven of which were acquired from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, and one pending patent application. In addition, we recently acquired from Mr. Liwen Zhang, who is our Chief Scientist, ownership rights to two invention patents, one invention patent application and a license to use a fourth invention patent owned by Mr. Zhang, which are related to the technology to be utilized in the manufacture of the Evergreen Products. In September 2010 we submitted an application to obtain an invention patent in the PRC pursuant to the Patent Cooperation Treaty, related to the process of our Evergreen Products.

Presently, natural fiber sources are limited by nature, with natural fibers having high cost and relatively low abrasion resistance and tensile strength. On the other hand, synthetic fibers are poor water-absorbents, flame-retardants, and provide only low comfort.

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for the textile industry a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Evergreen Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the United States. The eighteen patents and eight patent applications relating to this key technology, which we also refer to throughout this prospectus as the Licensed Patents, have been licensed to us exclusively until 2024. The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather, which is the most essential front-end manufacturing process in the production of our new Evergreen Products. We believe that the patents that we own and the Licensed Patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

We have experienced substantial growth since we launched our commercial production in November 2007. As of June 30, 2010, our aggregate annual production capacity was 15 million meters. We produced and sold approximately 5.1 million, 8.0 million and 11.1 million meters of fabric during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively. Our revenues and net income increased substantially during the same periods. Specifically, we generated revenues of $13.1 million, $21.6 million, and $34.6 million and achieved net income of $1.5 million, $2.7 million and $6.3 million during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively.

We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from these new products in December 2010. In addition, we plan to launch pilot production of the second of our Evergreen Product production lines in January 2011 and to launch large scale production of this line in February 2011. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively. As a result, we believe that our aggregate production capacity will be 15 million meters of fabric (for existing products), 21.4 million meters of fabric (comprising 15 million meters in existing products and

6.4 million meters in Evergreen Products) and 27.8 million meters of fabric (comprising 15 million meters in existing products and 12.8 million meters in Evergreen Products) as of September 30, 2010, 2011, and 2012 respectively. To accommodate this increase in production, we may require additional capital to meet a significant portion of our anticipated growing working capital requirements. The capital that we will raise in this offering may be insufficient to meet our capital needs, and there can be no assurance that additional financing will be available in amounts or on terms acceptable to us, if at all.

The following table provides information about (1) our original facility, in which we manufacture our existing products, (2) the Evergreen Product production line (production line 1) which we are installing in our Evergreen Product facility currently under construction, (3) the installation of an Evergreen Product production line (production line 2) in our Evergreen Product facility currently under construction, following this offering and (4) future plans for the installation of two additional production lines (production lines 3 and 4) in our Evergreen Product facility currently under construction, at a future date.

	Original Facility	Evergreen Production Facility Under Construction(2)	Combined
Location	Tongxiang, Zhejiang	Tongxiang, Zhejiang	—
Product Type	Existing Products	Evergreen Products	—
Construction began	December 2005	January 2010	—
Construction completed/Expected to be completed	July 2007	September 2010	—
Production began/Production expected to begin	November 2007	November 2010	—
Capacity/Expected Capacity at:(1)
September 30, 2009 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2010 (expected) (Meters)	15,000,000	—	15,000,000
September 30, 2011 (expected) (Meters)	15,000,000	6,400,000	21,400,000
September 30, 2012 (expected) (Meters)	15,000,000	12,800,000	27,800,000
Manufacturing Space (Sq M)(3)	30,000	30,000	60,000
Site Area (Sq M)(4)	26,290	17,200	43,490

(1)	Capacity refers to the maximum annual amount that we can concurrently produce with respect to our key production processes when we operate at full production and our standard fabric products are generally at the width of 140cm.
(2)	Each Evergreen Product production line is expected to have an annual production capacity of 3.2 million meters.
(3)	Manufacturing space refers to the number of square meters of floor space, including floor space on multiple stories, that we use to manufacture our products.
(4)	Site area refers to the number of square meters of land on which the facility is located.

In the event that we encounter difficulties in, or failures with respect to, the manufacture or sale of our Evergreen Products, the development of a new nationwide distribution network or the installation of machinery and personnel, our business and financial condition may be materially and adversely affected. Further, even if we do not encounter such difficulties, our customers may not be satisfied with our Evergreen Products or a market for the Evergreen Products may never develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent the production or sale of our new Evergreen Products.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our strong market position and will enable us to continue to improve our profitability and cash flow:

•	Track record of rapid growth
•	High quality, eco-friendly “Green Leather” products procured from recycling leather waste
•	Extensive intellectual property portfolio
•	Extensive range of finishing production processes and technologies
•	Strong recognition from domestic and international customers
•	Reliable supplier network for low-cost raw materials
•	Rigorous quality control standards
•	Experienced management and operational teams with domestic PRC market knowledge
•	Taking advantage of industry trends

Our Growth Strategy

Our goal is to strive to be one of the leading Chinese manufacturers of a broad range of synthetic and imitation leather and other fabrics using cost-efficient and eco-friendly products and technologies and to become a leading eco-green material manufacturer that provides high quality recycled and affordable products for China’s rapidly growing consumer market by pursuing the following growth strategies:

•	Developing new higher margin products
•	Building an international “Green Leather” brand and promoting the benefits of our eco-friendly Evergreen Products
•	Developing new technologies, new products and new application markets
•	Strengthening our relationships with key customers and diversifying our customer base
•	Pursuing strategic relationships and acquisition opportunities

Our Risks and Challenges

We believe that the following are some of the significant risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and prospects:

•	We have a limited operating history
•	We may be unable to maintain sufficient levels of working capital
•	Outside of research and development testing, we have never produced or sold any Evergreen Products.
•	We may encounter difficulties in developing or selling our new Evergreen Products
•	Our expansion plans may divert our resources and cause our margins to suffer
•	We face intense competition
•	We may be unable to protect our intellectual property or avoid infringing upon the intellectual property of others
•	Adverse changes in the economy of China may affect our business

See “Risk Factors” beginning on page 12 and other information included in this prospectus for a detailed discussion of these risks, challenges and uncertainties.

Corporate Structure

Lizhan Textile

Our wholly owned subsidiary, Lizhan Textile (Zhejiang) Co., Ltd., or Lizhan Textile, is an operating company whose principal activities are the manufacture, distribution and marketing of synthetic leather and other fabrics. Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005. We conduct all of our current operations through Lizhan Textile.

Until 2009, when our company underwent a corporate restructuring in anticipation of this initial public offering, Lizhan Textile was wholly owned by Illigate Development Limited, or Illigate, a company incorporated in the British Virgin Islands on September 26, 2005. Illigate is wholly owned by Mr. Jianfeng Liu, our Chief Executive Officer and Chairman.

Corporate Restructuring

In anticipation of this initial public offering, we underwent a corporate restructuring in the second half of 2009 and early 2010, as follows:

Li Zhan Resources Recycling Technology Development Company Limited, or Resources, was incorporated on September 3, 2009 as a limited liability company in Hong Kong. Resources was initially wholly owned by Mr. Liu. On September 15, 2009, Resources acquired 100% of the equity interests in Lizhan Textile from Illigate in exchange for approximately $3.6 million. This change in ownership of Lizhan Textile was approved by the local PRC government on October 12, 2009. Consequently, Resources is an intermediate holding company that directly owns 100% of Lizhan Textile.

Lizhan Environmental Corporation was incorporated on August 31, 2009 as a limited liability company in the Cayman Islands. Lizhan Environmental was initially incorporated under the name Illigate Environment Resources Technology Company Limited and on January 12, 2010, we changed its name to Lizhan Environmental Corporation. On August 31, 2009, Lizhan Environmental issued 10,937,500 ordinary shares to Mr. Jianfeng Liu, which represented 100% of the issued and outstanding shares of Lizhan Environmental, in exchange for $3.5 million.

On November 9, 2009, Lizhan Environmental acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. Consequently, Lizhan Environmental owns 100% of Resources directly and 100% of Lizhan Textile indirectly through Resources.

Hongzhan

On December 8, 2009, Resources established a new wholly-owned subsidiary named Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, which is a wholly foreign owned enterprise in the PRC. Hongzhan will engage in the manufacture and selling of our new Evergreen Products. On February 8, 2010, Resources entered into a share transfer agreement with an entity named Eminent Benefit Holdings Limited, or Eminent, which is wholly owned by Liwen Zhang, a key employee of ours since February 2010. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our new Evergreen Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO. Following the share transfer, Resources owns 87% of the outstanding shares of Hongzhan and Eminent owns the remaining 13%.

Our Shareholders

From the date of our inception until December 14, 2009, Mr. Liu, our chairman, owned all of the issued and outstanding ordinary shares of Lizhan Environmental.

On December 14, 2009, Mr. Liu transferred 1,562,500 ordinary shares of Lizhan Environmental to Infinite Harvest International Limited, for no consideration. Infinite Harvest International Limited is a company formed under the laws of the British Virgin Islands. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% of the outstanding shares of Infinite is held by two PRC residents that are unaffiliated with our company or any of our directors and officers. In addition, on December 14, 2009, Mr. Liu transferred 218,750 ordinary shares to Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares to Mr. Liu’s son, Liu Hai, for no consideration.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On January 12, 2010, Mr. Liu transferred 6,612,500 ordinary shares of Lizhan Environmental to Illigate, a BVI company wholly owned by Mr. Liu, for no consideration. In addition, in December 2009 and January 2010, Mr. Liu transferred an aggregate of 2,625,000 ordinary shares of Lizhan Environmental to unaffiliated third parties that reside in the PRC, Hong Kong and BVI for an aggregate purchase price of $4.2 million, which purchase price was paid in January 2009. These individuals, together with Liu Yang and Liu Hai, are collectively referred to as “other shareholders” in the organization chart on page 6 below.

Reverse Stock Split

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per share and the number of ordinary shares available under our stock option plan was reduced from 3,000,000 to 1,875,000. Any fractional share issued as a result of the reverse split was rounded up.

Organizational Chart

Our consolidated financial statements include the financial statements of Lizhan Environmental and its subsidiaries. The organization chart of Lizhan Environmental and its subsidiaries is set forth as follows:

Corporate Information

Our principal executive offices are located at Lizhan Environmental Corporation, No. 716, Qifu Road, Wutong Street, Tongxiang Zhejiang Province, 314500, People’s Republic of China. Our telephone number at this address is (86) 573-88986299 and our fax number is (86)-573-88986399.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.lzencorp.com. The information contained on our website does not form a part of this prospectus. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue New York, New York 10011, (212) 664-1666.

The Offering

Price per ordinary share
We currently estimate that the initial public offering price will be between $5.00 and $6.00 per share.
Ordinary shares being offered by us
1,818,181 Shares
Ordinary shares outstanding before this offering
11,143,750 Shares
Ordinary shares to be outstanding immediately after this offering
12,961,931 Shares
Over-allotment option
We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 272,727 ordinary shares, at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments, if any.
Use of proceeds
We estimate that we will receive net proceeds of approximately $8.5 million from this offering (or approximately $9.9 million assuming the underwriters exercise their option to purchase additional ordinary shares in full), assuming an initial public offering price of $5.50 per ordinary share. For the purposes of estimating net proceeds, we are assuming an initial public offering price of $5.50 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus. We intend to use all of our net proceeds from this offering for the installation of three production lines (production lines 2, 3 and 4) in the Evergreen Product facility that we are in the process of completing. We expect production line 2 to be installed and begin operating on a large scale by February 2011. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively. We currently have no plans, agreements or commitments with respect to any material acquisitions or investments in other companies.
Risk factors
See the section captioned “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Payment and settlement
Our ordinary shares are expected to be delivered against payment on [ ], 2010. The ordinary shares will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in our shares will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.
Listing
We have applied to have our ordinary shares listed on the Nasdaq Global Market under the symbol LZEN.

Lock-up agreements
We and other existing shareholders have agreed with Maxim Group LLC not to offer, sell, pledge or otherwise dispose any of ordinary shares or similar securities for a period of eighteen months (officers, directors, and their respective affiliates) or six months (1% or greater shareholders) following the date of this prospectus. See the section captioned “Underwriting.”

Unless stated otherwise, the information in this prospectus assumes:

•	an initial public offering price of $5.50 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus; and
•	no exercise of the underwriters’ option to purchase up to 272,727 additional ordinary shares from us to cover over-allotments.

Summary Consolidated Financial Data

The following summary financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 2008 and 2009 and the balance sheet data as of September 30, 2008 and 2009 are derived from audited consolidated financial statements included elsewhere in this prospectus. The selected statement of income data for the fiscal year ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2006 and 2007 have been derived from the unaudited financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of, and for the year ended, September 30, 2006 reflect our operations and financial condition from December 6, 2005, which was the date Lizhan Textile was formed, through September 30, 2006. Until production activities commenced in November 2007, Lizhan Textile was engaged in research and development activities. The selected consolidated financial data as of, and for the fiscal year ended, September 30, 2005 have been omitted because such information is not applicable. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Consolidated Statement of Operations Data	Year Ended September 30,				Nine Months Ended June 30,
	2006	2007	2008	2009	2009	2010
(in U.S. Dollars, except per share data)	Unaudited	Unaudited			Unaudited	Unaudited
Net Sales	$—	$—	$13,124,439	$21,612,541	$15,865,887	$34,625,400
Cost of sales	—	—	(10,628,938)	(17,868,408)	(12,819,114)	(26,060,891)
Gross profit	—	—	2,495,501	3,744,133	3,046,773	8,564,509
Operating expenses	—
General and administrative expenses	(8,707)	(50,465)	(590,132)	(1,053,752)	(675,432)	(1,368,131)
Research and development expenses	—	—	(32,186)	(64,991)	(42,248)	(103,824)
Selling and marketing expenses	—	—	(260,290)	(322,133)	(225,537)	(429,663)
Total operating expenses	(8,707)	(50,465)	(882,608)	(1,440,876)	(943,217)	(1,901,618)
Operating income/(loss)	(8,707)	(50,465)	1,612,893	2,303,257	2,103,556	6,662,891
Other income and (expense)
Other income	—	—	9,393	610,548	420,392	520,373
Exchange loss	—	—	(20,950)	(24,963)	(22,571)	(19,854)
Interest income	—	—	17,103	19,972	15,568	16,729
Interest expense	—	—	(123,199)	(166,186)	(132,803)	(217,168)
Other expenses, net	—	(16,367)	(9,095)	(11,330)	(7,555)	(11,419)
Total other income (expenses), net	—	(16,367)	(126,748)	428,041	273,031	288,661
Income/(loss) before income tax	(8,707)	(66,832)	1,486,145	2,731,298	2,376,587	6,951,552
Income tax expenses	—		(1,010)	—	—	(627,457)
Net income/(loss)	(8,707)	(66,832)	1,485,135	2,731,298	2,376,587	6,324,095
Net loss attributable to non-controlling interest	—	—	—	—	—	15,909
Other Comprehensive income (loss)
Foreign currency translation adjustment	14,635	94,638	362,789	(6,026)	5,872	(98,795)
Comprehensive income attributable to Lizhan Environmental stockholders	5,928	27,806	1,847,924	2,725,272	2,382,459	6,241,209
Comprehensive income attributable to non-controlling interests	—	—	—	—	—	542
Comprehensive income	$5,928	$27,806	$1,847,924	$2,725,272	$2,382,459	$6,241,751
Earnings per common share – Basic and fully diluted	—	—	$0.14	$0.25	$0.22	$0.57

Balance Sheet Data (at end of period)	September 30,				June 30,
	2006	2007	2008	2009	2010
(in U.S. Dollars)	Unaudited	Unaudited			Unaudited
Cash	$159,200	$112,639	$706,459	$864,162	$1,970,188
Total current assets	181,125	708,505	6,508,672	11,400,067	23,959,695
Total other assets	732,367	2,475,246	7,583,781	9,526,249	16,072,335
Total assets	913,492	3,183,751	14,092,453	20,926,316	40,032,030
Total liabilities	95,212	700,445	9,385,368	12,803,407	23,845,689
Total stockholders’ equity	818,280	2,483,306	4,707,085	8,122,909	16,186,341
Total liabilities and shareholders equity	$913,492	$3,183,751	$14,092,453	$20,926,316	$40,032,030

RISK FACTORS

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our ordinary shares.

Risks Related to Our Business and Our Industry

We have a limited operating history which provides limited reference for you to evaluate our ability to achieve our business objectives.

We were formed in August 2009 as a Cayman Islands exempted limited liability company. One of our operating subsidiaries, Lizhan Textile, was formed in the PRC as a limited liability company on December 6, 2005 and our other operating subsidiary, Hongzhan, was formed in the PRC as a wholly foreign owned enterprise on December 8, 2009. Lizhan Textile did not generate significant revenues prior to our 2008 fiscal year and Hongzhan has not generated any revenue to date. Our financial condition, results of operations and future success will depend on our ability to continue to operate and expand our business profitably and to achieve significant economies of scale. Our company has a limited operating history, is subject to the risks and uncertainties associated with early stage companies and prior to our 2008 fiscal year operated at a loss. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that we will be able to operate our expanded business profitably. We also may not successfully develop our Evergreen Products business or expand our customer base to apparel manufacturers. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

During the past two fiscal years, we spent a significant amount of cash on our operational and investment activities, principally to procure raw materials for our products and to acquire capital equipment. We financed operational and investment activities mainly from cash generated from operations, short-term bank loans and proceeds from bank acceptance notes payable. If we fail to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our buildings, land use rights, and guarantees provided by our Chairman Mr. Liu and other unrelated parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Management anticipates that our existing capital resources and cash flows from operations and current and expected bank loans, bank facilities and lines of credit will be adequate to satisfy our liquidity requirements for the next twelve months. However, if available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

The capital we raise in this offering may be insufficient to meet our capital needs, and we may be required to curtail or significantly reduce our expansion plans.

We may require additional capital to initiate production of our Evergreen Products, develop a distribution network for our Evergreen Products, and meet our anticipated growing working capital requirements. Since the capital we raise in this offering may be insufficient to meet our capital needs, there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital may reduce our ability to develop our business. If we are unable to obtain additional financing, we will likely be required to curtail or significantly reduce our expansion plans. Further, any additional equity financing may involve substantial dilution to our then existing shareholders.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in November 2007. Our revenues have grown from approximately $13.1 million for the year ended September 30, 2008 to approximately $21.6 million for the year ended September 30, 2009. Our revenues were $34.6 million during the nine months ended June 30, 2010. The total number of our employees has grown from approximately 242 as of September 30, 2008 to 376 as of June 30, 2010.

In addition, we are in the process of completing the construction of our Evergreen Products facility and the installation of four production lines in that facility, the first of which we expect will begin manufacturing our Evergreen Products on a large scale by November 2010.

We expect our future growth to place significant demands on both our management and our resources. This will require us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficient skilled technical, sales and management personnel;
•	adhering to our high quality and process execution standards;
•	maintaining high levels of customer satisfaction;
•	creating and managing economies of scale;
•	maintaining and managing costs to correspond with timeliness of revenue recognition; and
•	developing and improving our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls.

Any inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

In the event that we encounter difficulties in developing or selling our Evergreen Products, or if our customers are not satisfied with our Evergreen Products, our business and financial condition may be materially and adversely affected.

We expect to use the net proceeds from this offering to fund the production of our Evergreen Products. However, outside of research and developments testing, we have never produced or sold these products. In the event that we encounter difficulties in, or failures with respect to, the installation of machinery and personnel, the manufacture or sale of these products or the development of a new nationwide distribution network, our business and financial condition may be materially and adversely affected. Further, even if we do not encounter such difficulties, our customers may not be satisfied with our Evergreen Products or a market for the Evergreen Products may never develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent the production or sale of our new Evergreen Products.

If we fail to offer products that our customers or consumers find attractive, the demand for our products may be limited.

In order for our business to be successful, our product offerings must be useful to consumers, well made and affordable. We may not be successful in offering products that meet these requirements in the future. If our products become less popular with our customers or consumers, or if new products do not become popular with our customers or consumers, or if demand generally for products such as ours decreases or fails to grow, our sales may decline or we may be required to offer our products at lower prices. If customers buy fewer of our products, or if we have to reduce our prices, our net sales would decline and our operating results would be affected adversely.

We believe that our future growth will be substantially dependent on the continued increase in sales growth of existing core products, such as our ultrasuede and synthetic leather powder products and our new Evergreen Products, while at the same time maintaining or increasing our current gross margin rates. During fiscal year 2009, we launched, and increased rapidly, the production and sales of our recycled leather flocked fabric products, which are manufactured from leather waste. Our recycled leather flocked fabric products are higher margin products and are more environmentally friendly than other purely chemical-based products. We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from these new products in December 2010. The genuine leather content and profit margins of these Evergreen Products are expected to be even greater than our recycled leather flocked fabric products. However, we may not be able to increase the growth of existing core products or successfully introduce our Evergreen Products or other new products, or to maintain or increase our gross margin rates in future periods. Failure to do so may adversely affect our business.

Moreover, in order to meet our strategic goals, we must successfully identify, obtain supplies of, and offer our customers high quality products on a continuous basis. These products must appeal to a wide range of residential and commercial consumers whose preferences may change in the future. If we misjudge either the market for our products or our customers’ or consumers’ purchasing habits, we may be faced with significant excess inventories for some products and missed opportunities for products we choose not to stock. In addition, our sales may decline or we may be required to sell our products at lower prices. This would adversely affect our business.

We are in the process of completing the construction of our Evergreen Product, which, among other things, may divert our resources and may cause our margins to suffer.

Our short-term goal is to start the manufacture of our new Evergreen Products, whose profit margins are expected to be significantly higher than the profit margins of our current products. This process could divert resources, including the focus of our management, from the operation of our business. In addition, the expansion of our production may increase our costs and potentially decrease operating margins, both of which could, individually or in the aggregate, negatively impact our business, financial condition and results of operations.

Our plans to develop a nationwide network in the future for our new Evergreen Products entail numerous risks which could materially and adversely affect our business and financial condition.

Currently, many of our domestic customers are located in close proximity to our facilities. We deliver our products directly to the manufacturing facilities of these customers. However, our long-term business strategy relies in large part on establishing a nationwide distribution network throughout the PRC for our new Evergreen Products. Risks affecting our expansion include challenges caused by geographic distance, cultural differences, compliance with regulations which differ from those to which we are accustomed, expertise and performance of potential distributors and the inability to effectively enforce contractual or other legal rights. These risks could result in increased and unbudgeted costs associated with servicing new markets, which could in turn materially and adversely affect our business and financial condition.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

Many of our current suppliers, with whom our management team has longstanding relationships, prefer to sell raw materials to us, in sufficient amounts and at competitive prices, due to our management’s track record for prompt payment and large orders of raw materials. These long-standing supplier relationships provide us with a competitive advantage in China. As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. We also purchase leather waste in bulk quantities from leather manufacturers. As we expand our operations and require greater supplies of leather waste products, we may not be able to procure a sufficient supply of these materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Our revenues and profitability could be impacted because of our dependence on cost efficient raw materials.

The principal raw materials that we use to produce our fabrics are leather waste and chemical fiber based materials. Our ability to continue to obtain raw materials is subject to the continued reliability and viability of our suppliers. To minimize purchasing costs, we use fewer than five primary suppliers for each of our raw materials. In addition, we launched recycled leather flocked fabric in fiscal year 2009, which are manufactured from recycled leather waste, a lower cost material. If we are unable to obtain adequate, or timely deliveries of required raw materials, we may be unable to manufacture sufficient quantities of our products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation and could negatively impact our revenues. Furthermore, if we are unable to obtain our raw materials, and in particular leather waste, at cost efficient levels, our ability to generate profits may be harmed.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials, including leather waste, PU, ultrasuede grey cloth, backing fabric and resin, on a timely basis from our suppliers. Our supplies are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency before the materials are shipped to us or our customers. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

We may have to increase the number of our suppliers of raw materials in the future to meet growing production demands. Despite our efforts to control our supply of raw materials and maintain good relationships with our suppliers, we could lose one or more of our suppliers at any time. The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability. In addition, if we have to increase the number of our suppliers in the future to meet growing production demands, we may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs. Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

We face intense competition, and if we are unable to compete effectively we may not be able to maintain profitability.

The synthetic leather industry is highly fragmented but highly competitive. We compete with many other companies located in the PRC and internationally that manufacture fabrics similar to ours. Many of our competitors are larger companies with greater financial resources than us. In addition, we expect that as demand in the PRC and in other foreign countries for high quality, low cost synthetic leather and other fabric products continues to grow, new competitors will enter the market.

Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters. As a result, increased competition may adversely affect our future financial performance or reputation.

The competitive challenges facing us include:

•	Cost control and pricing. Manufacturers must have the ability to control the costs of raw materials and other operational expenses in order to control the pricing of their products. Consequently, manufacturers must have the ability to use economies of scale to secure competitive pricing from suppliers of raw materials.
•	Technology. Manufacturers must have the ability to install eco-friendly technology that allows them to produce their fabrics from low-cost raw materials such as leather waste.
•	Barriers to entry. Manufacturers must have the technical knowledge, local market knowledge and established relationships with suppliers and customers to support the development of new products and the growth of commercially viable production facilities.
•	Logistics and services. A manufacturer’s ability to compete is dependent upon the geographic location of its production facilities in relation to the manufacturing facilities of customers and suppliers, and the ability to manage the logistics and delivery of its products.

The PRC and global synthetic leather industry is constantly evolving and has undergone significant changes over the past several years. Our ability to anticipate and successfully respond to continuing challenges is critical to our long-term growth, and we may not be successful in anticipating and responding to changes in our industry.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could adversely affect our net sales in the future.

Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition.

We currently have an exclusive long-term license to use the key patents and patent applications which protects the technology to be used in the manufacture of our new Evergreen Products. We are, and will continue to be, reliant upon the owner of this patent to protect his intellectual property rights to this technology. While we are not aware of any disputes between the patent owner and us or any third party, the patent owner may determine not to protect his intellectual property rights that we license from him and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of the patent owner. Upon the termination of the license agreement for this patent, we may no longer continue to have proprietary rights to the intellectual property that we license from the patent owner. Any loss or limitations on our right to use the intellectual property licensed from the patent owner could have a material adverse effect on our business, operating results and financial condition. In addition, in many countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent.

We are subject to third party claims of intellectual property infringement, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time in the course of our business, we are subject to claims of patent infringement or other intellectual property infringement. Additional infringement claims may be asserted against us in the future. We may also be required to change our methodologies so as not to use any allegedly infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation relating to intellectual property infringement, whether we ultimately win or lose, could be time-consuming and costly and/or injure our reputation, which could have a material adverse effect on our business, results of operations and financial condition.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel. While we are not aware of any infringement on our intellectual property, our ability to compete successfully and to achieve future revenue growth will depend, in significant part on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still in an early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated, and other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights may not be as expansive or certain in China as they would in many Western countries, including the United States. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We have a limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology substantially developed in-house by our research and development and engineering personnel. However, the laws of China may not protect intellectual property rights to the same extent as laws in the United States or in other jurisdictions. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Although we are not aware of any misappropriation of our intellectual property by others, our competitors may independently develop proprietary methodologies similar to ours or duplicate our products. Unauthorized parties may infringe upon or misappropriate our proprietary information, which could have a material adverse effect on our business, results of operations and financial condition. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended September 30, 2008, and 2009 and during the nine months ended June 30, 2010, our five largest customers contributed 75.4%, 75.0% and 81.9% of our total sales, respectively, while one of our single largest customers accounted for 26.5%, 32.6%, and 30.6% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures which may have a material adverse effect on our growth and our revenues. The volume of work performed for specific customers is likely to vary from year to year, especially since we are not the exclusive provider for many of our customers, including all of our automobile upholstery customers. Furthermore, we do not have an exclusivity arrangement with any of our customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products. The loss of any one of our major customers, in particular Culp Inc., or Culp, or Albany Industries Inc., or Albany, our two largest customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our growth and our revenues and harm our reputation in the industry. Moreover, the loss of any one of our major customers could require us to initiate involuntary attrition, which in turn could have a material adverse effect on our attrition rate and make it more difficult for us to attract and retain professionals in the future, which could further materially adversely affect our growth and our revenues. In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

Our customers may decide to discontinue purchasing our products, which could materially and adversely affect our growth and our revenues.

Our customers typically retain us through non-exclusive contracts or purchase orders. These agreements typically do not include any commitment by our customers to give us a specific volume of business beyond the particular transaction set forth in the agreement. Our business is dependent on the decisions and actions of our customers, which are outside our control. Decisions by existing customers to discontinue purchasing our products, even temporarily, could materially and adversely affect our growth and our revenues.

Our customers operate in a limited number of industries. Factors that adversely affect these industries may materially and adversely affect our business, results of operations and financial condition.

We derive a large portion of our revenues from customers which operate in a limited number of industries. For example, in fiscal years 2008 and 2009, and in the nine months ended June 30, 2010, we derived approximately 94%, 97% and 97% of our revenues from our customers in the furniture and garment manufacturing industries. We also sell our products to customers in the upholstery fabric and furniture manufacturing industries and are currently developing nylon taffeta to enable us to sell our products to the apparel industry. Any significant decrease in spending for our products by customers in these industries or in the other industries from which we derive significant revenues in the future may reduce the demand for our products. For instance, if economic conditions weaken in any of these industries, our clients may reduce or postpone their spending for our products significantly which may negatively affect our revenue and profitability. The loss of, or any significant decline in business from, one or more of our major customers would lead to a significant decline in our revenue and gross profit, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. Further, any significant decrease in the growth of the industries into which we intend to expand, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our products, which may materially and adversely affect our business, results of operations and financial condition.

If our customers’ businesses are not successful, the volume of purchases and the prices that they are willing to pay for our products may diminish, which could harm our business, results of operations and financial condition.

The success of our business depends on the success of our customers’ businesses. If our customers are not successful, for any reason, the amount of volume of purchases and the prices that they are willing to pay for our products may diminish. Our customers’ decisions about how much money to budget for our products is directly impacted by their own financial success and forecasts of their own customers’ needs. If our customers’ products or services are not sufficiently utilized by their own customers, they may choose to reduce the volume of purchases of our products, which could cause our revenue to decline, which could in turn harm our business, results of operations and financial condition.

If our customers experience financial difficulties, we could have difficulty recovering amounts owed to us from these customers.

We sell our products to customers that have in the past, and may in the future, experience financial difficulties, particularly in light of the recent global economic downturn. If our customers experience financial difficulties, we could have difficulty recovering amounts owed to us from these customers. While we perform credit evaluations and adjust credit limits based upon each customer’s payment history and credit worthiness, such programs may not be effective in reducing our exposure to credit risk. We evaluate the collectability of accounts receivable, and based on these evaluations may need to make adjustments, to the allowance for doubtful accounts for expected losses. Actual bad debt write-offs may differ from our estimates, which may have a material adverse effect on our financial condition, operating results and cash flows. Our suppliers may also experience financial difficulties, which could result in our having difficulty sourcing the materials and components we use in producing our products. If we encounter such difficulties, we may not be able to produce our products for our customers in a timely fashion which could have an adverse effect on our results of operations, financial condition and cash flows.

We may be adversely affected by the slowdown of the global economy caused by the recent global crisis in the financial services and credit markets.

We rely on demand for synthetic leather products and other synthetic fabrics such as ultrasuede, PU artificial leather and recycled leather flocked fabric, which are substantially affected by the growth of the furniture, garment and automobile upholstery industries and the overall economic growth in China and other foreign countries. The growth of China’s economy experienced a slowdown following the second quarter of 2007, when the growth rate of China’s gross domestic product as measured against the same quarter of the previous year reached 11.9%. A number of factors have contributed to this slowdown, including the appreciation of the Renminbi against the U.S. dollar and the Euro, which has adversely affected China’s exports, and the tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing the overheating of China’s economy and controlling inflation. The slowdown has been further exacerbated by the current global crisis in the financial services and credit markets, which has resulted in extreme volatility and dislocation of the global capital markets since 2007. For the first nine months of 2009, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.7%.

It is uncertain how long the global crisis in the financial services and credit markets will continue and the impact this will have on the global economy in general and the PRC economy in particular. Our business has not been materially affected by the global economic crisis to date. However, we are currently unable to estimate the impact that the current crisis will have on our business, in particular as the impact of the decline in international trade is being offset in part through domestic stimulus spending, expanded bank lending, increases in the speed of regulatory approvals of new construction projects and other economic policies. Reduction in demand for our products or the inability to raise equity or borrow funds from local banks on terms that are favorable to us when needed, would have a material and adverse effect on our financial condition and results of operations.

Public perception that products developed from our materials may be marketed as genuine leather or that our processing is not environmentally friendly, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

Our products are not genuine leather but are designed to look and feel like leather. We and, to our knowledge, our customers, do not market our fabrics or the end products developed from our fabrics as genuine leather. However, we cannot be certain that all manufacturers and marketers of products made from our fibers will refrain from marketing such products as genuine leather. In addition, certain of our products are manufactured from recycled materials and certain of our manufacturing processes are conducted using environmentally friendly methods. Public perception that products developed from our materials are being marketed as genuine leather or that our processing is not environmentally friendly, whether justified or not, could lead to reduced demand for our products, impair our reputation, involve us in litigation, damage our brand names and otherwise have a material adverse effect on our business, financial condition and results of operations.

Our revenues, expenses and profits are difficult to predict and can vary significantly from quarter to quarter. This could cause the trading price of our ordinary shares to decline.

Our quarterly operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares.

As a large part of our revenues in any quarter are derived from existing customers, revenue growth can vary due to project starts and stops and customer specific situations.

Factors which affect the fluctuation of our revenues, expenses and profits include:

•	changes in prices of our raw materials, with higher prices leading to reduced operating income;
•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders, particularly with our key customers;
•	changes in our pricing policies or those of our customers or competitors;
•	unanticipated cancellations, non-renewal of our contracts by our customers, contract terminations or deferrals of deliveries;
•	the effect of hiring patterns, unanticipated attrition and the time required to train and productively utilize our new employees;
•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;
•	the size and timing of expansion of our facilities and opening new facilities;
•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;
•	exchange rate fluctuations; and
•	general economic conditions.

A portion of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our purchase orders or prices of our raw materials may cause significant variations in our operating results in any particular quarter. There are also a number of factors besides our performance that are not within our control that could cause significant fluctuations in our operating results from quarter to quarter.

We expect to undertake strategic acquisitions, joint ventures and alliances, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

We expect over time to pursue strategic acquisitions, joint ventures and alliances to enhance our capabilities and expand our industry expertise, technical expertise and geographic coverage. It is possible that we may not identify suitable acquisition candidates or alliance or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets, joint ventures or alliances, or our inability to complete such transactions, may adversely affect our ability to compete and grow.

These types of transactions involve numerous risks, including:

•	difficulties in integrating operations, systems, technologies, accounting methods and personnel;
•	difficulties in supporting and transitioning clients of our acquired companies or strategic partners;
•	disruption of our ongoing business;
•	diversion of financial and management resources from existing operations;

•	risks of entering new markets;
•	potential loss of key employees; and
•	inability to generate sufficient revenue to offset transaction costs and expenses.

Further, any such transaction that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may materially and adversely affect the value of our ordinary shares.

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our ordinary shares. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. Our inability to identify suitable acquisition targets, strategic investments or partnership or alliance candidates, or to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of those transactions, and we may incur costs in excess of what we had anticipated.

Our success depends in large part upon our senior management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management and other key employees, including Mr. Jianfeng Liu and Mr. Liwen Zhang. Mr. Liu is the founder of our company and has more than 20 years of experience in our industry. Mr. Zhang, our Chief Scientist, is the lead researcher responsible for our new Evergreen Products. The skills, knowledge and experience of these individuals, as well as other members of our senior management team, are critical to the growth of our company. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

Because we have not yet procured business or product liability insurance, and we may not be able to procure business or product liability insurance in the future, we may not be protected from certain risks that are customarily covered by business or product liability insurance in the United States.

We have not procured product liability or general liability insurance for our business because the insurance industry in China is still in the early stages of its development. To the extent that we suffer a loss of a type which would normally be covered by product liability or general liability insurance in the United States, we would incur significant expenses in defending any action against us and in paying any claims that result from a settlement or judgment against us. Product liability claims and product recalls may divert the attention of our management and could have a material adverse effect on the demand for our products and on our business, goodwill and reputation. Furthermore, adverse publicity could result in a loss of consumer confidence in our products.

Risks Related to Doing Business in China

China’s restrictive energy policy could have an adverse impact on our operations.

The Chinese authorities have recently mandated a significant reduction of energy usage in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan, which plan concludes on December 31, 2010. As a result, we were instructed by local government officials in mid-November that we will be restricted from using electrical power in our original facility for approximately eight days during the remainder of November 2010, although our new Evergreen Product facility will be unaffected because it has been designated as a priority project by the local government. In response to this policy, we have obtained a power generator to provide us with the energy needed to run our original facility when electrical power is restricted. If this power generator is unable to generate sufficient energy for our facility when electrical power is restricted, the results of our operations would be affected during that time. It is currently unclear whether the electrical power restriction will be in place during December 2010. In addition, while we believe that the current restrictions will be eliminated with the implementation of China’s 12th Five Year Plan on January 1, 2011, additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretations, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization of other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under the current political leadership in the PRC, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization in many industries, including ours. There is no assurance, however, that the Chinese government will continue to pursue these policies with respect to the Chinese economy generally or our industry in particular, or that it will not significantly alter these policies from time to time without notice.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with the PRC State Administration of Foreign Exchange, or “SAFE”. Further, any capital contribution by an offshore shareholder to its PRC subsidiaries should be approved by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign- invested Enterprises, or “Circular 142”, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. All of our revenues are denominated in Renminbi. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the 2005 parameters. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules (some of which may not be published on a timely manner or at all) that may have a retroactive effect. We may even not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could result in fines, the revocation of a business or other license, the restructuring of our ownership or the discontinuation of all, or a portion, of our business. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into the PRC subsidiaries, limiting our subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, the required filings pursuant to SAFE Rules are underway for shareholders of Lizhan Environmental. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

In March 2007, SAFE promulgated the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, and the Operating Rules on the Foreign Exchange Administration of the Evolvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, or “Circular 78.” Under Circular 78, where PRC domestic individuals are involved in the employee stock ownership plans or share option schemes of overseas listed companies, such plans or schemes must be submitted to competent foreign exchange administration authorities for approval, and the PRC employees shall entrust its agent or the affiliates or branches of the overseas listed company to apply to competent authorities for purchasing certain amount of foreign exchange at certain times each year, in order to purchase the stock or exercise its option right under the employee stock ownership plans or the share option schemes within the amounts approved by the authorities. In addition, the PRC employees involved must declare the progress of such plans or schemes to the administration authorities periodically. All the proceeds obtained by such employees from the overseas listed company through the employee stock ownership plans or the share option schemes, or from sale of the shares of such overseas listed company, after deducting relevant fees and costs incurred overseas, shall be remitted to the domestic account of the employees in full amount. We have adopted the Lizhan Environmental Corporation 2010 Stock Option Plan. However, as of the date of this prospectus, no employee share option has been granted. If we or our PRC employees fail to comply with the provisions of Circular 78, we and/or our PRC employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities. If our PRC employees fail to obtain the approval from or make relevant registrations with SAFE or its local branches, it will prevent us from conducting the share option schemes or the stock ownership plans for our PRC employees. In addition, it may impose cost on us for obtaining the approval from SAFE or its local branches in connection with the foreign exchange registration.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

Prior to January 1, 2008, the basic enterprise income tax rate for foreign invested enterprises in the PRC was 33.0%, while the PRC government provided various incentives, including reduced tax rates, to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone. In addition, Lizhan Textile qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three calendar years. In connection therewith, Lizhan Textile was fully exempt from income tax in each of the years ended December 31, 2008 and 2009 and has been subject to enterprise income tax at a reduced rate of 12.5% since the year ended December 31, 2009. The tax holiday expires on December 31, 2012.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the new tax law, foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and relevant regulatory documents are eligible for a graduated rate increase to 25% over a five-year transition period beginning January 1, 2008. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents. While the new tax law equalizes the tax rates for foreign-invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high and new technology enterprises enjoying special support from the state.

We may not be able to continue receiving this preferential tax treatment after the tax holiday expires on December 31, 2012, which may cause an increase in our income tax expense, thereby reducing our net income and adversely affect our results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries through our sub-holding companies may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

Our PRC subsidiaries are held directly by Resources, which is an entity organized under the law of Hong Kong. According to Article 10 of the arrangement between Mainland China and the Hong Kong Special Administrative Region, or HKSAR, on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, when a Hong Kong resident enterprise holds more than 25% percent of the shares of a company, the Hong Kong resident enterprise pays income tax amounting to 5% of the dividends paid. When a Hong Kong resident enterprise holds 25% or less of the shares of a company, the Hong Kong resident enterprise pays income tax amounting to no more than 10% of the dividends paid.

If any such PRC taxes apply to our non-PRC shareholders, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

Both of our PRC subsidiaries are foreign investment enterprises. As foreign invested enterprises, our wholly owned subsidiaries are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. According to the latest version of this Catalogue, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our business to fall within the restricted or prohibited categories. If any of our business activities become prohibited, or if we cannot obtain approval from relevant approval authorities to engage in business activities which become restricted for foreign investors, we may be forced to sell or restructure our business activities which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, which could materially and adversely affect our business and financial condition.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to Resources, without the approval of the SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our PRC subsidiaries’ abilities to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize capital generated in Renminbi to fund our business activities outside of China, if we were to have any in the future, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the SAFE, and if we finance our PRC subsidiaries by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the local authority, such as Tongxiang Foreign Trade and Economic Cooperation Bureau and Zhejiang Foreign Trade and Economic Cooperation Bureau. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

China’s regulation of loans and direct investment by non-Chinese holding companies to Chinese entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our Chinese operating subsidiaries, which could materially and adversely affect our business and financial condition.

In utilizing the proceeds of this offering in the manner described under the section captioned “Use of Proceeds,” as a non-Chinese holding company of Chinese operating subsidiaries, we may make loans to our Chinese subsidiaries, or we may make additional capital contributions to our Chinese subsidiaries. Any loans we make to our Chinese subsidiaries are subject to regulations in China. For example, loans by us to our Chinese subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by China’s Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our Chinese subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our operations in China may be negatively affected, which could adversely affect our business, results of operations and financial condition.

Any failure to comply with PRC environmental laws may require us to incur significant costs.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control such waste. In addition, such enterprises are required to pay fines, or to cease operations entirely under extreme circumstances, should they discharge waste substances. The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

We must comply with the Foreign Corrupt Practices Act.

Following our initial public offering, we will be required to comply with the United States Foreign Corrupt Practices Act, which prohibits companies whose shares are listed on a U.S. securities exchange from making prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China. If any of our non-US listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us. Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under US law. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

The Chinese central government and local governments have exercised, and continue to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in national or local laws and regulations, including those relating to taxation, the environment, labor and employee benefits and land use rights. The central or local governments may impose stricter regulations or stricter interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we hold in Chinese properties. In addition, if the PRC government were to eliminate export processing zones, restrict the transportation of goods in and out of the country, adopt policies favoring competitors or impose other restrictions on our operations, the impact may be significant. A reversal of current liberalizations of foreign exchange controls by the Chinese government could be disruptive and costly to our export sales.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Risks Related to Our Ordinary Shares and This Offering

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the markets for our products;
•	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;
•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management and key personnel;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
•	litigation related to our intellectual property;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and
•	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

There will be a substantial number of ordinary shares available for sale in the future that may adversely affect the market price of our ordinary shares.

We currently have an authorized share capital of 31,250,000 ordinary shares with a par value of $0.32 per share. There are currently 11,143,750 ordinary shares outstanding.

From time to time, certain of our shareholders may be eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may freely sell shares they have held for at least six months, subject only to the current public information requirement, and shares they have held for at least one year without registration. Affiliates may sell shares they have held for at least six months subject to the Rule 144 volume, manner of sale, current public information and notice requirements. Of the 11,143,750 ordinary shares outstanding as of November 1, 2010, approximately 2,625,000 shares are freely tradable without restriction (subject to lockup restrictions). Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus or this prospectus may have a material adverse effect on the market price of our shares. If our affiliates who own shares were to sell their shares, they would be subject to volume and other restrictions imposed by Rule 144.

The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares.

We are a Cayman Islands Company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than U.S. law, you may have less protection of your shareholders rights than you would under U.S. law.

We are incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2010 Revision) of the Cayman Islands (as amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court in the United States. As a result, our public shareholders may have more difficulties in protecting their interests based on actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, our directors or principal shareholders than they would as a shareholder of a U.S. company.

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We will need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will also engage external Sarbanes-Oxley consultants to advise us on Sarbanes-Oxley compliance issues. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the Securities and Exchange Commission. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

Our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We may not be able to pay any dividends on our ordinary shares.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to the “Dividend Policy” section in this prospectus for additional information regarding our current dividend policy for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

We will incur increased costs as a result of being a public company in the United States, which could reduce our profits.

We are subject to the reporting obligations of the SEC, which many consider to be more stringent, rigorous and expensive than operating a privately held company. In particular:

•	We will incur additional costs in order to comply with U.S. corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, or FINRA. We expect these requirements will increase our legal compliance costs and will make some compliance activities more time consuming and costly.
•	We will incur additional costs in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. We expect these requirements will increase our accounting and financial costs.
•	We will be required under U.S. rules and regulations to retain our independent directors that serve on our board of directors. We may encounter difficulty in retaining, or in the future attracting, qualified independent directors to serve on our board of directors and our audit committee, in particular. We will also incur substantial costs to maintain directors and officers insurance.

If we fail to retain, or attract as necessary, independent directors, we may be subject to SEC enforcement proceedings and delisting by the securities exchange on which our ordinary shares are listed at the time. As a result, we will incur greater costs for legal, accounting and other services and, in turn, will increase our operating expenses and reduce our profits.

As the public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by existing shareholders for their ordinary shares on a per ordinary share basis. As a result, you will experience immediate and substantial dilution of approximately $3.76 per ordinary share, representing the difference between our pro forma net tangible book value per ordinary share as of June 30, 2010, after giving effect to this offering and the assumed public offering price of $5.50 per ordinary share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

We may use the net proceeds in ways with which you may not agree.

We intend to use our net proceeds from this offering for the installation of production lines 2, 3 and 4 in the Evergreen Product facility being constructed. We expect production line 2 to be installed and begin operating on a large scale by February 2011. We expect to begin installing production lines 3 and 4 in fiscal year 2011 and to begin utilizing these production lines in November 2011 and April 2012, respectively.

However, our management will have considerable discretion in the application of the proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ordinary share price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. We expect our ordinary shares to be approved for listing on the Nasdaq Global Market. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially and adversely affected and you may not be able to resell our ordinary shares at or above the price you paid, or at all. The initial public offering price for our ordinary shares will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ordinary shares after this initial public offering. An active trading market for our ordinary shares may not develop in a timely manner or at all, and the market price of our ordinary shares may decline below the initial public offering price. If the price at which our ordinary shares are traded after this offering declines below the initial public offering price, you will experience a decrease in the value of your ordinary shares regardless of our operating performance or prospects.

Mr. Liu, our Chairman, has the ability to exercise significant control over us, and whose interests may conflict with your interests as a shareholder.

Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, will beneficially own 65.7% of our outstanding ordinary shares upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional ordinary shares). As a result, Mr. Liu will have the ability to exercise significant influence over our management, including over matters requiring shareholder approval or approval by our Board of Directors. This could delay, defer or prevent a change in control, impede a merger, consolidation, take-over or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, Mr. Liu has entered into several related party transactions with our company, including guaranteeing our banks loans, transferring patents to us, purchasing our ordinary shares and selling materials to us. See “Certain Relationships and Related Party Transactions” below. Conflicts of interest between these dual relationships may arise. We cannot assure you that when conflicts of interest arise, Mr. Liu will act in the best interests of our company or that conflicts of interest will be resolved in our favor.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including gain realized on the disposition of our ordinary shares being treated as ordinary income rather than capital gain income and in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We do not believe that we were a PFIC for the years ended September 30, 2009 or September 30, 2010 and currently anticipate that we will not be a PFIC for the current fiscal year based upon our estimates of the values of our assets as determined based on the assumed initial offering price of our ordinary shares and the anticipated price of our ordinary shares following the offering. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2011 or in any future taxable year. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. See “Taxation — U.S. Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

If equity research analysts do not publish research or reports about our company or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ordinary shares could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND
OTHER INFORMATION

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except for events or circumstances which occur up to the date of our prospectus, we undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made in this prospectus, even though our situation will change in the future. Forward-looking statements include statements about:

•	our ability to attract and retain customers;
•	the anticipated benefits and risks associated with our business strategy, including those relating to our current and future product offerings;
•	our future operating results;
•	the anticipated benefits and risks of our key strategic customer relationships and strategic acquisitions, joint ventures and alliances; and
•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject, which include the following risks:

•	We have a limited operating history;
•	Outside of research and development testing, we have never produced or sold any Evergreen Products;
•	We may encounter difficulties in developing or selling our new Evergreen Products;
•	Our expansion plans may divert our resources and cause our margins to suffer;
•	We face intense competition;
•	We may be unable to maintain sufficient levels of working capital;
•	We may be unable to protect our intellectual property or avoid infringing upon the intellectual property of others; and
•	Adverse changes in the economy of China may affect our business.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason following the date of this prospectus to conform these statements to actual results or to changes in our expectations or to publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $8.5 million from this offering, or approximately $9.9 million assuming the underwriters exercise their option to purchase additional ordinary shares in full, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. For the purposes of estimating net proceeds, we are assuming an initial public offering price of $5.50 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed public offering price of $5.50 per ordinary share would increase (decrease) the net proceeds to us from this offering by $1.82 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use all of our net proceeds from this offering for the installation of three production lines (production lines 2, 3 and 4) in the Evergreen Product facility that we are in the process of completing. We expect production line 2 to be installed and begin operating on a large scale by February 2011. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively. We currently have no plans, agreements or commitments with respect to any material acquisitions or investments in other companies.

The amounts and timing of these expenditures may vary depending on our ability to expand our business, the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We do not currently have any plans to pay any cash dividends in the foreseeable future on our ordinary shares being sold in this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our direct and indirect subsidiaries for our cash needs, including the funds necessary to pay dividends to the holders of our ordinary shares. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Each of our Chinese subsidiaries is also required to set aside at least 10% of its after-tax profit based on China’s accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of each of our PRC subsidiaries, each of which is a wholly foreign owned enterprise, has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise. If we decide to pay dividends in the future, these restrictions may impede our ability to pay dividends. In addition, if any of these Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our Board of Directors has discretion on whether to pay dividends. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Any dividend we declare will be paid to the holders of our ordinary shares, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and
•	on a pro forma as adjusted basis to give effect to the issuance and sale of 1,818,181 of our ordinary shares by us in this offering, assuming an initial public offering price of $5.50 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of approximately $1,400,000, assuming that the underwriters do not exercise their over-allotment option and there is no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

As of June 30, 2010	Actual	Pro forma as Adjusted
Cash and cash equivalents	$1,970,188	$10,570,188
Restricted cash(1)	2,418,972	2,418,972
Debt:
Short-term bank loans(2)	11,265,075	11,265,075
Shareholders’ equity:
Ordinary Shares Authorized shares – 31,250,000 shares Issued and outstanding – 11,143,750 shares	3,566,000	4,147,818
Additional paid-in capital	924,000	8,942,182
Statutory reserve	422,321	422,321
Retained earnings	10,074,557	10,074,557
Accumulated other comprehensive income	564,830	564,830
Non-controlling interest	634,633	634,633
Total shareholders’ equity	$16,186,341	$24,786,341
Total Capitalization	$27,451,416	$36,051,416

(1)	As security for our bank acceptance notes, we deposit with the banks amounts equal to 40% to 50% (or 50% to 100% prior to 2009) of these bank acceptance notes. The cash that we have deposited as security for these bank acceptance notes are reflected as restricted cash on our balance sheet.
(2)	Our short-term bank loans are secured by our buildings and land use rights, and guarantees provided by Mr. Liu (our principal stockholder, CEO and chairman) and other unrelated parties.

A $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per ordinary share would increase (decrease) the pro forma adjusted amount of each of cash and cash equivalents and total shareholders’ equity by $1,818,181, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and our estimated offering expenses of approximately $1,400,000.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was $13.9 million, or $1.25 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value, other than to give effect to the issuance and sale of 1,818,181 ordinary shares by us in this offering, at the initial public offering price of $5.50 per ordinary share and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted pro forma net tangible book value as of June 30, 2010 would have increased to $22.5 million or $1.74 per ordinary share. This represents an immediate increase in net tangible book value of $0.49 per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of $3.76 per ordinary share to investors purchasing shares in this offering. In the event that the closing date of this offering deviates from that assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. The following table illustrates such per share dilution:

Assumed public offering price per share	$5.50
Net tangible book value per share as of June 30, 2010	$1.25
Increase in net tangible book value per share attributable to new investors	0.49
Pro forma net tangible book value per share after this offering	1.74
Dilution in net tangible book value per share to new investors	$3.76

A $1.00 increase (decrease) in the assumed public offering price of $5.50 per ordinary share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $1.8 million, the pro forma net tangible book value per ordinary share after giving effect to this offering by $0.13 per ordinary share and the pro forma net tangible book value per ordinary share after giving effect to this offering by $0.87 per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	11,143,750	86%	$3,566,000	26%	$0.32
New investors	1,818,181	14%	10,000,000	74%	$5.5
Total	12,961,931	100%	$13,566,000	100%	$1.05

A $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per ordinary share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by $1.8 million, $1.8 million and $0.14, respectively, assuming no change in the number of ordinary shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

EXCHANGE RATE INFORMATION

The financial records of our consolidated entities are maintained in RMB, which is our functional currency. Capital accounts of our consolidated financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the relevant period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	Nine months ended June 30,		Year ended September 30,
	2010	2009	2009	2008
Balance sheet items, except for equity accounts	RMB6.7909=$1	RMB6.8319=$1	RMB6.8290=$1	RMB6.8183=$1
	HK$7.7550=$1	HK$7.7205=$1	HK$7.7805=$1
Items in statements of income and cash flows	RMB6.8260=$1	RMB6.8332=$1	RMB6.8306=$1	RMB7.1643=$1
	HK$7.7378=$1	HK$7.7290=$1	HK$7.7890=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. The court system in the Cayman Islands is effective because litigation practice and procedure are based on English law principles of civil procedure. The Grand Court of the Cayman Islands is presided over by the Chief Justice and Grand Court judges permanently resident in the islands. Appeals lie from the Grand Court to the Cayman Islands Court of Appeal, which sits in the Grand Cayman, and from there to the Judicial Committee of the Privy Council in England.

The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company is not required to open its register of members for inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may in certain circumstances issue negotiable or bearer shares or shares with no par value;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

However, certain disadvantages accompany incorporation in the Cayman Islands. For example, the Cayman Islands has a less developed body of securities laws as compared to the United States, and Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. Each of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation, 111 Eighth Avenue New York, New York 10011, (212) 664-1666 as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Allbright Law, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that there are no treaties between the U.S. and Cayman Islands in relation to the enforcement of judgments in the Cayman Islands. Furthermore, a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, fines, penalties or similar charges and which was not obtained in a manner nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands are unlikely to recognize and enforce a punitive judgment of a foreign court of competent jurisdiction without retrial of the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our Memorandum and Articles of Association do not impose any obligations for the disclosure of corporate records, amounts or lists of shareholders to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

A U.S. or non-resident shareholder will not, solely by bringing a suit or having a judgment enforced in the Cayman Islands or China, respectively, against a company be deemed a “resident” of such jurisdiction because of the existence of a “de facto management body” located in the PRC.

Generally, in the absence of a contractual arrangement to the contrary and certain exceptional circumstances, for example, where a company is being used for an illegal or improper purpose or as a means of perpetrating a fraud, the liability of a shareholder of a Cayman Island’s company which has been incorporated with limited liability is limited to the amount from time to time unpaid in respect of the par value of, together with the share premium payable on, the shares he holds. The company has a separate legal personality from that of the shareholders, and is separately liable for its own debts due to third parties. The general principles regarding corporate personality under the law of the Cayman Islands are similar to those established under English law, and a Cayman Islands court will regard English judicial authorities as persuasive (but not technically binding). Under English common law, there are certain exceptional circumstances in which the principle of the separate legal personality of a company is disregarded and the court will “pierce the corporate veil” and attribute liability to shareholders as well as, or instead of the company. Accordingly, from the sate of incorporation of a Cayman Islands company it is a body corporate with separate legal personality capable of exercising all the functions of a natural person of full capacity.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law. Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Allbright Law has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. If there are neither treaties nor reciprocity arrangements on judicial assistance between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign court judgment in China may have to be resolved through diplomatic channels. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of judgment, there is uncertainty as to whether the a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 2008 and 2009 and the balance sheet data as of September 30, 2008 and 2009 are derived from audited consolidated financial statements included elsewhere in this prospectus. The selected statement of income data for the fiscal year ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2006 and 2007 have been derived from the unaudited financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of, and for the year ended, September 30, 2006 reflect our operations and financial condition from December 6, 2005, which was the date Lizhan Textile was formed, through September 30, 2006. Until production activities commenced in November 2007, Lizhan Textile was engaged in research and development activities. The selected consolidated financial data as of, and for the fiscal year ended, September 30, 2005 have been omitted because such information is not applicable. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Consolidated Statement of Operations Data	Year Ended September 30,				Nine Months Ended June 30,
	2006	2007	2008	2009	2009	2010
(in U.S. Dollars, except per share data)	Unaudited	Unaudited			Unaudited	Unaudited
Net Sales	$—	$—	$13,124,439	$21,612,541	$15,865,887	$34,625,400
Cost of sales	—	—	(10,628,938)	(17,868,408)	(12,819,114)	(26,060,891)
Gross profit	—	—	2,495,501	3,744,133	3,046,773	8,564,509
Operating expenses
General and administrative expenses	(8,707)	(50,465)	(590,132)	(1,053,752)	(675,432)	(1,368,131)
Research and development expenses	—	—	(32,186)	(64,991)	(42,248)	(103,824)
Selling and marketing expenses	—	—	(260,290)	(322,133)	(225,537)	(429,663)
Total operating expenses	(8,707)	(50,465)	(882,608)	(1,440,876)	(943,217)	(1,901,618)
Operating income/(loss)	(8,707)	(50,465)	1,612,893	2,303,257	2,103,556	6,662,891
Other income and (expense)
Other income	—	—	9,393	610,548	420,392	520,373
Exchange loss	—	—	(20,950)	(24,963)	(22,571)	(19,854)
Interest income	—	—	17,103	19,972	15,568	16,729
Interest expense	—	—	(123,199)	(166,186)	(132,803)	(217,168)
Other expenses, net	—	(16,367)	(9,095)	(11,330)	(7,555)	(11,419)
Total other income (expenses), net	—	(16,367)	(126,748)	428,041	273,031	288,661
Income/(loss) before income tax	(8,707)	(66,832)	1,486,145	2,731,298	2,376,587	6,951,552
Income tax expenses	—	—	(1,010)	—	—	(627,457)
Net income/(loss)	(8,707)	(66,832)	1,485,135	2,731,298	2,376,587	6,324,095
Net loss attributable to non-controlling interest	—	—	—	—	—	15,909
Other Comprehensive income (loss)
Foreign currency translation adjustment	14,635	94,638	362,789	(6,026)	5,872	(98,795)
Comprehensive income attributable to Lizhan Environmental Stockholders	$5,928	$27,806	$1,847,924	$2,725,272	$2,382,459	$6,241,209
Comprehensive loss attributable to non-controlling interests	—	—	—	—	—	542
Comprehensive income	$5,928	$27,806	$1,847,924	$2,725,272	$2,382,459	$6,241,751
Earnings per common share – Basic and fully diluted	—	—	$0.14	$0.25	$0.22	$0.57

Balance Sheet Data (at end of period)	September 30,				June 30,
	2006	2007	2008	2009	2010
(in U.S. Dollars)	Unaudited	Unaudited			Unaudited
Cash	$159,200	$112,639	$706,459	$864,162	$1,970,188
Total current assets	181,125	708,505	6,508,672	11,400,067	23,959,695
Total other assets	732,367	2,475,246	7,583,781	9,526,249	16,072,335
Total assets	913,492	3,183,751	14,092,453	20,926,316	40,032,030
Total liabilities	95,212	700,445	9,385,368	12,803,407	23,845,689
Total stockholders’ equity	818,280	2,483,306	4,707,085	8,122,909	16,186,341
Total liabilities and shareholders equity	$913,492	$3,183,751	$14,092,453	$20,926,316	$40,032,030

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains certain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “may”, “will”, “could”, “expect”, “anticipate”, “intend”, “believe”, “estimate”, “plan”, “predict”, “project” and similar terms or terminology, or the negative of such terms or other comparable terminology. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus and our other filings with the Securities and Exchange Commission. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Our financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rate Information” above for information concerning the exchange rates at which Renminbi have been translated into U.S. dollars at various pertinent dates and for pertinent periods.

Overview

General

We manufacture, distribute and market synthetic leather and other fabrics from recycled leather waste, among other materials. Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are manufactured from recycled genuine leather waste. Recycled leather flocked fabric products accounted for approximately 70% of our revenue in the nine months ended June 30, 2010.

Our business depends on obtaining a reliable supply of various raw materials, including leather waste, ultrasuede grey cloth, polyurethane, which we also refer to as PU, backing fabric, and resin. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. To minimize purchasing costs, we use fewer than five primary suppliers for each of our raw materials. However, as we expand our operations and require greater supplies of leather waste products, we may not be able to procure a sufficient supply of these materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Our products are used in various consumer applications, as we sell our products to furniture, automotive upholstery and garment manufacturers, as well as fabric distributors. We sell domestically in China and export to the US and other countries, including Nicaragua, Germany and Belgium. During the nine months ended June 30, 2010 and the twelve months ended September 2009 and 2008, approximately 23.7%, 37.3% and 27.0% of our revenues, respectively, were generated from export sales. The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

We have experienced substantial growth since we launched our commercial production in November 2007. Our aggregate annual production capacity was 15 million meters as of June 30, 2010. We produced and sold approximately 5.1 million, 8.0 million and 11.1 million meters of fabric during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively. Our revenues and net income increased substantially during these periods. Specifically, we generated revenues of $13.1 million, $21.6 million and $34.6 million, and achieved net income of $1.5 million, $2.7 million and $6.3 million during the twelve months ended September 30, 2008 and 2009, and nine months ended June 30, 2010, respectively. We believe that the growth which we have achieved reflects our success in addressing customer needs, strategically expanding our production lines, increasing market penetration and enhancing the quality of our products.

We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from this production line in December 2010. In addition, we plan to launch pilot production of the second of our Evergreen Product production lines in January 2011 and to launch large scale production of this line in February 2011. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to launch production of the Evergreen Product production lines beginning in November 2011 and April 2012, respectively. To accommodate this increase in production, we will require additional capital to meet a significant portion of our anticipated growing working capital requirements. The capital that we will raise in this offering will be insufficient to meet our capital needs, and there can be no assurance that additional financing will be available in amounts or on terms acceptable to us, if at all.

According to a 2009 report issued by the China Investment Consulting Company (the OCN Report), in recent years, production of synthetic fabric in developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. In an attempt to take advantage of this trend, we have broadened our customer base over time, both in the PRC and in the international markets. Compared to the year ended September 30, 2008, sales to domestic PRC customers and to international customers increased by approximately 41.3% from $9.6 million to $13.6 million and by 127.9% from $3.5 million to $8.1 million, respectively, during the year ended September 30, 2009. In addition, sales to domestic PRC customers and to international customers increased by approximately 174.7% from $9.6 million to $26.4 million and by 31.4% from $6.2 million to $8.2 million, respectively, during the nine months ended June 30, 2010 as compared to the nine months ended June 30, 2009.

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather waste to produce eco green fabrics which are more similar to genuine leather in quality than our existing products, at lower production costs than genuine leather products. Specifically:

•	We use innovative production technology, for which we have filed an invention patent application in the PRC, to manufacture recycled leather flocked fabric products from leather waste. We have been selling these products since fiscal year 2009, and these products accounted for approximately 70% of our revenue in the nine months ended June 30, 2010.
•	We own and lease innovative patented production technologies that we plan to use to manufacture new Evergreen Products in the near future. We believe these technologies will enable us to generate imitation leather products that look and feel more similar to genuine leather. We anticipate producing Evergreen Products on a large scale and selling them to current and new customers by November 2010. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automotive upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

We believe that the Evergreen Products, which are environmentally friendly, will generate higher margins than our existing products, as a result of higher sales prices without a proportionate increase in cost of sales. Based on our market feasibility study and discussions with long-term customers who have entered into market co-development agreements with us, we believe that we may be able to sell our Evergreen Products at approximately two to three times the average selling price of our existing products. However, outside of research and development testing, we have never produced or sold any Evergreen Product and there is no assurance that we will be successful in developing and selling these products or in growing this line of business.

Important Factors Affecting our Results of Operations

We believe that the significant factors that affect our financial condition and results of operations are as follows:

•	Growth of the Chinese economy. We operate our manufacturing facilities in China and have derived a majority of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. Over the past twenty years, China has experienced, and is expected to continue to experience, continued growth in various areas of investment and consumption. However, the growth of China’s economy experienced a slowdown following the second quarter of 2007, when the growth rate of China’s gross domestic product as measured against the same quarter of the previous year reached 11.9%. A number of factors have contributed to this slowdown, including the appreciation of the Renminbi against the U.S. dollar and the Euro, which has adversely affected China’s exports, and the tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing the overheating of China’s economy and controlling inflation. The slowdown has been further exacerbated by the current global crisis in the financial services and credit markets, which has resulted in extreme volatility in the global capital markets since 2007. However, China has recently experienced signs of recovery. For calendar year 2009 and the first three months of 2010, the growth rate of China’s gross domestic product as measured against the same period of the previous year were 8.7% and 11.8%, respectively. Nevertheless, it is still uncertain how long the global crisis in the financial services and credit markets will continue and the impact this will have on the global economy in general and the PRC economy in particular.
•	Expansion of our production capacity and increase of production volume. Our revenues largely depend on our production capacity and production volume. The operations at our original facility commenced in November 2007 and have expanded over time. As of June 30, 2010, our original facility had the design capacity to produce 15 million meters of fabrics annually. We produced and sold approximately 5.1 million, 8.0 million and 11.1 million meters of fabric during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively. Our revenues and net income increased substantially during the past period. Specifically, we generated revenues of $13.1 million, $21.6 million and $34.6 million, and achieved net income of $1.5 million, $2.7 million and $6.3 million during the twelve months ended September 30, 2008 and 2009, and nine months ended June 30, 2010, respectively. We are in the process of completing the construction of our Evergreen Products facility and the installation of a production line in this facility.
•	Introduction of new products. In fiscal year 2009, we launched the production and sales of our recycled leather flocked fabric products which are manufactured from leather waste. We have seen a rapid increase in the demand of this product from our customers, and anticipate that this product will continue expanding and account for an increasingly significant percentage of our total revenues in fiscal year 2010. During fiscal year 2009 and the nine months ended June 30, 2010, this product accounted for 54.3% and 70.0% of total revenue, respectively. In addition, as we have gotten more experienced in the production and sales of this product, our gross margin has increased as a result of higher average selling price and better production yield. During fiscal year 2009 and the nine months ended June 30, 2010, our gross margin for this product was 19% and 29%, respectively.

We are in the process of completing the construction of our Evergreen Products facility, which will be used to manufacture and sell our new Evergreen Products. These products are manufactured from collagen fibers extracted from leather waste and reconstructed into a fibrous web by an air laid system to form the fabric. We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from these new products in December 2010.

•	Product mix and effect on gross margin. Our gross margin in any given period will be directly impacted by our product mix. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from purely chemical-based products, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are manufactured from recycled genuine leather. We manufacture products based on customer orders. Order may have unique specifications and may vary on selling prices, production costs and gross margins. Our selling price and gross margin may decline if our competitors lower their prices and we respond by reducing prices to compete more effectively. Alternatively, we may increase our selling price and gross margin when we introduce new or enhanced products or when there are products which few manufacturers can produce. As a result, new products, such as recycled leather flocked material, generally generate higher selling prices and profit margins. We expect our new Evergreen Products will generate even higher selling prices and profit margins. Mature products such as ultrasuede generate lower selling prices and gross margins. Our increased revenue exposure from new products will lead to higher overall gross margin. During the years ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, our gross margin was 19.0%, 17.3%, and 24.7%, respectively. The gross margin decreased during fiscal 2009 as we experienced pricing pressures and lower gross profit margin on mature products ultrasuede, and increased during the nine months ended June 30, 2010 mainly as a result of the higher proportion of recycled leather products sold.
•	Raw materials prices. Raw material is the most important aspect of our production cost. During fiscal years 2008 and 2009 and the nine months ended June 30 2010, direct material costs accounted for approximately 92%, 88% and 90% of our total cost of sales, respectively. Hence, price fluctuations in raw materials impact our gross profits and results of operations. Our production requires substantial quantities of various raw materials. The market for certain of our principal raw materials, in particular PU base and microfiber cloth, may fluctuate over time based on market conditions. During the fiscal year ended September 30, 2009, because of the general slowdown in economic activity experienced in China and globally, prices for these materials declined during the first half of the year and rose during the second half of the year. Nevertheless, the average price of our raw materials stayed within a small range. In addition, we outsource when we foresee capacity constraint or on certain processes which are required by the customers that we don’t yet handle in-house. Our material costs increase as we increase the level of outsourcing. During a period of volatile material costs, it is industry practice for manufacturers to place advanced orders with a committed quantity and price to ensure an ample supply of raw materials within an expected pricing range, and to pass onto customers a portion of the cost fluctuations, which practice we have adopted. We account for inventory for raw materials at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. However, because we keep inventory on hand for relatively short periods of time, we believe that differences between cost and market are not significant.
•	Adequate supply of raw materials. Many of our current suppliers, with whom our management team has longstanding relationships, prefer to sell raw materials to us, in sufficient amounts and at competitive prices, due to our management’s track record for prompt payment and large orders of raw materials. These long-standing supplier relationships provide us with a competitive advantage in China. Many of our current suppliers are located in Zhejiang Province, PRC, in close proximity to our facilities. We also purchase leather waste, which is a lower cost material, in bulk quantities from leather manufacturers. To date, we have been able to obtain these products in sufficient amounts and at competitive prices. During the nine months ended June 30, 2010, we procured raw materials from over 100 suppliers overall. During the nine months ended June 30, 2010, our largest supplier accounted for more than 10% of our total raw material purchases, and our top five largest suppliers accounted for 40.7% of our total raw material purchases collectively.

Seasonality

Demand for our products remains fairly consistent throughout the year. Nevertheless, our production is affected by the Chinese New Year, which usually occurs during the quarter ended March 31. In addition, sales volume declines during summer due to the slow demand from the international markets while consumer spending is generally slower for furniture and garments.

Taxation

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax, and any dividend payments we may make are not subject to any withholding. Under the prevailing laws of Hong Kong, there is no tax on capital gains and dividend payments by our Hong Kong subsidiary are not subject to any withholding tax. Hong Kong profits tax will only apply if our Hong Kong subsidiary carries on business in Hong Kong and derives a Hong Kong sourced profit from such business. Our operating subsidiaries in the PRC are subject to the PRC enterprise income tax, or EIT. Each of our operating subsidiaries files its own separate tax return on a calendar year basis.

According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 were entitled to full exemption from income tax for two years beginning from the first year when the enterprises become profitable and have accumulative profits, and a 50% income tax reduction for the subsequent three years. Lizhan Textile was entitled to the EIT exemption in years ended December 31, 2008 and 2009, and is subject to 50% income tax reduction during the period from January 1, 2010 to December 31, 2011. Hongzhan is subject to a uniformed tax rate of 25% beginning in 2010.

Set out in the following table are the EIT rates for our two PRC Operating Companies from 2008 to 2013:

	2007	2008	2009	2010	2011	2012	2013
Lizhan Textile	33%	—	—	12.5%	12.5%	12.5%	25%
Hongzhan	—	—	—	25%	25%	25%	25%

Foreign Currency Translation

Our financial statements are expressed in US dollars but the functional currency of our operating subsidiary is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into US dollars are included in determining comprehensive income.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	For the Nine Months Ended June 30,				For the Year Ended September 30,
	2010		2009		2009		2008
	(Unaudited)				(Audited)
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Net Sales	$34,625,400	100.00%	$15,865,887	100.00%	$21,612,541	100.00%	$13,124,439	100.00%
Cost of Sales	(26,060,891)	(75.27%)	(12,819,114)	(80.80%)	(17,868,408)	(82.68%)	(10,628,938)	(80.99%)
Gross profit	8,564,509	24.73%	3,046,773	19.20%	3,744,133	17.32%	2,495,501	19.01%
General and administrative expenses	(1,368,131)	(3.95%)	(675,432)	(4.26%)	(1,053,752)	(4.88%)	(590,132)	(4.50%)
Research and development expenses	(103,824)	(0.30%)	(42,248)	(0.27%)	(64,991)	(0.30%)	(32,186)	(0.25%)
Selling and marketing expenses	(429,663)	(1.24%)	(225,537)	(1.42%)	(322,133)	(1.49%)	(260,290)	(1.98%)
Operating Income	6,662,891	19.24%	2,103,556	13.26%	2,303,257	10.66%	1,612,893	12.28%
Other income/(expenses)	288,661	0.83%	273,031	1.72%	428,041	1.98%	(126,748)	(0.97%)
Income before taxes	6,951,552	20.08%	2,376,587	14.98%	2,731,298	12.63%	1,486,145	11.31%
Income tax expense	(627,457)	(1.81%)	—	—	—	—	(1,010)	(0.01%)
Net income	6,324,095	18.26%	2,376,587	14.98%	2,731,298	12.64%	1,485,135	11.3%
Foreign currency translation adjustment	(98,795)	0.29%	5,872	(0.04%)	(6,026)	(0.03%)	362,789	2.76%
Non-controlling interest	15,909	0.05%	—	—	—	—	—	—
Comprehensive income attributable to Lizhan Environmental stockholders	6,241,209	18.02%	2,382,459	15.02%	2,725,272	12.61%	1,847,924	14.06%
Comprehensive loss attributable to non-controlling interests	542	—	—	—	—	—	—	—
Comprehensive income	$6,241,751	18.03%	$2,382,459	15.02%	$2,725,272	12.61%	$1,847,924	14.06%

Comparison of the Nine Months Ended June 30, 2010 and the Nine Months Ended June 30, 2009

Net Sales.  We generate revenues from sales of our synthetic leather and other fabrics. During the nine months ended June 30, 2010, we had revenues of approximately $34.6 million as compared to revenues of approximately $15.9 million during the nine months ended June 30, 2009, an increase of approximately $18.8 million, or 118.2%. The growth in our revenues during the nine months ended June 30, 2010 was attributable to strong demand from a larger customer base as well as a significant increase of volume sold during such period as compared to the nine months ended June 30, 2009. We produced and sold approximately 5.9 million and 11.1 million meters of fabrics during the nine months ended June 30, 2009 and 2010, respectively. The following table provides a breakdown of revenues of each of our product types during the nine months ended June 30, 2009 and 2010:

	For the nine months ended June 30,				Growth from the same period last year
	2010 (Unaudited)		2009 (Unaudited)
	$	% of Revenue	$	% of Revenue	$	%
Products:
Ultrasuede	8,312,209	24.0%	7,386,516	46.6%	925,693	12.5%
Recycled leather flocked fabric	24,248,507	70.0%	7,804,568	49.2%	16,443,939	210.7%
Microfiber towel	446,199	1.3%	203,198	1.3%	243,001	119.6%
Tufted fabric	1,175,215	3.4%	76,442	0.5%	1,098,773	1,437.4%
Other fabrics	443,270	1.3%	395,163	2.4%	48,107	12.2%
Total	34,625,400	100.0%	15,865,887	100.0%	18,759,513	118.2%

We generated revenues of approximately $8.3 million from sales of our ultrasuede products in the nine months ended June 30, 2010, an increase of approximately $0.9 million, or 12.5%, from the same period in 2009. In addition, we generated revenues of approximately $24.2 million from sales of our recycled leather flocked fabric products, which are higher margin products that are manufactured from leather waste, during the nine months ended June 30, 2010, representing an increase of approximately $16.4 million, or 210.7%, as compared to $7.8 million of sales during the nine months ended June 30, 2009. Our customers expressed strong interest and demand for this novelty product, and we were able to increase our average selling price from approximately RMB18 (approximately $2.65) to approximately RMB21 (approximately $3.09) per meter during the period, which also resulted in improved gross margins, as we gained more experience with sales and production of this new product. The reason for the significant increase in revenues generated by sales of our tufted fabric products during the nine months ended June 30, 2010 as compared to the nine months ended June 30, 2009 is that we did not begin producing tufted fabric products until April 2009.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the nine months ended				Growth from the same period last year
Customer	June 30, 2010 (Unaudited)		June 30, 2009 (Unaudited)
	$	% of total Revenue	$	% of total Revenue	$	%
Domestic Chinese customers	26,413,159	76.3%	9,616,379	60.6%	16,796,780	174.7%
Export customers	8,212,241	23.7%	6,249,508	39.4%	1,962,733	31.4%

While sales to international customers increased by approximately 31.4% during the nine months ended June 30, 2010, as compared to the nine months ended June 30, 2009, sales to PRC customers increased by approximately 174.7% during the nine months ended June 30, 2010, as compared to the nine months ended June 30, 2009, as a result of a growing customer base in the PRC, particularly for our recycled leather flocked fabric products. The most notable growth in international sales came from our customer located in Nicaragua, as this customer continued its expansion in that region, with revenues increasing approximately 111.9%, from approximately $1.0 million of revenues during the nine months ended June 30, 2009 to approximately $2.1 million of revenues during the nine months ended June 30, 2010. Based on the current order forecast which comes from this customer, we expect sales to this customer to grow by over 100% for the year ending September 30, 2010 as compared to the year ended September 30, 2009. However, we do not expect sales to this customer to increase significantly in the year ending September 30, 2011 as compared to the year ending September 30, 2010. In addition, during the nine months ended June 30, 2010, we initiated sales of primarily recycled leather flocked fabric products to one customer in France and primarily ultrasuede leather products to one customer in South Korea.

Our customer base in the PRC and in the international markets expanded during the nine months ended June 30, 2010. We recorded sales to 27 international customers and 189 domestic customers during the nine months ended June 30, 2010. During the nine months ended June 30, 2009, we had 13 international customers and 66 domestic customers, respectively.

Cost of Sales.  Cost of sales, consisting of raw materials, direct labor and manufacturing overhead, and depreciation of plant and machinery, was approximately $26.1 million during the nine months ended June 30, 2010, as compared to approximately $12.8 million during the nine months ended June 30, 2009, representing an increase of 103.3% or approximately $13.2 million. This increase in costs is mainly driven by the increased sales during this period. In addition, our depreciation expenses for our plants and machinery increased to approximately $0.3 million in the nine months ended June 30, 2010 from approximately $0.2 million in the nine months ended June 30, 2009 as a result of new equipment purchased for our original facility. As a percentage of net revenues, cost of revenue decreased from 80.8% to 75.3% during the nine months ended June 30, 2010 as compared to the nine months ended June 30, 2009.

Gross Profit and Gross Margin.  Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit increased 181.1% to approximately $8.6 million during the nine months ended June 30, 2010, from approximately $3.0 million for the same period in 2009. For the nine months ended June 30, 2010 and 2009, our gross margin was 24.7% and 19.2%, respectively. The significant increase in gross margin during the nine months ended June 30, 2010 resulted from increased sales of our new, higher margin, recycled leather flocked material products. Specifically, this new product accounted for 70% the total revenue during the nine months ended June 30, 2010 as compared to 49% during the nine months ended June 30, 2009. The gross margin of the recycled leather flocked material increased to 29% during the nine months ended June 30, 2010 as compared to 19% during the nine months ended June 2009 because we managed to (1) increase the average selling price of the product, and (2) reduce our production costs while improving our production yield.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and other benefits granted to our management, finance and administrative staff, professional advisor fees and other expenses incurred in connection with general operations. General and administrative expenses totaled approximately $1.4 million for the nine months ended June 30, 2010, as compared to approximately $0.7 million for the nine months ended June 30, 2009, representing an increase of 102.6%. This increase was primarily attributable to the staff payroll and welfare costs associated with expenses incurred in connection with new hires as a result of our business expansion during the period.

Research and Development Expenses.  Research and development expenses consist of salaries, depreciation and material costs related to the research and development activities. These expenses totaled $103,824 for the nine months ended June 30, 2010, as compared to $42,248 for nine months ended June 30, 2009, an increase of 145.7%. This increase was attributable to the payment of salaries and related expenses to additional R&D employees during the nine months ended June 30, 2010, the increased depreciation of the R&D equipment and the increased material input on the R&D efforts related to the existing products and the Evergreen Products. The R&D team was comprised of 15 staff members as of June 30, 2010, compared to 10 as of September 30, 2009.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of employee salaries and benefits for our sales and marketing staff, transportation out costs and expenses for marketing, sales, advertising, travel and entertainment activities. These expenses totaled $429,663 for the nine months ended June 30, 2010, as compared to $225,537 for the nine months ended June 30, 2009, an increase of 90.5%. This increase was attributable primarily to increased export handling costs, advertising expenses, staffing costs and other costs relating to selling and marketing activities as we continued to expand on the scale of our overall business operations and export sales. We outsourced our export handling activities to local consultants, and adopted bill board advertising in Zhejiang province to promote business to potential customers and suppliers. Our sales team, comprised of 12 staff members as at June 30, 2010, is compensated entirely by sales commissions.

Operating Income.  As a result of the foregoing, operating income for the nine months ended June 30, 2010 was approximately $6.7 million, an increase of 216.7% compared to approximately $2.1 million for the same period in 2009.

Other Income (expense), net.  Our other income (expense), net for the nine months ended June 30, 2010 totaled $288,661, compared to $273,031 for the same period in the prior year. Other income and expenses for the nine months ended June 30, 2010 comprised of income of $485,643 from an exclusive distribution rights arrangement with Culp, one of our largest customers, scrap sales of $11,759, exchange loss of $19,854, interest income of $16,729, interest expense of $217,168 and other income of $11,552. Our other income and expenses for the nine months ended June 30, 2009 included income of $377,324 from the exclusive rights arrangement with Culp, $10,749 from scrap sales, an exchange loss of $22,571, interest income of $15,568, interest expenses of $132,803 and other income of $24,764.

In June 2008, Culp provided us with a set of tufting equipment in exchange for a two-year exclusive distribution right for our products. Pursuant to this agreement, we agreed not to sell tufted fabrics to any other customers in the United States until March 2011. The transaction has been accounted for based on the aggregate fair value of the machines received, which amounted to $1,294,186, in accordance with the requirements of FASB ASC 845-10-30-1. The exclusive distribution right granted to the customer has initially been recorded as deferred income, and subsequently amortized and recognized as revenue on a straight-line basis over the two-year period of the exclusive distribution right. Accordingly, $485,643 was recognized as income for the nine months ended June 30, 2010.

Provision for Income Taxes.  We incurred income tax expenses of $627,457 and $0 in fiscal nine months ended June 30, 2010 and 2009, respectively. The PRC Enterprise Income Tax Law imposes a unified EIT rate of 33% prior to and including 2007, and an EIT of 25% subsequent to 2007 for enterprises registered in the PRC. Under PRC tax laws Lizhan Textile, our operating subsidiary was granted a tax holiday during calendar year 2008 and 2009, and was subject to EIT of 33% during 2007. Lizhan Textile will receive a 50% reduction on our tax rate for the three calendar years ending December 31, 2012.

Net Income.  As a result of the foregoing, our net income totaled approximately $6.3 million for the nine months ended June 30, 2010, as compared to approximately $2.4 million for the nine months ended June 30, 2009, an increase of 166.1%.

Comparison of Year Ended September 30, 2009 and September 30, 2008

Net Sales.  We generate revenues from sales of our synthetic leather and other fabrics. During the year ended September 30, 2009, we had revenues of approximately $21.6 million as compared to revenues of approximately $13.1 million during year ended September 30, 2008, an increase of approximately $8.5 million, or 64.7%. The growth in our revenues during the year ended September 30, 2009 was attributable to a significant increase of volume sold during such period as compared to the year ended September 30, 2008. We produced and sold 5.1 and 8 million meters of fabrics during the two years ended September 30, 2008 and 2009, respectively.

The following table provides a breakdown of revenues of each of our product types during the years September 30, 2009 and 2008:

	Years ended September 30				Growth from the same period last year
	2009		2008
	$	% of total Revenue	$	% of total Revenue	$	%
Products:
Ultrasuede	8,616,807	39.9%	12,569,734	95.80%	(3,952,927)	(31.4%)
Recycled leather flocked fabric	11,740,691	54.3%	—	—	11,740,691	—
Microfiber towel	408,354	1.9%	131,347	1.0%	277,007	210.9%
Tufted fabrics	115,866	0.5%	—	—	115,866	—
Other fabrics	730,823	3.4%	423,358	3.2%	307,465	72.6%
Total	21,612,541	100.0%	13,124,439	100.00%	8,488,102	64.7%

We generated revenues of approximately $11.7 million from sales of our recycled leather flocked fabric products, the production of which we launched during the fiscal year ended September 30, 2009. This product is manufactured from genuine leather and the quality of these products is better than purely chemical-based synthetic products. Hence, the price that customers are willing to pay for this product is higher, resulting in higher revenues and gross margins. In addition, the production of these products is more environmentally friendly than the production of products made from non-recycled raw materials.

Sales of ultrasuede products declined by approximately 31.4%, or $4 million, during the fiscal year ended September 30, 2009 because we decreased sales of our lower margin products in order to produce our new higher margin recycled leather flocked fabric products.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the year ended September 30,				Growth from the same period last year
	2009		2008
	$	% of Revenue	$	% of Revenue	$	%
Customer
Domestic Chinese customers	13,550,142	62.7%	9,587,249	73.0%	3,962,893	41.3%
Export customers	8,062,399	37.3%	3,537,190	27.0%	4,525,209	127.9%

During the year ended September 30, 2009, our customer base expanded. We had 14 international customers and 79 domestic customers, increased from 8 international and 34 domestic customers from the year ended September 30, 2008.

While sales to domestic PRC customers increased by approximately 41.3% during the year ended September 30, 2009, sales to international customers increased by approximately 127.9% during the year ended September 30, 2009. We expect our revenues in the domestic and international markets to continue to grow.

The volume of international sales increased most dramatically with respect to our customer that is located in Nicaragua, with revenues increasing approximately 493.8%, from approximately $0.4 million of revenues during the year ended September 30, 2008 to approximately $2.1 million of revenues during the year ended September 30, 2009. The increase was primarily because one global customer shifted part of its procurement from China to its Nicaragua subsidiary.

Cost of Sales.  Cost of sales was approximately $17.9 million during the year ended September 30, 2009, as compared to approximately $10.6 million during the year ended September 30, 2008, representing an increase of 68.1% or approximately $7.3 million. This increase resulted from the increase in volume sold during this period. In addition, our depreciation expenses for our plants and machinery increased to approximately $0.5 million in the year ended September 30, 2009 from approximately $0.1 million in the year ended September 30, 2008 as a result of new equipment purchased for our original facility. As a percentage of net revenues, cost of revenue increased slightly, from 81.0% to 82.7% during the year ended September 30, 2009.

Gross Profit and Gross Margin.  Our gross profit increased 50.0% to approximately $3.7 million during the year ended September 30, 2009, from approximately $2.5 million for the same period in 2008. The increase was primarily attributable to increased sales. For the years ended September 30, 2009 and 2008, our gross margin was 17.3% and 19.0%, respectively. Despite the introduction of new products with higher margins, such as tufted fabric and recycled leather flocked fabric, in fiscal year 2009, our gross margin declined mainly because of lower gross margin experienced by our mature ultrasuede products.

General and Administrative Expenses.  General and administrative expenses totaled approximately $1.1 million for the year ended September 30, 2009, as compared to approximately $0.6 million for the year ended September 30, 2008, representing an increase of 78.6%. This increase was primarily attributable to expenses incurred in connection with the retention of advisors to assist us in our potential listing as a US public company, in addition to the increased payment of salaries and related expenses to our employees as a result of new hires in fiscal year 2009.

Research and Development Expenses.  Research and development expenses totaled $64,991 for the year ended September 30, 2009, as compared to $32,186 for year ended September 30, 2008, an increase of 101.9%. This increase was attributable to the payment of salaries and related expenses to additional employees during the year ended September 30, 2009, as we expanded the size of our research and development staff efforts during that time.

Selling and Marketing Expenses.  Selling and marketing expenses totaled $322,133 for the year ended September 30, 2009, as compared to $260,290 for the year ended September 30, 2008, an increase of 23.8%. This increase was attributable primarily to increased advertising and promotion activities, staffing costs and other costs relating to selling and marketing activities.

Operating Income.  As a result of the foregoing, operating income for the year ended September 30, 2009 was approximately $2.3 million, an increase of 42.8% as compared to approximately $1.6 million for the same period in 2008.

Other Income (expenses), net.  Our other income (expenses), net for the year ended September 30, 2009 totaled $428,041, compared to other expenses of $126,748 for the previous year. Other income (expenses), net for the year ended September 30, 2009 comprise revenue of $539,244 from an exclusive distribution rights arrangement with Culp, one of our largest customers, government grants of $26,367 which were awarded to us by the local PRC government as an incentive to increase our exports, scrap sales of $44,937, exchange loss of $24,963, interest income of $19,972, interest expense of $166,186 and other expenses of $11,330. Our other income and expenses for the year ended September 30, 2008 totaled $9,393 of scrap sales, the exchange loss of $20,950, interest income of $17,103 and interest expenses of $123,199 and other expenses of $9,095.

We recognized $539,244 of the value of the machines we received from Culp as revenue for the year ended September 30, 2009.

Provision for Income Taxes.  We incurred income tax expenses of nil and $1,010 in fiscal years ended September 30, 2009 and 2008, respectively.

Net Income.  As a result of the foregoing, our net income totaled approximately $2.7 million for the year ended September 30, 2009, as compared to approximately $1.5 million for the year ended September 30, 2008, an increase of 83.9%.

Liquidity and Capital Resources

General

Our primary capital needs have been, and we expect will continue to be, to fund the working capital requirements necessitated by our sales growth, including purchasing raw materials from suppliers, adding new products and completing construction of our Evergreen Products facility. Our primary sources of financing have been cash generated from operations, short-term loans, long-term loans and lines of credit from banks in China and proceeds from bank acceptance notes. We expect to continue to finance our operations and working capital needs in 2010 from these sources.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in the 2010 and do not foresee a reduction in the availability of bank credit to fund our operations and meet our growth objectives. We expect that anticipated cash flows from operations, short-term bank loans, bank acceptance notes and lines of credit will be sufficient to fund our current operations and growth plans through at least the next twelve months.

The construction of our Evergreen Products facility and the installation of production line 1 are expected to cost $10.5 million in the aggregate, $9.2 million ($6.2 million as of June 30, 2010) of which has already been paid from our revolving lines of credit and cash generated from operations. We intend to use approximately $1.3 million from our existing lines of credit to meet the remaining capital requirements for the completion of our Evergreen Products facility. The installation of production lines 2, 3 and 4 are expected to cost approximately $9.0 million in the aggregate. We intend to use the proceeds from this offering to meet this capital requirement.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due or to fund our growth plans, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that we will be able to raise additional capital or reduce discretionary spending to provide required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult. Accordingly, we cannot be sure of the availability or terms of any alternative financing arrangements.

The following table sets forth a summary of cash and restricted cash at the end of the periods indicated:

	June 30, 2010	September 30,
		2009	2008
	(Unaudited)	(Audited)	(Audited)
Cash	$1,970,188	$864,162	$706,459
Restricted cash	2,418,972	1,972,470	942,367

Restricted cash represents bank deposits held as collateral for bank acceptance notes, and will be released at the expiration date of the bank acceptance notes. The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes, which are generally at a lower rate than the banks’ interest rate. As security for the bank acceptance notes, we have been required to place deposits equal to 40% to 50% (or 50% to 100% prior to 2009) of the note amounts with the banks and other pledge and guarantee.

Restricted cash fluctuated during these periods in proportion to the balance of the bank acceptance notes.

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Nine Months Ended June 30,		Year Ended September 30,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Net cash provided by (used in) operating activities	$(18,905)	$(272,670)	$473,578	$463,927
Net cash used in investing activities	(6,773,564)	(1,477,034)	(2,219,103)	(4,429,730)
Net cash provided by financing activities	7,872,843	1,409,402	1,903,745	4,504,694

Operating Activities

Net cash used in operating activities was approximately $18,905 for the nine months ended June 30, 2010, compared to $0.3 million for the same period in 2009. This decrease is a result of the substantial increase in net income, to $6.3 million in the nine months ended June 30, 2010 compared to $2.4 million in the nine months ended June 30, 2009, increases in accounts payable, tax payable and other payables, partially offset by increases in accounts receivable, inventory and prepaid expenses. The prepaid expenses were increased as we paid certain key supplier deposits to secure materials at a discount. The increases of accounts receivable and accounts payable are directly related to the increased sales and materials purchased.

Net cash provided by operating activities was approximately $0.5 million for the years ended September 30, 2008 and 2009. We experienced a substantial increase in net income, to $2.7 million in the year ended September 30, 2009 compared to $1.5 million in the year ended September 30, 2008. In addition, deferred income related to our exclusive distribution arrangement with Culp invested by $0.5 million (See “Other Income” under “Results of operations” above), offset by an increase in accounts receivable, an increase in inventories and a decrease in accounts payable.

In addition to our growth, which has driven the increase of cash provided by our operating activities in 2009 and the first nine months of fiscal year 2010, a primary factor affecting our operating cash flow is the timing of cash receipts from product sales and payments for purchase of materials in the ordinary course of business. A majority of our cash receipts are collected with a credit period of 60 to 90 days. We generally pay our suppliers in 60 days and, from time to time, with 3-month bank acceptance notes. Going forward, we expect cash provided from operating activities to continue to be a major source of liquidity for us, and we expect the future trend to continue to be affected by the factors described above.

Our accounts receivable balances as of September 30, 2008 and 2009 and June 30, 2010 were $3.0 million, $4.3 million and $11.6 million, respectively. Our accounts receivable increased during these periods as a result of the significant increase in sales with credit terms of generally 60 to 90 days. The accounts receivable turnover days, which we define as our average receivable balances during the period divided by sales and multiplied by the number of days in the period, were 41, 62 and 63 days, respectively, in fiscal years 2008 and 2009 and the nine months ended June 30, 2010. Average accounts receivable days decreased over time as a result of our stricter collection efforts. Our credit period granted to customers is generally 60 to 90 days, depending on our business relationship with the customer, the customer’s credit history and prevailing market conditions.

Our inventory balances as of September 30, 2008 and 2009 and June 30, 2010 were $1.5 million, $3.5 million and $5.9 million, respectively, among which raw material inventory was $0.4 million, $1.2 million and $1.7 million, respectively. The increase in 2009 and the nine months ended June 30, 2010 resulted from increased raw material reserves in anticipation of rising sales in subsequent period. We generally keep a raw material inventory of one month at hand for the production planning purposes. The number of inventory days, which we define as the average inventory balances during the period divided by cost of goods sold and multiplied by the number of days in the period, increased from 27 days in 2008 to 51 days in 2009 and reduced to 49 days in the nine months ended June 30, 2010.

Our accounts payable and notes payable, collectively, as of September 30, 2008 and 2009 and June 30, 2010, were $4.8 million, $8.9 million and $10.4 million, respectively. Both items are derived from our trade related procurement. Notes payable refers to the balance of bank acceptance notes which finance the purchase of our raw materials and is commonly used by Chinese companies to obtain bank financing with a lower financing cost. We generally make payments to our suppliers within sixty days following the date of delivery either in cash or with 3-month bank acceptance notes. The increase in 2009 and the nine months ended June 30, 2010 resulted from the increased levels of bank acceptance notes needed to finance our operations. Our days payables, which we define as the average payable balances during the period divided by cost of goods sold and multiplied by the number of days in the period, increased from 57 days in 2008 to 83 days in 2009 and reduced to 68 days in the nine months ended June 30, 2010.

Investing Activities

Investing activities primarily include restricted cash and purchases of land use rights and property, plant and equipment. For the nine months ended June 30, 2010, approximately $6.8 million was used in investing activities as compared to approximately $1.5 million used in investing activities for the same period in 2009, mainly for the purchase of plants and equipment and the purchase of land use rights.

For the year ended September 30, 2009, approximately $2.2 million was used in investing activities as compared to approximately $4.4 million used in investing activities for the same period in 2008, reflecting a decrease in payments for the purchase of plants and equipment and the purchase of land use rights, offset by an increase in restricted cash levels as a result of increased bank acceptance notes obtained in 2009.

The purchases of property, plant and equipment were primarily made in connection with the expansion of our manufacturing facilities. We expect investing activities over the next several years to increase significantly from previous levels as we execute our plan to build new facilities for Evergreen Products. See “Capital Expenditures” below.

Financing Activities

Net cash provided by financing activities for the nine months ended June 30, 2010 was approximately $7.9 million as compared to approximately $1.4 million in the same period in 2009. The increase in cash provided by financing activities was primarily due to increased short-term borrowing of $8.6 million, net decrease in repayments of the bank acceptance notes of $0.8 million.

Net cash provided by financing activities for the year ended September 30, 2009 was approximately $1.9 million as compared to approximately $4.5 million in the same period in 2008. The decrease in cash provided by financing activities was primarily due to increased repayments of short-term loans, repayments to related parties and the settlement of payables for plant and equipment, offset by an increase in proceeds from bank acceptance notes and capital contributions from a shareholder.

As of June 30, 2010, we maintained working capital facilities of $14.8 million with various banks in China. We maintain such working capital facilities not only to facilitate growing working capital needs for our business expansion but also to foster long-term relationships with our banks. We are not subject to any operational or financial covenants under these working capital facilities. As of June 30, 2010, we had applied $11.3 million of the credit facilities for production facilities on existing products and the new project related to Evergreen Products.

Capital Expenditures

We incurred capital expenditures of approximately $6.3 million, $1.2 million and $3.8 million for the nine months ended June 30, 2010 and the years ended September 30, 2009 and 2008, respectively, primarily in connection with purchases of land use rights, property, plant and equipment and construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. These capital expenditures were financed by the cash flow generated by our operations and from bank financing. The capital expenditures incurred in the twelve months ended September 30, 2009 exclude machinery valued at $1,294,186 which we received pursuant to an asset transfer contract with Culp. See “— Results of Operations.”

We believe that our capital expenditures in 2010 will be incurred primarily in connection with the construction of our Evergreen Products facility.

We expect to finance these capital expenditures by using cash on hand, internal cash flow to be generated by operations, short-term bank borrowings and bank facilities.

Loan Facilities

As of June 30, 2010, our outstanding bank loans which are all classified as current, were as follows:

Payable to:
China Construction Bank	$4,933,072
China Citic Bank	441,768
Hang Zhou Bank	736,279
Jiaxing City Commercial Bank	5,153,956
Total	$11,265,075

In addition, we have pledged our buildings and land use rights, and Mr. Jianfeng Liu has provided a personal guaranty. Generally, our loan amounts are denominated in RMB with fixed interest rates which range from 5.310% to 6.107%.

In October 2010, we repaid our short-term loans in the aggregate amount of approximately $9.5 million. In addition, during that period, we entered into new long-term loans, which are due between May and December 2012, in the aggregate amount of $9.5 million. As a result, our short-term loans currently amount to $4.2 million in the aggregate and our long-term loans currently amount to $9.5 million in the aggregate. Additionally, in October 2010, we obtained a one-year line of credit with Shanghai Pudong Development Bank with an availability of up to $4,932,367 (RMB 33,000,000). We believe that these events enhance our working capital position in the near future and will give us greater flexibility in managing the growth of our company, including investment in our new Evergreen Product facility and first production line. We anticipate repaying our newly obtained long-term loans by using cash generated from our operations.

Contractual Obligations

For the purposes of expanding our original facility and constructing our Evergreen Products facility, we have into a number of contracts for the acquisition of land use rights and the acquisition and construction of property, plant and equipment. The related capital commitments which had not been provided for in the financial statements as of June 30, 2010 amounted to $1.3 million, which is expected to be disbursed during the next twelve months.

Quantitative and Qualitative Disclosures about Market Risk

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of June 30, 2010 and 2009, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

We carry out most of our transactions in RMB. Therefore, we have limited exposure to foreign exchange fluctuations. The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.5%, 4.8%, 5.9%, (0.1)% and 2.2% in 2006, 2007, 2008, 2009 and during the first three months of 2010, respectively. Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 1 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Impairment

We account for impairment of long-lived assets including property, plant and equipment, and amortizable intangible assets in accordance with ASC 360-10-35, “Impairment and Disposal of ASC 360-10-35,” “Impairment or Disposal of Long-Lived Assets Subsections”, which requires an impairment loss to be recognized when the carrying amount of a long-lived asset or asset group exceeds its fair value and is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition). The impairment loss is measured as the excess of the carrying amount over the assets (or asset group’s) fair value.

Revenue recognition

Our revenues consist of sales of synthetic leather and other fabrics which are used in the production of residential and office furniture, garments and automotive upholstery products. Sales are recognized in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Revenues are presented net of value added tax (VAT). No return allowance is made as products are normally not returnable upon acceptance by the customers.

Foreign currency translation

Our reporting currency of the Company is United States Dollars. All assets and liabilities accounts have been translated into United States Dollars using the current exchange rate at the balance sheet date. Capital stock is recorded at historical rates. Revenue and expenses are translated using the average exchange rate in the year. The resulting gain and loss has been reported as other comprehensive income (loss) within the shareholder’s equity.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include estimates of accruals and determination of fair values for assets disposal.

Recently issued accounting pronouncements

Effective January 1, 2010, the Company adopted the provisions in ASU 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to transfers in and out of levels 1 and 2 and activity in level 3 fair value measurements, as well as amends existing disclosure requirements on level of disaggregation and inputs and valuation techniques. The adoption of the provisions in ASU 2010-06 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not materially impact the Company’s results of operations or financial position, but did require changes to the Company’s disclosures in its financial statements.

In April 2010, the FASB issued ASU No. 2010-13 — Compensation — Stock Compensation (Topic 718), which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company expects that the adoption of the amendments in this Update will not have any significant impact on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s Consolidated Financial Statements upon adoption.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

INDUSTRY

Leather and synthetic leather

According to Global Industry Analysts (GIA), the global market for leather goods was estimated at $82 billion in 2008 and is projected to grow at 4.63% from 2008 to 2012, driven by the rising gross domestic product or GDP and a larger high networth individual population. Travel items and women’s bags account for 73.4% of global leather consumption in 2009. Demand for leather goods is high in recent years, as a result of an increase in business and holiday travels, increase in the proportion of women in the corporate world, the higher disposable income of women, fashion consciousness, and influx of innovative design and the affordable price of leather products. Women continue to purchase luxury items even when GDP growth rates are low, and they purchase more bags in a year currently than in the 1990s. Set out in the following graphs are the demand growth and the product breakdown of the global leather industry:

Global Demand for Leather Goods

Source: GIA 2009

Global Demand for Leather Goods by Product Segment

Source: GIA 2009

Leather is a durable and flexible material created via the tanning of putrescible animal rawhide and skin, primarily cattle hide. Leather production is a fairly complex process. The key stages of leather manufacture are: preparation of leather, leather tanning, and post-tannage processing. The preparations phase is mainly aimed at the removal of unnecessary elements to leave the pure material which gives the leather its strength.

During the skin preparation, the following procedures are carried out: preservation, soaking, unhairing, liming, deliming, fleshing, scudding, and bating. The next stage, leather tanning, is designed to stabilize the fibrous remains and to give it a lasting resistance to further breakdown. The tanning phase is the key stage of leather manufacture. To be brief, during leather tanning specific active groups in a tanning make up chemical bonds with definite active groups in the skin’s collagen. The process of leather tanning depends on different factors, such as the skin’s condition, pH level, and the temperature. Tanning can be done in a number of ways, depending on the type of tanning used. Finishing can include any number of techniques such as buffing, polishing, waxing, application of top coats and water repellents, embossing or hand antiquing. All of these techniques produce a desired effect; whether it’s for aesthetic or performance reasons.

Leather is a product with high environmental impact, most notably due to the heavy use of polluting chemicals in the tanning process and air pollution due to the transformation process (hydrogen sulfide during dehairing and ammonia during deliming, solvent vapors). One tonne of hide or skin generally leads to the production of 20 to 80 m3 of turbid and foul-smelling wastewater including chromium levels of 100-400 mg/L, sulfide levels of 200-800 mg/L and high levels of fat and other solid wastes, as well as notable pathogen contamination. Pesticides are also often added for hide conservation during transport. With solid wastes representing up to 70% of the wet weight of the original hides, the tanning process comes at a considerable strain on water treatment installations.

Synthetic, or artificial, leather looks and feels like natural leather, but is made on a fabric base rather than from animal skin. The fabric, due to its leather-like finish, acts as a substitute for leather and is fast replacing it in many industries such as apparel, footwear, upholstery, and automobiles. The growth in the synthetic leather industry is attributed to several factors including awareness of animal protection, pollution and high price of genuine leather. The high-pitched campaign against cruelty meted out to animals in the leather industry and resulted in growing awareness for an alternative to leather. The level of pollution created by tanneries has also led to an increase in the popularity of alternative leather. In addition, a surplus in demand of the natural leather industry coupled with the high price of leather has helped with the growing demand in synthetic leather, which has a lower manufacturing cost.

Synthetic leather is produced by impregnating a fiber web with a binder solution, coating one surface of the said web with a solution of a synthetic resin having a viscosity higher than that of the said binder solution before the said binder is coagulated, and thereafter coagulating the said binder and the synthetic resin simultaneously. In another embodiment, it is produced by impregnating a fiber web with a binder solution, applying to one surface of the said web at least one kind of binder solution having a viscosity higher than that of the first-mentioned binder solution in the order of a lower viscosity before the already applied binders are coagulated, applying to the said surface a solution of a synthetic resin having a viscosity of 50-10,000 poises, and thereafter coagulating the said binders and the synthetic resin simultaneously.

Many pseudo-leather materials have been developed, allowing those who wish to wear leather-like garments to do so without actually wearing leather. One example of this is vegan microfiber, vinyl materials, pleather, Naugahyde, Durabuck, NuSuede, Hydrolite, and other alternatives exist, providing some features similar to leather.

Ultra Suede is a synthetic fabric invented in 1970 comprising ultra-microfiber which is 100% polyester, and has represented the newest generation of synthetic leather. Ultra Suede feels like natural suede, but it is resistant to stains and discoloration and is machine washable. It is a woven fabric, but resists pulling or fraying because it is combined with a PU foam in a non-woven structure. The fabric is used in apparel, footwear, automotive and other vehicle upholstery, and industrial applications.

Reconstituted Leather, or bonded leather, is a man-made material that contains leather and may be labeled as Genuine Leather depending on the jurisdiction. Some types of bonded leather are composed of 90% to 100% leather fibers, which are often scrap from leather tanneries or leather workshops, bonded together with latex binders to create a look and feel similar to that of “true” leather at a fraction of the cost.

Bonded leather upholstery is a different product from bonded leather, and is vinyl upholstery that contains a small amount (<20%) of leather fibers in its backing material and has no leather in the surface. The vinyl is stamped to give it a leather-like texture. Bonded leather upholstery costs three times less than a typical leather cover.

PRC leather and synthetic leather industry

As the labor-intensive leather industry center migrated to Asia from the west since 1990, especially to China, the Chinese leather industry has seen rapid development. According to GIA, China is currently the largest production base and the largest exporter of leather goods in the world. China accounted for 20% of total global leather output in 2009 as indicated in the following graph:

Production Volume of Leading Leather Producing Countries

Source: GIA 2009

A number of “clusters” have been developed to become the mainstay and the backbone of the industry, including Pearl River Delta Region, Fujian Jinjiang, Zhejiang Haining, Tongxiang and Wenzhou, Hebei Xinji, Henan Sangpo, Shandong and Sichuan. Around these industry clusters, there are many tanning, dying and finishing industry clusters for leather and fur making.

The global production center for synthetic leather started from the U.S. and Europe during the 1950’s, and migrated to Japan during the 1960’s, to South Korea and Taiwan during the 1970’s and 1980’s and to China during the 1990’s. According to China Investment Consulting Company, China is the world’s largest synthetic leather products manufacturer, and accounts for over half of the global production. The industry grew at a compound annual growth rate or CAGR of 21.4% from 2005 to 2009, and is expected to continue the growth at a CAGR of 21.0% from 2009 to 2012. The strong growth expected going forward is contributed to (1) increasing demand from the downstream application markets including apparel, shoes, bags and luggage, furniture, construction and equipment, (2) declining raw material price as a result of increased capacity, (3) higher value-add tax rebate incentives provided to the exporters, and (4) increasing import replacement on high-end products. China’s synthetic leather industry is also characterized by the intensifying industry-wide effort on adopting clean production technologies and developing eco-friendly products, as well as the high profit margin of the businesses that focus on the finishing processes. Set out below is the synthetic leather industry value in China during the past years and projected for the future years:

Synthetic Leather Industry Value

Source: China Investment Consulting Company, 2009

Downstream application markets of leather and synthetic leather products

Footwear, garments, furniture and auto upholstery are the key downstream application markets of the leather and synthetic leather products. China is the world’s largest manufacturer and exporter for footwear, garments, and furniture. According to the National Bureau of Statistics and the General Administration of Customs, the domestic sales in footwear garments and furniture grew 20.7%, 15.8% and 24.3% respectively and the export sales in footwear garments and furniture grew 15.9%, 17.5% and 25.9% respectively during the period from 2005 to 2008 as indicated in the following chart.

Source: National Bureau of Statistics of China 2009	Source: General Administration of Customs of the People’s Republic of China 2009

China became the largest auto market in 2010. According to the China Automotive Industry Association, auto sales grew at 23.2% CAGR between 2000 and 2009, and at 43.6% Year-on-year during the first seven months in 2010. Set out in the following is the growth of auto sales in China during the recent years:

China Automobile Sales
(2000 – 2010)

Source: China Automotive Industry Association 2010

Environmental protection in China

According to The China Greentech Report 2009, China is now the third largest economy and second largest consumer of energy in the world and is expected to become the world’s largest economy within the next 20 to 40 years. Continued growth will demand huge increases in energy, water and material resources. China will, out of necessity, embrace environmentally sustainable growth in which green technologies have been developed and deployed, new business models established and compliance with government regulations strengthened. China has gradually emerged as a global leader in many environmental areas, including wind power adoption, Solar Photovoltaic and Hot Water Heater manufacturing, vehicle fuel economy and emissions, and energy efficiency.

China has established plans and programs, laws and standards, fiscal incentives and subsidies, industrial promotion and price management policies that positively impact the environment and enable greentech markets. The Eleventh Five-year Plan points out that it is imperative to build a resource-efficient and environmentally friendly society, and to promote economic development in harmony with population, resources and the environment. The government is bound to impose stricter environmental protection and energy consumption standards and implement a system for the mandatory elimination of high pollution and technologically backward techniques and products. The Five-year Plans of China are a series of economic development initiatives which contain detailed economic development guidelines.

Greentech

The China Greentech Report 2009 defines the green technologies or Greentech, as technologies, products and services that deliver benefits to users of equal or greater value than those of conventional alternatives, while limiting the impact on the natural environment and maximizing the efficient and sustainable use of energy, water and other resources. Set out in the following charts are the nine broadly-defined market sectors across three broad categories in the Greentech markets in China:

THE CHINA GREENTECH MARKET MAP

ENERGY SUPPLY

RESOURCE USE

OTHER MARKETS

Source: China Greentech Report, 2009

Cleaner transportation

According to the China Greentech Report of 2009, China is experiencing strong growth across all modes of transport, including the automotive sector. Driven by China’s burgeoning road transportation, oil consumption is forecast to grow at a 6.5% CAGR from 1990 to 2020, far exceeding the global average of 2.3%. The rapid growth in vehicle ownership has resulted in increasing air pollution levels. By 2020, China’s predicted fleet of 130 billion vehicles will consume approximately 260 million metric tons (MT) of oil if no improvements in gas mileage efficiency are made, a factor which threatens the country’s national energy security. As a result, investment in cleaner vehicle development has accelerated. China’s central government has earmarked RMB10 billion for technology innovation. The Ministry of Finance plans to spend another RMB20 billion on the promotion of clean vehicles by 2012. Auto OEMs, including SAIC, Chery and Chang’an, are actively involved in clean vehicle development.

Cleaner industry

As China’s industrial output has grown both to meet global demand and the needs of the domestic market, the industrial sector’s consumption of resources has increased in tandem with its generation of air and water pollution as well as solid waste.

In recent years, the leather industry has become increasingly aware of environmental protection with the increased application of clean leather production and wastewater treatment technologies. In December 2005, the United Nations’ Industrial Development Organization reviewed the wastewater treatment facilities in Hebei and Shanghai and gave high praise to China’s leather production related wastewater treatment technology. In 2006, the Ministry of Commerce, General Administration of Customs and State Environmental Protection Administration issued “Notice on Raw Skin Processing and Trading” (Shangchanfa 2006 No. 390) to set restrictions on the raw skin processing industry, in order to guide high-pollution industries through technology upgrading and to reduce the environmental damage.

Stricter government regulations have also been implemented by more developed areas in China to ban the expansion of tanneries. According to China Leather Industry Association, Hangzhou, the provincial capital of Zhejiang Province, has banned tanneries. Tanners have also been forced to relocate in Guangdong Province.

Leather Waste and Recycling

The term leather waste refers to any one of the following:

•	unprocessed leather that has been discarded by leather manufacturers;
•	wastes and by-products generated in the manufacture of leather;
•	wastes from the manufacture of the leather products; and
•	worn out leather products.

Leather waste is mostly generated at the cutting step, and the cutting scrap rate for leather range from 25% to 60% despite the high price of leather as (1) leather skin is not homogeneous and rectangular; and (2) the quality of the leather at the side of the skin is generally poor.

According to United Nation Industry Development Organization (UNIDO), in 2000 China accounted for approximately 39% of the waste generated by the manufacturing of leather and leather products in the world, and over 80% of dry and finished leather scrap was produced by leather and footwear manufacturing as indicated in the following charts:

Source: UNIDO 2000	Source: UNIDO 2000

UNIDO further called for the following steps be followed for the leather waste management:

Steps to Improve the Waste Management

Source: UNIDO 2000

UNIDO presented the following approaches as the viable directions of the leather waste recycling technologies:

(1)	Ground leather mixed with a blinder that can be thermoplastic (e.g. PU and PVC) to provide the feel of real leather. Our recycled leather flocked fabric is a commercial application of this technology;
(2)	Separation of the collagen fibers to produce non woven materials. Our Evergreen Product is a commercial application of this technology;
(3)	Incineration in the furnace to recover chromium and energy;
(4)	Acid digestion and thermal denaturation to turn the waste into the fertilizer;
(5)	Extraction of collagen and chrome to produce industrial gelatine;
(6)	Using uncoated leather for the production of paper; and
(7)	Using ground leather as an absorbing material.

CORPORATE STRUCTURE AND ORGANIZATION

Lizhan Textile

Our wholly owned subsidiary, Lizhan Textile (Zhejiang) Co., Ltd., or Lizhan Textile, is an operating company whose principal activities are the manufacture, distribution and marketing of synthetic leather and other fabrics. Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005. Until production activities commenced in November 2007, Lizhan Textile was engaged in research and development activities. We conduct all of our current operations through Lizhan Textile.

Until 2009, when our company underwent a corporate restructuring in anticipation of this initial public offering, Lizhan Textile was wholly owned by Illigate Development Limited, or Illigate, a company incorporated in the British Virgin Islands on September 26, 2005. Illigate is wholly owned by Mr. Jianfeng Liu, our Chief Executive Officer and Chairman.

Corporate Restructuring

In anticipation of this initial public offering, we underwent a corporate restructuring in the second half of 2009 and early 2010, as follows:

Li Zhan Resources Recycling Technology Development Company Limited, or Resources, was incorporated on September 3, 2009 as a limited liability company in Hong Kong. Resources was initially wholly owned by Mr. Liu. On September 15, 2009, Resources acquired 100% of the equity interests in Lizhan Textile from Illigate in exchange for approximately $3.6 million. This change in ownership of Lizhan Textile was approved by the local PRC government on October 12, 2009. Consequently, Resources is an intermediate holding company that directly owns 100% of Lizhan Textile.

Lizhan Environmental Corporation was incorporated on August 31, 2009 as a limited liability company in the Cayman Islands. Lizhan Environmental was initially incorporated under the name Illigate Environment Resources Technology Company Limited and on January 12, 2010, we changed its name to Lizhan Environmental Corporation. On August 31, 2009, Lizhan Environmental issued 10,937,500 ordinary shares to Mr. Jianfeng Liu, which represented 100% of the issued and outstanding shares of Lizhan Environmental, in exchange for $3.5 million.

On November 9, 2009, Lizhan Environmental acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. Consequently, Lizhan Environmental owns 100% of Resources directly and 100% of Lizhan Textile indirectly through Resources.

Hongzhan

On December 8, 2009, Resources established a new wholly-owned subsidiary named Hongzhan (Zhejiang) New Material Co. Ltd., or Hongzhan, which is a wholly foreign owned enterprise in the PRC. Hongzhan will engage in the manufacture and selling of our new Evergreen Products. On February 8, 2010, Resources entered into a share transfer agreement with an entity named Eminent Benefit Holdings Limited, or Eminent, which is wholly owned by Liwen Zhang, a key employee of ours since February 2010. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our new Evergreen Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO. Following the share transfer, Resources owns 87% of the outstanding shares of Hongzhan and Eminent owns the remaining 13%.

Our Shareholders

From the date of our inception until December 14, 2009, Mr. Liu, our chairman, owned all of the issued and outstanding ordinary shares of Lizhan Environmental.

On December 14, 2009, Mr. Liu transferred 1,562,500 ordinary shares of Lizhan Environmental to Infinite Harvest International Limited, for no consideration. Infinite Harvest International Limited is a company formed under the laws of the British Virgin Islands. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% of the outstanding shares of Infinite is held by two PRC residents that are unaffiliated with our company or any of our directors and officers. In addition, on December 14, 2009, Mr. Liu transferred 218,750 ordinary shares to Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares to Mr. Liu’s son, Liu Hai, for no consideration.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On January 12, 2010, Mr. Liu transferred 6,612,500 ordinary shares of Lizhan Environmental to Illigate, a BVI company wholly owned by Mr. Liu, for no consideration. In addition, in December 2009 and January 2010, Mr. Liu transferred an aggregate of 2,625,000 ordinary shares of Lizhan Environmental to unaffiliated third parties that reside in the PRC, Hong Kong and BVI for an aggregate purchase price of $4.2 million, which purchase price was paid in January 2009. These individuals, together with Liu Yang and Liu Hai, are collectively referred to as “other shareholders” in the organization chart below.

Reverse Stock Split

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per share and the number of ordinary shares available under our stock option plan was reduced from 3,000,000 to 1,875,000. Any fractional share issued as a result of the reverse split was rounded up.

Organizational Chart

Our consolidated financial statements include the financial statements of Lizhan Environmental and its subsidiaries. The organization chart of Lizhan Environmental and its subsidiaries is set forth as follows:

BUSINESS

Overview

We manufacture, distribute and market synthetic leather and other fabrics from recycled leather waste, among other materials. Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province, which collectively are considered as one of the most important leather industry clusters in China. We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from products which are manufactured entirely from chemical-based materials, such as our microfiber fabrics, to products such as recycled leather flocked fabric, which are manufactured from recycled genuine leather waste. Recycled leather flocked fabric products accounted for approximately 70% of our revenue in the nine months ended June 30, 2010.

Our products are used in various consumer applications, as we sell our products to furniture, automotive upholstery and garment manufacturers, as well as fabric distributors. We sell domestically in China and export to the US and other countries, including Nicaragua, Germany, Belgium, France and South Korea. During the nine months ended June 30, 2010 and the twelve months ended September 30, 2009 and 2008, approximately 23.7%, 37.3% and 27.0% of our revenues, respectively, were generated from export sales. The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop and expand our customer base. However, our company has a limited operating history and you will have a limited basis on which to evaluate our ability to achieve our business objectives. In addition, we expect our future growth to place significant demands on our management and resources.

Our primary raw materials are leather waste, ultrasuede grey cloth, backing fabric, polyurethane (commonly referred to as PU) and resin, which we acquire almost entirely from local suppliers. The manufacturing process of each of our products generally involves various steps, including stamping, PU dry coating, embossing, printing, recycled leather powder electrostatic flocking and tufting.

We believe that we have been able to harness our technology and know-how to develop a distinct competitive advantage by recycling leather waste to produce eco green fabrics which are more similar to genuine leather in quality than our existing products, at lower production costs than genuine leather products. Specifically:

•	We use innovative production technology, for which we have filed an invention patent application in the PRC, to manufacture recycled leather flocked fabric products from leather waste. We have been selling these products since fiscal year 2009, and these products accounted for approximately 70% of our revenue in the nine months ended June 30, 2010.
•	We own and lease innovative patented production technologies that we plan to use to manufacture a new product, reconstituted Evergreen LZ collagen fiber leather, or Evergreen Products, in the near future. We believe these technologies will enable us to generate imitation leather products that look and feel more similar to genuine leather. We anticipate producing Evergreen Products on a large scale and selling them to current and new customers by November 2010. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automotive upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

We currently own five design patents and three new utility model patents relating to our existing products, seven of which were acquired from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, and one pending patent application. In addition, we recently acquired from Mr. Liwen Zhang, who is our Chief Scientist, ownership rights to two invention patents, one patent application and a license to use a fourth patent owned by Mr. Zhang, which are related to the technology to be utilized in the manufacture of the Evergreen Products. In September 2010 we submitted an application to obtain an invention patent in the PRC pursuant to the Patent Cooperation Treaty, related to the process of our Evergreen Products.

Presently, natural fiber sources are limited by nature, with natural fibers having high cost and relatively low abrasion resistance and tensile strength. On the other hand, synthetic fibers are poor water-absorbents, flame-retardants, and provide only low comfort.

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for the textile industry a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Evergreen Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the United States. The eighteen patents and eight patent applications relating to this key technology, which we also refer to throughout this prospectus as the Licensed Patents, have been licensed to us exclusively until 2024. The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather. We believe that the patents that we own and the Licensed Patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

We have experienced substantial growth since we launched our commercial production in November 2007. Our aggregate annual production capacity was 15 million meters as at June 30, 2010. We produced and sold approximately 5.1 million, 8.0 million and 11.1 million meters of fabric during the twelve months ended September 30, 2008 and 2009 and during the nine months ended June 30, 2010, respectively. Our revenues and net income increased substantially during the same period. Specifically, we generated revenues of $13.1 million, $21.6 million and $34.6 million and achieved net income of $1.5 million, $2.7 million and $6.3 million during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively.

We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from these new products in December 2010. In addition, we plan to launch pilot production of the second of our Evergreen Product production lines in January 2011 and to launch large scale production of this line in February 2011. We plan to begin installing production lines 3 and 4 in fiscal year 2011 and to utilize these production lines for production of Evergreen Products beginning in November 2011 and April 2012, respectively. As a result, our aggregate production capacity is expected to be 15 million, 21.4 million and 27.8 million meters of fabric as of September 30, 2010, 2011 and 2012, respectively.

Our Strengths

We believe that the following factors have contributed to our growth to date:

A track record of rapid growth

Our revenues and net income increased substantially since we began our operations in November 2007. Specifically, we generated revenues of $13.1 million, $21.6 million and $34.6 million and achieved net income of $1.5 million, $2.7 million and $6.3 million during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively. We plan to launch production of the first Evergreen Products production line, which we expect will generate higher profit margins, on a large scale in November 2010.

High Quality, Eco-Friendly “Green Leather” Products Produced from Recycling Leather Waste

According to a 2009 report issued by the China Investment Consulting Company, which report we refer to throughout this section as the OCN report, the development of environmentally friendly technology has been an important focus of the synthetic leather industry. Since our inception, we have continually pursued technological innovations in our manufacturing methods and processes. We believe that we are one of only a few Chinese synthetic fabric manufacturers which manufactures recycled leather flocked fabric products from recycled genuine leather, which results in higher quality products with higher profit margins. Furthermore, we believe that the patented technologies that have been developed to manufacture our new Evergreen Products will enable us to generate imitation leather products that look and feel more similar to genuine leather. We anticipate producing the Evergreen Products on a large scale and selling them to current and new customers in November 2010. The Evergreen Products are expected to generate higher margins than our existing products as a result of higher sales prices at which we expect to charge our customers without a proportionate increase in cost of sales, and are environmentally friendly. Based on our market feasibility study and discussions with long-term customers who have entered into market co-development agreements with us, we believe that we may price Evergreen Products at approximately two to three times the average selling price of our existing products. However, outside of research and development testing, we have never produced or sold any Evergreen Products. There is no assurance that we will be successful in developing and selling these products or in growing this line of business.

An Extensive Intellectual Property Portfolio

We believe that we have accumulated an extensive portfolio of intellectual property that is not typically seen in the industrial manufacturing sector in China. Our key intellectual properties include one trademark, one trademark application, ten Chinese patents, two new patents under application in China, and a long-term exclusive license to one Chinese patent, seventeen international patents and eight international patent applications related to the same production technology that is critical to the manufacture of the Evergreen Products. The proprietary production technologies related to our patents enable us to produce higher-value synthetic materials and to use lower-cost recycled materials, particularly leather waste.

An extensive range of finishing production processes and technologies

We believe that we are one of only a few Chinese synthetic fabric manufacturers that own an extensive range of finishing processes to manufacture synthetic leather and other fabrics, ranging from purely chemical-based products, such as our microfiber fabrics, to products such as synthetic powder leather, which are manufactured from recycled genuine leather. Our finishing processes include stamping, PU dry coating, embossing, printing, recycled leather powder electrostatic flocking, and tufting.

Strong Recognition from Domestic and International Customers

The solid reputation that our management team has developed over the past ten years in the synthetic leather industry in China and in other countries such as Nicaragua, the United States, Germany and Belgium, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base which includes several reputable domestic and multinational fabric and furniture manufacturers, including Kasen International Holdings Limited, Culp Inc. and Albany Industries Inc.

Reliable Supplier Network for Low-Cost Raw Materials

Many of our current suppliers, with whom our management team has had longstanding relationships, prefer to sell raw materials to us, in sufficient amounts and at competitive prices, due to our management’s track record for prompt payment and large orders of raw materials. These long-standing supplier relationships provide us with a competitive advantage in China. However, as we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. We also purchase leather waste in bulk quantities from leather manufacturers. There is an incentive for the leather manufacturers to sell leather waste to us, as we provide them with an environmentally friendly and commercially viable channel for the disposal of these waste products. Consequently, we have been able to obtain these products in sufficient amounts and at competitive prices.

Rigorous Quality Control Standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We strictly comply with various national quality standards with respect to the manufacture of furniture leather, PU dry-coating artificial leather and PU artificial leather, as well as the national general safety technical code for textile products, all of which have been established by the General Administration of Quality Supervision, Inspection and Quarantine of China, a government body in China in charge of national quality, metrology, entry-exit commodity inspection, entry-exit health quarantine, entry-exit animal and plant quarantine, import-export food safety, certification and accreditation, standardization, as well as administrative law enforcement.

Experienced Management and Operational Teams with Domestic PRC Market Knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and domestic PRC industry knowledge. In particular, Mr. Jianfeng Liu, our founder Chairman, President and Chief Executive Officer, has managed and operated businesses in the synthetic leather and textile industries in the PRC for over 20 years. Mr. Liwen Zhang, an experienced researcher and developer in our industry who joined our company in February 2010, is also a key member of our team. We believe that our management team’s experience and in-depth knowledge of the market in China will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

We are Taking Advantage of Industry Trends

According to the OCN report, in recent years, production of synthetic fabric in developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products. Our strategy is to take advantage of this trend.

Our Growth Strategy

Our goal is to strive to be one of the leading Chinese manufacturers of a broad range of synthetic leather and other fabrics using cost efficient and eco-friendly products and technologies and to become a leading eco-green material manufacturer that provides high quality recycled and affordable products for China’s rapidly growing consumer market by pursuing the following growth strategies:

Increasing our production capacity and developing new higher margin products.

As of June 30, 2010, we had an aggregate annual production capacity of approximately 15 million meters. We intend to launch the production of our Evergreen Products production lines in fiscal year 2011, and we expect to achieve an annual production capacity of 6.4 million meters of fabric of Evergreen Products during fiscal year 2011. These new Evergreen Products, as well as recycled leather flocked fabric products, which we began producing in fiscal year 2009, carry higher price and profit margins, and are environmentally friendly products manufactured from leather waste. We believe that the expansion of our product offerings will enable us to benefit from the continued growth in overall demand for synthetic leather and chemical fiber industry in China.

Building an international “Green Leather” brand and promoting the benefits of our eco-friendly Evergreen Products

We believe our Evergreen Products are innovative in the international market place. By launching and expanding the distribution of Evergreen products initially in China for furniture applications and automotive upholstery applications in clean vehicles and subsequently across the world in upholstery, apparel and other applications, we intend to establish our reputation in the international market as a manufacturer and distributor of “Green Leather”. We also intend to extensively promote the benefits of, and develop new applications for, Evergreen Products.

Strengthening our relationships with key customers and diversifying our customer base.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the local regions into which we currently sell our products, and internationally. Specifically, we plan to develop a nationwide distribution network in all major provinces in the PRC for the sale of our new Evergreen Products. In addition, we plan to expand into complimentary markets that would use our products for new applications. Specifically, we are currently developing nylon taffeta, a new artificial leather material that is used for the manufacture of lightweight waterproof apparel. We intend to continue to use customer feedback to improve the quality of our products and to strengthen our long-term base of domestic and international customers.

Developing new technologies, new products and new application markets

We intend to develop and introduce new, higher value-added products that are expected to expand margins and meet the increasing demands of new and existing customers. We will continually strive to broaden our research and development efforts, to develop and manufacture high quality recycled leather products to meet customer demand and to develop new application markets for our new products.

Pursuing strategic relationships and acquisition opportunities

We intend to evaluate and pursue acquisition opportunities and strategic partner relationships which could enhance our product offerings, customer base or geographic reach, or which could allow us to achieve economies of scale and operating efficiencies. We currently have no plans, agreements or commitments with respect to any material acquisitions or strategic relationships.

Seasonality

Demand for our products remains fairly consistent throughout the year. Nevertheless, our production is affected by the Chinese New Year which usually occurs during the quarter ended March 31, and our sales volume declines during summer due to the slow demand from the international markets while consumer spending is generally slower for furniture and garments.

Our Products

We currently manufacture and sell the following types of products:

•	Synthetic leather fabrics, which consist of ultrasuede and recycled leather flocked fabric; and
•	Other fabrics, which consist of microfiber towel and tufted fabrics.

The following table provides a breakdown of the revenues generated by each of our product types during the twelve months ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively, expressed in US dollars and as a percentage of total revenues:

	For the Year Ended September 30,				For the Nine Months Ended June 30, 2010
	2008		2009
	$	%	$	%	$	%
Synthetic Leather Fabric
Ultrasuede	$12,569,734	95.8%	$8,616,807	39.9%	$8,312,209	24.0%
Recycled leather flocked fabric	—	—	11,740,691	54.3%	24,248,507	70.0%
Other Fabric
Microfiber towel	131,347	1%	408,354	1.9%	446,199	1.3%
Tufted fabrics	—	—	115,866	0.5%	1,175,215	3.4%
Other fabrics	423,358	3.2%	730,823	3.4%	443,270	1.3%
Total	$13,124,439	100%	$21,612,541	100%	$34,625,400	100%

Synthetic Leather Fabric Products

We currently produce the following types of synthetic leather fabric products:

•	Ultrasuede products, which consist of non-woven fabric embedded with tiny polyester fibers and which have a soft and lush surface resembling suede leather.

•	Recycled leather flocked fabric products, which consist of fabrics that are reconstituted from leather waste and are flocked with recycled leather powder that improve the texture of the fabric.

Recycled Leather Flocked Fabric Products

Leather waste, functioning as the reinforcing filler, is flocked into the PU fabric to create this thermoplastic polymer composite. The resulting fabric has better tensile strength and the aesthetic appearance of genuine leather. The fabric is a higher margin product and is more environmentally friendly than other purely chemical-based products.

During fiscal year 2009, we launched, and increased rapidly, the production and sales of our recycled leather flocked fabric products, which are manufactured from leather waste. We anticipate continuing this growth trend and expect this product to account for an increasingly significant percentage of our total revenues in fiscal year 2010. Our recycled leather flocked fabric products are higher margin products and are more environmentally friendly than other purely chemical-based products.

Compared to chemical based synthetic leather, recycled leather has better vapor permeability and a more comfortable handle because the leather powder contained in these products has the same macrostructure and microstructure as natural leather. Recycled leather is also more biodegradable and as a result is more environmentally friendly.

Reconstituted New Evergreen LZ Collagen Fiber Leather Products

We will manufacture Evergreen Products using a new leather processing technology which utilizes genuine leather and its scraps to generate a new class of imitation leather derived from natural fiber. The technology enables dissembling collagen fibers and recomposing or weaving the collagen fiber bundles according to the natural leather structure. These products are expected to be suitable for applications in automotive textile, furniture, shoes, eco-fashion apparel, radiation proof clothing and luggage and bags. We expect to initially sell these new products to furniture manufacturers and to manufacturers of automobile upholstery applications for environmentally clean vehicles that are being developed for the Chinese market.

Compared to genuine leather, the reconstituted leather of the Evergreen Products will be produced according to industrialized specifications in thickness and size, and will therefore be homogenous and consistent in density. Thus, it may result in a much lower cut scrap rate. Produced from leather waste, Evergreen Products will have a compelling cost structure and value proposition as well as environmental friendliness.

Compared to chemical based synthetic leather, Evergreen Products will not contain any adhesive. Rather, its mechanical properties will be derived from collagen fiber. Evergreen Products will be resistant to fire, tearing and cracking, and will have better vapor permeability and handling. Evergreen Products are expected to be superior to synthetic leathers because synthetic leathers imitate the surface appearance of leather only, without achieving the leather quality.

We are in the process of completing the construction of our Evergreen Product facility and the installation of a production line in that facility, which will be used to manufacture and sell our new Evergreen Products. Evergreen Products are manufactured from collagen fibers extracted from leather waste and reconstructed into a fibrous web by an air laid system to form the fabric. We believe that our process of collagen fiber extraction is innovative, as it involves a simple and environmentally clean physical process. Samples of our new Evergreen Products have been tested by Intertek Services, a global product testing, certification and inspection company. Our products passed various measures related to product safety and eco-friendliness. We plan to launch pilot production of the first of our Evergreen Product production lines in November 2010, to launch large scale production of this line in November 2010 and to generate cash flows from these new products in December 2010.

We own two patents and one pending patent application related to these new technologies and have a long-term exclusive license to one Chinese patent, seventeen international patents and eight international patent applications related to production technology that is critical to the manufacture of the Evergreen Products. We believe that these patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

Our process of collagen fiber extraction is innovative as it involves a simple and environmentally clean physical production process. We believe chemical processes of fiber separation are more prevalent in the industry’s research and development efforts and are inferior due to the negative environmental impact. In addition, compared to leather powder, leather fiber can form fabric which carries higher leather content and a closer look and feel to genuine leather in the subsequent step.

Other fabrics

We currently produce the following types of other fabric products:

•	Microfiber towel products, which consist of fine synthetic fibers that are woven into textiles whose texture and drape resemble that of natural fiber cloth materials. These products are more advantageous than natural fiber cloth materials because of their enhanced washability, breathability, and water repellency.

•	Tufted fabrics, which consist of fabrics with elongated strands.

Our Raw Materials and Supply

Raw Materials

Our raw materials consist primarily of leather waste and chemical fiber based materials, including ultrasuede grey cloth, PU and resin.

Leather Waste

For the production of recycled leather flocked fabric, we mainly source the leather waste formed after the tanning processing and prior to the coating process from leather manufacturers. For the production of the Evergreen Products, technically, we may use any form of leather waste sourced from either leather or leather goods manufacturers.

The leather waste which we recycle comes from a variety of sources, and our suppliers include individuals and private enterprises in the PRC engaged in the business of collecting leather waste and manufacturers of leather and leather products.

Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province. Consequently, leather waste is readily available to us in large supplies. Leather manufacturers prefer to recycle, rather than dispose of, their leather waste because recycling is more environmentally friendly and less costly to leather manufacturers.

Manufacturing synthetic and imitation leather products from leather waste is a relatively new development in our industry. In fiscal year 2009, we began manufacturing our recycled leather flocked fabric products by processing leather waste and reconstituting it into these synthetic leather materials. The new Evergreen Products that we intend to produce and sell on a large scale in November 2010, is manufactured from collagen fibers extracted from leather waste. Other products that we produce, including ultrasuede and other fabric products, are purely synthetic and are not produced from leather waste.

The quality of products manufactured from leather waste is higher than pure chemical fabrics. Consequently, consumers are willing to pay more for these products, resulting in higher margins. In addition, the costs associated with the manufacture of products manufactured from leather waste is significantly lower than the costs associated with the manufacture of genuine leather products. Furthermore, these products are considered more environmentally friendly because they are manufactured from recycled leather waste.

Our Supply Sources

Our business depends on obtaining a reliable supply of the raw materials described above. Because of the diversity of available sources of these raw materials, we believe that our raw materials are in adequate supply and will continue to be so in the future. We purchased almost all of our raw materials from Chinese suppliers in the years ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, respectively. Other than resin, which we procure from third party distributors, we generally procure our raw materials directly from chemical or fabric manufacturers.

To minimize purchasing costs, we use fewer than five primary suppliers for each of our raw materials. Because we purchase substantial quantities from these suppliers, we are often able to procure these products at competitive prices. We generally enter into non-exclusive contracts or purchase orders with suppliers and do not have long-term agreements with them. We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time. We generally make payments to our suppliers within sixty days following the date of delivery. As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery and payment terms.

During the fiscal years ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, payments made to our five largest suppliers accounted for 70.0%, 49.8% and 40.7% of our total cost of supplies, respectively, and our single largest supplier accounted for 36.2%, 15.9% and 14.1% of our total cost of supplies, respectively.

Our major suppliers for the year ended September 30, 2008 included the following:

Name of Supplier	Total purchases (in US$)	Percent of cost of supplies
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd	3,302,067	36.2%
Jiashan Haifeng Textile Co Ltd	1,054,457	11.6%
Haining Hongfeng Weaving Co Ltd	777,330	8.5%
Shaoxing Libo Textile Co Ltd	688,907	7.6%
Zhucheng Shengguo Textile Co Ltd	551,837	6.1%

Our major suppliers for the year ended September 30, 2009 included the following:

Name of Supplier	Total purchases (in US$)	Percent of cost of supplies
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd	2,447,327	15.9%
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd	1,717,104	11.2%
Zhejiang Huifeng Weaving Co Ltd	1,277,333	8.3%
Jiashan Haifeng Textile Co Ltd	1,189,913	7.7%
Shaoxing Libo Textile Co Ltd	1,030,852	6.7%

Our major suppliers for the nine months ended June 30, 2010 included the following:

Name of Supplier	Total purchases (in US$)	Percent of cost of supplies
Hangzhou Yongsheng Haiyi Chemical Textile Co Ltd	3,670,212	14.1%
Zhejiang Huifeng Weaving Co Ltd	2,325,808	8.9%
Kunshan Xiexing Textile Co. Ltd.	1,824,099	7.0%
Hangzhou Huiweishi Yongsheng Textile Dying and Finishing Co Ltd	1,624,576	6.2%
Jiashan Haifeng Textile Co Ltd	1,176,388	4.5%

Manufacturing

We currently manufacture our products in our original facility, and we are in the process of completing the construction of a new facility for the production of our Evergreen Products, both of which are located in Tongxiang County, Zhejiang Province, China.

Production Process

The manufacturing process of each of our products generally involves various steps, including:

•	Stamping, which is the process through which images are transferred to the fabric by means of a chemically treated transfer paper, combined with heat and pressure. Stamping is a more environmental friendly process than conventional printing.

•	PU dry coating, which is the process through which images are coated onto the release paper by using non-water-soluble resin before being transferred to the fabric.
•	Embossing, which is the process through which a design is heat-pressed onto the surface of the fabric to create a series of raised marks.

•	Printing, which is the process that dyes the fabric with the engraved roller being pressed onto the fabric.

•	Recycled leather powder electrostatic flocking. In this process, the embedded materials of leather powder flock, which is a powder that is produced from leather waste, are applied to the backing fabric as an adhesive layer.

•	Tufting, which is the process that furnishes the fabric with a short cluster of elongated strands.

The technology and procedures used in the above processes vary amongst the different products that we manufacture and depend upon the product specifications prescribed by a particular customer. In addition, since our inception, our production facilities have included recycling technologies to capture, treat and recycle air, waste water and dimethyl formamide (DMF), which are produced during the manufacturing process.

The manufacturing process of our new Evergreen Products will involve various steps, including the formation of collagen fiber from leather waste and the construction of the fiber into web in order to form fabric.

We have acquired three Chinese patents, and have entered into an exclusive 15-year licensing agreement for the rights to a fourth Chinese patent, as well as seventeen international patents and eight patent applications to protect our rights to the technologies used in the production of our new Evergreen Products.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process. Since May 2010, our facility has maintained the following certifications:

•	ISO9001:2008 certification in quality management systems granted by the China Quality Mark Certification Group, a comprehensive certification and training body providing certification, training and other conformity assessment; and
•	ISO14001:2004 certification in environmental management granted by the International Certification Network (IQNet and CQM), an organization dedicated to the creation of standards and offers certification services around the world, with respect to the design and production of synthetic sofa fabrics, genuine flocked leather and stamping fabrics and the production of tufted fabrics, as well as related management activities; and

We have also been certified by the International Organization of Standardization. In addition, we set our own production standards based on certain international industry standards, including the American Four-Point Standards, and the National Light Diesel Standard. In addition, we strictly comply with various PRC national quality standards with respect to the manufacture of furniture leather, PU dry coating process for artificial leather, and the national general safety technical code for textile products, all of which have been established by the General Administration of Quality Supervision, Inspection and Quarantine of China.

Facilities

We currently manufacture all of our products in our original Tongxiang County facility, for which we have been granted land use rights. From time to time our building and land use rights are pledged as collateral for short-term bank loans. We have land use rights for our original facility, an aggregate of 26,290 square meters of land. We also have land use rights for a second facility, an aggregate of 17,200 square meters of land. This second facility is currently under construction and we plan to use it as our Evergreen Product facility. We use our facilities for the following functions: executive and administrative space, production, research and development and employee living quarters.

The operations at our original facility commenced in November 2007. At that time, the designed capacity for our facility produced 12 million meters of materials annually. We gradually increased our utilization over time. Our utilization rate was approximately 43% and 75% in fiscal year 2008 and fiscal year 2009, respectively.

Our short-term goal is to start production of our new Evergreen Products in the facility we are currently constructing and to achieve production capacity of 6.4 million meters of fabric during the year ending September 30, 2011. Our long-term goal is to achieve production capacity of 12.8 million meters of fabric during the year ending September 30, 2012.

The following table provides information about (1) our original facility, in which we manufacture our existing products, (2) the Evergreen Product production line (production line 1) which we are installing in our Evergreen Product facility currently under construction, (3) the installation of an Evergreen Product production line (production line 2) in our Evergreen Product facility currently under construction, following this offering and (4) future plans for the installation of two additional production lines (production lines 3 and 4) in our Evergreen Product facility currently under construction, at a future date.

	Original Facility	Evergreen Production Facility Under Construction(2)	Combined
Location	Tongxiang, Zhejiang	Tongxiang, Zhejiang	—
Product Type	Existing Products	Evergreen Products	—
Construction began	December 2005	January 2010	—
Construction completed / Expected to be completed	July 2007	September 2010	—
Production began / Production expected to begin	November 2007	November 2010	—
Capacity / Expected Capacity at:(1)
September 30, 2009 (actual) (Meters)	15,000,000	—	15,000,000
September 30, 2010 (expected) (Meters)	15,000,000	—	15,000,000
September 30, 2011 (expected) (Meters)	15,000,000	6,400,000	21,400,000
September 30, 2012 (expected) (Meters)	15,000,000	12,800,000	27,800,000
Manufacturing Space (Sq M)(3)	30,000	30,000	60,000
Site Area (Sq M)(4)	26,290	17,200	43,490

(1)	Capacity refers to the maximum annual amount that we can concurrently produce with respect to our key production processes when we operate at full production and our standard fabric products are generally at the width of 140cm.
(2)	Each Evergreen Product production line is expected to have an annual production capacity of 3.2 million meters.
(3)	Manufacturing space refers to the number of square meters of floor space, including floor space on multiple stories, that we use to manufacture our products.
(4)	Site area refers to the number of square meters of land on which the facility is located.

In the event that we encounter difficulties in, or failures with respect to, the manufacture or sale of our Evergreen Products, the development of a new nationwide distribution network or the installation of machinery and personnel, our business and financial condition may be materially and adversely affected. Further, even if we do not encounter such difficulties, our customers may not be satisfied with our Evergreen Products or a market for the Evergreen Products may never develop. Any such difficulties or failures could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay or prevent the production or sale of our new Evergreen Products.

Equipment Suppliers

Our production facilities use innovative equipment and machinery manufactured by international and domestic equipment vendors. We seek to ensure the quality of our equipment and machinery, and safeguard our technical know-how, by utilizing a small number of equipment vendors. Our management team has had long-term business relationships with many of these equipment vendors and we are satisfied with the quality of their equipment.

In June 2008, one of our largest customers, Culp, Inc. provided us with tufting equipment valued at approximately $1.3 million in exchange for a two-year supply agreement for our products. Pursuant to this agreement, we agreed not to sell tufted fabrics to any other customers in the United States until March 2011.

Our Customers

We sell domestically in China and we export to distributors and manufacturers in the US and other foreign countries. Our products are sold directly or indirectly to manufacturers of garments, such as synthetic shoes, furniture, such as synthetic couches, and automobile upholstery, such as synthetic car seats. Our goal is to penetrate the apparel industry, particularly manufacturers of hand bags and luggage, in the near future. Our domestic customers are generally furniture and garment manufacturers. Approximately 50% of the revenues that we generated in fiscal year 2009 from our international customers were generated by sales to distributors, or resellers, located outside of China that sell our products to fabric manufacturers and the remaining 50% were generated by sales to manufacturers. Some of our domestic customers manufacture furniture or upholstery fabric in China and then export their products to the United States and other international markets.

The following table sets forth the percentage of revenues generated from sales to our domestic Chinese and export customers for the periods indicated:

	For the nine months ended June 30, 2010	For the years ended September 30,
Customer		2009	2008
Domestic Chinese customers	76.3%	62.7%	73.0%
Export customers	23.7%	37.3%	27.0%

According to the OCN report, in recent years, production of synthetic leather fabric, microfiber and tufted fabric products in the US and other developed countries has declined. This decline has been attributed to the increasing labor costs and operational costs incurred in the manufacture of these products in these countries. Consequently, manufacturers in these countries are relying more on imported synthetic leather fabric products.

In an attempt to take advantage of this trend, we have broadened our customer base over time, both in the PRC, and, more notably, in the international markets. While sales to domestic PRC customers increased by approximately 41% during the year ended September 30, 2009, sales to international customers increased by approximately 128% during the year ended September 30, 2009. See “Management’s Discussion and Analysis — Results of Operations.”

We generally obtain sales orders from customers three to four weeks in advance of delivery. The total sales volume, pricing, product specifications, delivery schedule and method of delivery are provided in these sales orders. Generally, our customers are required to pay us on 60 to 90 day credit terms, depending on our business relationship with the customer, the customer’s credit history and prevailing market conditions.

We usually enter into non-exclusive contracts or purchase orders with customers and do not have long-term agreements with them.

Our production facilities are strategically located in Tongxiang, Zhejiang Province, which is in close proximity to many leather product manufacturers whose production facilities are located in Tongxiang, Haining and Wenzhou, all of which are situated in Zhejiang Province. The majority of our domestic customers are located in these regions. For our domestic customers, we ship our products directly from our production facilities to the customers’ manufacturing facilities or, in the case of customers that distribute our products to manufacturers, to the customers’ distribution facilities. For our export customers, we ship our goods on the Free On Board (FOB) term from major ports in China to the customers’ respective destinations.

During the fiscal years ended September 30, 2008 and 2009 and the nine months ended June 30, 2010, sales made to our five largest customers accounted for 75.4%, 74.9% and 81.9% of our total sales, respectively, and our single largest customer accounted for 26.5%, 32.6% and 30.6% of our total sales, respectively.

Our major customers for the fiscal years ended September 30, 2008 included the following:

Name of Customer	Total purchases (in US$)	Percent of sales
Culp Inc.	3,475,786	26.5%
Albany Industries Inc.	3,006,734	22.9%
Haining Jinzheng Furniture Co. Ltd.	1,646,566	12.5%
Hangzhou Huatong Furniture Group Co. Ltd.	892,853	6.8%
Zhejiang Huasheng Silk Import and Export Co. Ltd.	883,002	6.7%

Our major customers for the fiscal years ended September 30, 2009 included the following:

Name of Customer	Total purchases (in US$)	Percent of sales
Albany Industries Inc.	7,053,061	32.6%
Culp Inc.	6,088,830	28.2%
Hangzhou Huatong Furniture Group Co. Ltd. Holdings Limited	1,346,539	6.2%
Haining Jinzheng Furniture Co. Ltd.	946,347	4.4%
Haining Jiadian Furniture Co. Ltd.	755,627	3.5%

Our major customers for the nine months ended June 30, 2010 were as follows:

Name of Customer	Total purchases	Percent of sales
Culp Inc.	$10,589,031	30.6%
Wenzhou Jinhui Import Export Co. Ltd.	7,321,535	21.1%
Albany Industries Inc.	6,538,984	18.9%
Zhejiang Apollo Leather Products Co. Ltd.	2,330,271	6.7%
Haining Jinzheng Furniture Co. Ltd.	1,598,642	4.6%

Sales and Marketing

We seek to expand our customer base by:

•	direct sales communications with our largest customers;
•	sales through distributors to new customer bases;
•	referrals from existing customers; and
•	participation in domestic and international trade shows and conferences.

Historically, we have not spent a significant amount of capital on advertising.

We have an internal sales team of 12 employees located in our Tongxiang facility. Our sales personnel regularly contact our customers and visit them in person to obtain feedback on our products, to gather additional relevant market information and to build long-term relationships with our existing customers.

Our long-term plan is to increase our marketing and distribution activities for our synthetic and imitation leather fabrics and other fabrics, as well as to increase public awareness of recycled leather as an eco-friendly alternative to chemical fiber-based and leather fabrics using various methods, including advertising and media outlets. In the near future, as we expand our customer base to include manufacturers of apparel, we intend to hire additional sales representatives to market our fabric to this customer base.

For the Evergreen Products, we have entered into a letter of intent that contemplates an exclusive sales agency relationship with Culp Inc. for the launch and distribution of this new product in the North America market. We have also entered into a letter of intent with a potential customer, namely Cherry-Quantum Automotive Industries Ltd., a joint-venture formed by Wuhu Cherry Investment LLC and US Quantum LLC, to distribute the Evergreen Products for automotive and upholstery applications. We expect to initially focus on furniture applications and automotive upholstery applications in clean vehicles developed for the Chinese market. We plan to develop a nationwide distribution network comprising external sales agents in all major provinces in the PRC to expand the customer base of our new Evergreen Products beyond the local regions into which we currently sell our existing products.

In August 2010, Hongzhan entered into purchase orders with the following five customers: Zhejiang Miluo Furniture Co., Ltd., Concept Furniture (Anhui) Co., Ltd., Jiaxing Yashidi Genuine Car Seat Co., Ltd., Zhejiang Apolo Leather Products Co., Ltd., and Haining Mengnu Group Co. Ltd., each located in the PRC, for the sale of our Evergreen Products. As a result, Hongzhan will sell an aggregate of 2.9 million meters of materials for an aggregate purchase price of approximately $32.5 million between November 2010 and October 2011. See the risk factor entitled “Our customers may decide to discontinue purchasing our products, which could materially and adversely affect our growth and our revenues” above regarding the risks inherent in these arrangements.

Research and Development Activities

We have 15 full-time professionals in our research and development division that have developed innovative technology that is instrumental in controlling our production costs, increasing our operational efficiency and enhancing our ability to develop eco-friendly production processes. Our combination proprietary production technology enables us to use lower-cost materials, including leather waste, in place of the higher-value and non-recyclable chemical fiber based materials.

One of our key employees, Mr. Liwen Zhang, who is also a minority shareholder of our Hongzhan operating subsidiary, is the original owner of four Chinese patents, seventeen international patents and eight international patent applications related to technologies utilized in the manufacture of our Evergreen Products. Three of the Chinese patents have been transferred to us and the remaining patents and patent applications, all of which are related to the technologies that are critical to the production of the Evergreen Products, have been licensed to us for our exclusive use until 2024. Mr. Zhang has managed the research and development process on these patents and related production technologies since 2003. Mr. Zhang and four other researchers joined our company in February 2010.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are currently developing nylon taffeta, a new PU leather material that is used for apparel manufacturing purposes.

We will focus our research and development efforts primarily on our new Evergreen Products going forward. We entered into a three-year joint research and development agreement with Sichuang University in China, under which we will establish a genuine leather fiber research lab to focus on developing the applications and products for our Evergreen Products. All research results that are jointly developed pursuant to this relationship will belong to both parties. We will have the exclusive right to produce, sell and export products based on these results. However, we will be obligated to pay a percentage of any sales of any of these products to Sichuang University.

Intellectual Property

General

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We are not aware of any material infringement of our intellectual property rights.

Patents — Ownership Rights

We currently own five design patents and three new utility model patents relating to our existing products, seven of which were acquired from Mr. Jianfeng Liu, who is our Chairman, President and Chief Executive Officer, and one pending patent application.

Actual examination times for design patent applications in China vary, but examinations of patents similar to those currently under examination have taken approximately one year. The following table describes the patents and patent applications relating to our existing products:

	Description	Type	Registration	Grant Date	Expiration Date
1	Fabric	Design	ZL 2006 3 0105432.5	2007.2.7	2016.3.9
2	Fabric	Design	ZL 2006 3 0105433.X	2007.2.7	2016.3.9
3	Fabric	Design	ZL 2006 3 0105434.4	2007.2.7	2016.3.9
4	Fabric	Design	ZL 2006 3 0105435.9	2007.2.7	2016.3.9
5	Fabric	Design	ZL 2006 3 0105436.3	2007.2.7	2016.3.9
6	Fabric	New Utility Model	ZL 2009 2 0116292.X	2010.1.13	2019.3.24
7	Ultrasoft * fabric	New Utility Model	ZL200820162614.X	2009.5.20	2018.8.7
8	Synthetic leather with leather fiber	New Utility Model	ZL200920116291.5	2010.3.31	2019.3.24

	Patents Under Application	Type	Application Number	Application Date
1	Recycled leather powder electrostatic flocking and the process thereof	Invention	2008100634571	2008.8.7

In February 2010, we acquired a five-person research and development team led by Liwen Zhang, as well as ownership rights to the following two Chinese invention patents and one patent application which had been granted to Liwen Zhang, relating to the production of the new Evergreen Products:

	Description	Type	Registration	Grant Date	Expiration Date
1	A Liquid Opener	Invention	200610035347.5	2007.10.31	2026.4.30
2	Collagen Fiber Synthetic Leather Substrate and process thereof	Invention	200410097268.8	2006.5.31	2024.11.20

	Patents Under Application	Type	Application Number	Application Date
1	A spun lace fabric and process method thereof	Invention	200710003092.9	2007.1.31

In September 2010 we submitted an application to obtain the following invention patent in the PRC pursuant to the Patent Cooperation Treaty, related to the process of our Evergreen Products:

	Patents Under Application	Type	Application Number	Application Date
1	Recycled leather and the composition process method thereof	Invention	PCT/CN2010/077501	September 30, 2010

Patents — Licensing Rights

Presently, natural fiber sources are limited by nature, with natural fibers having high cost and relatively low abrasion resistance and tensile strength. On the other hand, synthetic fibers are poor water-absorbents, flame-retardants, and provide only low comfort.

The Licensed Patents are directed to an invention to provide a yarn of collagen fiber of animal leather, and a manufacturing process thereof in that yarn is manufactured by using animal skins or leathers and leftover materials thereof as well as wasted leathers. The present invention provides for the textile industry a yarn having higher tensile strength and better resistance to abrasion than those of the natural fiber yarns, and having higher water absorption, greater comfort, and better flame-retardant properties than those of synthetic fiber yarns. This technology that is most essential to the front-end manufacturing process of our Evergreen Products has been patented in eighteen countries, including China, Canada, South Africa, Germany and the United Kingdom. Applications for patent protection with respect to this key technology have also been submitted in eight other countries, including the United States. The Licensed Patents have been licensed to us exclusively until 2024. See “Certain Relationships and Related Party Transactions” below.

The Licensed Patents are intended to protect the technologies, including machinery and processes, developed by Liwen Zhang’s team, to produce collagen fiber from animal leather, which is the most essential front-end manufacturing process in the production of our new Evergreen Products. We believe that the patents that we own and the Licensed Patents differentiate our new Evergreen Products as an environmentally friendly and economical alternative to existing synthetic and genuine leather fabrics.

Trademarks

We currently use the registered trademark “Illigate”.

We are in the process of obtaining the trademark “Evergreen LZ” for our new Evergreen Products.

Competition

We believe that the principal competitive factors needed to compete in the synthetic fabric industry in China are as follows:

•	Cost control and pricing. Manufacturers must have the ability to control the costs of raw materials and other operational expenses in order to control the pricing of their products. Consequently, manufacturers must have the ability to use economies of scale to secure competitive pricing from suppliers of raw materials.
•	Technology. Manufacturers must have the ability to install eco-friendly technology that allows them to produce their fabrics from low-cost raw materials such as leather waste.
•	Barriers to entry. Manufacturers must have the technical knowledge, local market knowledge and established relationships with suppliers and customers to support the development of new products and the growth of commercially viable production facilities.
•	Logistics and services. A manufacturer’s ability to compete is dependent upon the geographic location of its production facilities in relation to the manufacturing facilities of customers and suppliers, and the ability to manage the logistics and delivery of its products.

The synthetic fabric industry in China is very large and fragmented. Our ability to compete against other national and international enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing large volumes of high quality products that appeal to consumers’ preferences at competitive prices. Our local competitors generally consist of small-scale manufacturers, many of whom develop a range of finishing processes which is not as broad as ours and utilize production technology which is not as advanced as some of our patented technology. Some of our competitors have been in business longer than we have and are more established. Our competitors may provide products comparable or superior to those we provide, and our competitors may adapt more quickly than we do to evolving industry trends or changing market requirements.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market in the future. However, to date, potential international competitors have purchased products from domestic Chinese manufacturers such as ours and have little or no presence of their own in the PRC market.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance, including pension insurance, unemployment insurance, work related injury insurance, maternity insurance and medical insurance to approximately 25% of our employees, in accordance with PRC regulations. We also maintain insurance for our plants, machinery, equipment, inventories and motor vehicles. However, we do not maintain product liability insurance for our products.

Governmental Regulations

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities.

The major environmental regulations applicable to us include:

•	the Environmental Protection Law of the PRC;
•	the Law of PRC on the Prevention and Control of Water Pollution;
•	Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;
•	the Law of PRC on the Prevention and Control of Air Pollution;
•	Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;
•	the Law of PRC on the Prevention and Control of Solid Waste Pollution; and
•	the Law of PRC on the Prevention and Control of Noise Pollution.

We are periodically inspected by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws. To date, the Company’s cost of compliance has been insignificant. The Company does not believe the existence of these environmental laws, as currently written and interpreted, will materially hinder or adversely affect the Company’s business operations; however, there can be no assurances of future events or changes in laws, or the interpretation of laws, governing our industry.

The Chinese authorities have recently mandated a significant reduction of energy usage in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan, which plan concludes on December 31, 2010. As a result, we were instructed by local government officials in mid-November that we will be restricted from using electrical power in our original facility for approximately eight days during the remainder of November 2010, although our new Evergreen Product facility will be unaffected because it has been designated as a priority project by the local government. In response to this policy, we have obtained a power generator to provide us with the energy needed to run our original facility when electrical power is restricted. If this power generator is unable to generate sufficient energy for our facility when electrical power is restricted, the results of our operations would be affected during that time. It is currently unclear whether the electrical power restriction will be in place during December 2010. In addition, while we believe that the current restrictions will be eliminated with the implementation of China’s 12th Five Year Plan on January 1, 2011, additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

Circular 75 Compliance and Approval

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75,” on October 21, 2005, which became effective as of November 1, 2005 and the operating procedures in May 2007, collectively the SAFE Rules. According to the SAFE Rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. The SAFE rules define “PRC residents” to include both legal persons and natural persons who either hold legal PRC identification documents, or who habitually reside in China due to economic interests or needs. If any PRC resident fails to file its SAFE registration for an existing offshore enterprise, any dividends remitted by the onshore enterprise to its overseas parent after October 21, 2005 will be considered to be an evasion of foreign exchange purchase rules, and the payment of the dividend will be illegal. As a result, both the onshore enterprise and its actual controlling persons can be fined. In addition, failure to comply with the registration procedures may result in restrictions on the relevant onshore enterprise, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore enterprise. The PRC resident shareholders of the offshore enterprise may also be subject to penalties under Chinese foreign exchange administration regulations.

To date, the required filings pursuant to SAFE Rules are underway for shareholders of Lizhan Environmental. Mr. Liu has completed his SAFE filing procedure. We have requested our shareholders and beneficial owners who may be subject to SAFE Rules to make the necessary applications, filings and amendments as required under SAFE Rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. It is our understanding that these shareholders are in the process of making the required filings. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Rules. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Employees

We had 242 and 382 employees as of September 30, 2008 and 2009, respectively. The following table shows a breakdown of our employees by function as of June 30, 2010:

Functions	Number of employees	% of total
Manufacturing	250	67%
Sales and Marketing	12	3%
General Administration, Purchasing and Logistics	69	18%
Quality Control, Technology and Research & Development	45	12%
Total	376	100%

From time to time, we also employ third-party consultants for the research and development of our products. We have not experienced any significant labor disputes and consider our relationship with our employees to be good.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the material regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain offshore investment transactions, and new mergers and acquisitions rules, may affect our shareholders’ right to receive dividends and other distributions from us.

Tax

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, all domestic and foreign investment companies are subject to a uniform enterprise income tax at the annual rate of 25%. However, our PRC subsidiary, Lizhan Textile, is entitled to a tax exemption for two years following the first year it generated profits and to a 50% tax reduction for the subsequent three years. As a result, Lizhan Textile was subject to no tax for calendar year 2008 and calendar year 2009, will be subject to a 12.5% tax rate from calendar year 2010 through calendar year 2012, and 25% for 2013 and subsequent years.

Under the new PRC Enterprise Tax Law, a resident enterprise is subject to an enterprise income tax at a rate of 25% on its global taxable income, and a non-resident enterprise with any institution or establishment within China is subject to an income tax rate of 25% on taxable income derived by such institution or establishment from within China as well as on taxable income earned outside of China but which as a de facto connection with such institution or establishment. In addition, non-resident enterprises without any institution or establishment within China, or non-resident enterprises whose income has no connection to its institution or establishment inside China, must pay a withholding income tax at the rate of 20% on taxable income derived from inside China. Dividends payable by a FIE to its foreign investors are not expressly exempted from the income tax on dividends under the new PRC enterprise tax law. The new tax law empowers the State Council of the PRC to promulgate appropriate implementation rules and regulations. However, the State Council and PRC tax authorities have not promulgated any related implementation rules.

Under the PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management organs” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on their global income, but the PRC Enterprise Income Tax Law does not define the term “de facto management organs.” Substantially all of our management personnel are currently located in the PRC, and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, we may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on our global income.

Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

For risks and uncertainties related to the PRC Enterprise Income Tax Law, see “Risk Factors — Risks Related to Doing Business in China.”

Dividend Distribution

We are a wholly foreign-owned enterprise. The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on Amending the Implementing Rules of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2001).

Under these regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with China’s accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of each of our PRC subsidiaries, each of which is a wholly foreign owned enterprise, has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued a regulation entitled “Circular on Certain Issues Concerning Foreign Exchange Regulation of Fund Raising and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Companies,” or SAFE Notice No. 75, which became effective as of November 1, 2005. Under SAFE Notice No. 75, domestic residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to the time they establish or take control of an offshore special purpose company for the purpose of overseas equity financing based on onshore assets or equity interests held by them. The term “domestic legal person residents” as used in SAFE Notice No. 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “domestic natural person residents” as used in SAFE Notice No. 75 includes all Chinese citizens and all other natural persons who habitually reside in China for economic interest.

Domestic residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore special purpose company and (ii) subsequent overseas equity financing by such offshore special purpose company. Domestic residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore special purpose company without involving roundtrip investment, such as changes in share capital, share transfers and long-term equity or debt investments and providing security for debt. Domestic residents who have already incorporated or gained control of offshore special purpose companies that have made onshore investment in China before SAFE Notice No. 75 became effective must make such registration with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice No. 75, Domestic residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore special purpose company within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

On May 29, 2007, SAFE issued a notice, which we refer to as SAFE Notice No. 106, clarifying the implementation of SAFE Notice No. 75. With respect to a special purpose company that has completed the round-trip investment (that is, the onshore FIE has obtained its foreign exchange certificate) but has missed the registration deadline of March 31, 2006, the relevant domestic residents may submit a retroactive registration application, provided that there has been no payment of any funds by the onshore FIE to the offshore special purpose company since April 21, 2005 in the form of a dividend, proceeds of share transfer, liquidation proceeds, capital reduction or loan repayment. In the event such a payment has occurred, SAFE may impose penalties on the controlling persons and/or the onshore FIE for the violation of the foreign exchange laws and regulations.

SAFE Notice No. 106 further requires that the employee share option plans and share incentive plans of the offshore special purpose company shall also be filed with SAFE. Employee share incentive plans may be filed with SAFE through trust in accordance with the procedures of overseas investment registration, and employee share option plans must be filed with SAFE together with the registration for the establishment of the offshore special purpose company. After the employees exercise their options, they must amend their registrations with SAFE.

The business operations of our subsidiaries, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Regulation of Overseas Investments and Listings and the New Merger and Acquisition Rules

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, which became effective on September 8, 2006. This regulation includes provisions that purport to require offshore special purpose companies, controlled directly or indirectly by PRC companies or individuals contemplating listing on an overseas stock exchange their operating companies or assets located in China, to obtain the approval of the CSRC prior to the listing and trading of their securities on any overseas stock exchange.

On September 21, 2006, the CSRC published on its official website a notice specifying documents and materials required to be submitted to the CSRC relating to overseas listings by special purpose companies.

The application of the new M&A rule with respect to overseas listings of special purpose companies remains unclear, with no consensus currently among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Allbright Law, our PRC counsel, has advised us that CSRC approval is not required in connection with the establishment of our wholly owned PRC subsidiary, Lizhan Textile, because the equity interest in Lizhan Textile was established by Illigate prior to the effective date of the regulation. In addition, CSRC approval is not required in connection with the establishment of our 87% owned PRC subsidiary, Hongzhan, because Hongzhan was newly formed by Resources and not acquired by resources in a transaction.

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities.

The major environmental regulations applicable to us include:

•	the Environmental Protection Law of the PRC;
•	the Law of PRC on the Prevention and Control of Water Pollution;
•	Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;
•	the Law of PRC on the Prevention and Control of Air Pollution;
•	Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;
•	the Law of PRC on the Prevention and Control of Solid Waste Pollution; and
•	the Law of PRC on the Prevention and Control of Noise Pollution.

We are periodically inspected by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws. To date, the Company’s cost of compliance has been insignificant. The Company does not believe the existence of these environmental laws, as currently written and interpreted, will materially hinder or adversely affect the Company’s business operations; however, there can be no assurances of future events or changes in laws, or the interpretation of laws, governing our industry.

The Chinese authorities have recently mandated a significant reduction of energy usage in an effort to meet the targets for energy consumption and emissions set by the 11th Five Year Plan, which plan concludes on December 31, 2010. As a result, we were instructed by local government officials in mid-November that we will be restricted from using electrical power in our original facility for approximately eight days during the remainder of November 2010, although our new Evergreen Product facility will be unaffected because it has been designated as a priority project by the local government. In response to this policy, we have obtained a power generator to provide us with the energy needed to run our original facility when electrical power is restricted. If this power generator is unable to generate sufficient energy for our facility when electrical power is restricted, the results of our operations would be affected during that time. It is currently unclear whether the electrical power restriction will be in place during December 2010. In addition, while we believe that the current restrictions will be eliminated with the implementation of China’s 12th Five Year Plan on January 1, 2011, additional energy use restrictions could be imposed in the future. Any additional restrictions could adversely impact our results of operations in future periods.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date of this prospectus.

Name	Age	Position(s)
Jianfeng Liu	46	President, Chief Executive Officer, Chairman of the Board and Director
Angell Chang	40	Chief Financial Officer
Jianfu Ma	41	Finance Controller and Director
Jianrong You	39	Director
Zhenyuan Feng	44	Director
Jianlun Tu	46	Director
Johnson Lau	36	Director
Jiancheng Sun	41	Director
Liwen Zhang	46	Chief Scientist

There are no family relationships among our directors, executive officers and key employees. The address of each of our directors, executive officers and key employees is c/o Lizhan Environmental Corporation, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

Executive Officers, Directors and Key Employees

Mr. Jianfeng Liu is the founder and Chief Executive Officer of our Company and has served as Chairman of our Board of Directors since August 2009. He has more than 20 years of experience in corporate strategy, business management, business development and industrial analysis in the synthetic fabric and textile industries. Prior to founding our Company, from 2004 until 2005, Mr. Liu was the General Manager of Haining Jianfeng Textile Co., Ltd., which produces and sells cloth. From June 1998 until December 2003, Mr. Liu was General Manager of Shanghai Xiangcheng Textile Material Co., Ltd., which was a leather and cloth processing company. From May 1993 until May 1998, Mr. Liu was Factory Director of Shanghai Ruilian Composite Fabrics Co., Ltd., which is a leather and cloth processing company. From July 1987 until 1993, Mr. Liu was Factory Director of Guangdong Nanhai Dayi Shoes Material Factory., which is a leather and cloth processing company. Mr. Liu taught at Chengbu Wei Xi Xiang Jiang Middle School from 1985 until June 1987. Mr. Liu completed the U.S. Excellerated Business School for Entrepreneurs program.

Ms. Angell Chang has been our Chief Financial Officer since June 2010. Ms. Chang graduated from Montclair State University with a BS in accounting. Ms. Chang is a certified public accountant (CPA) licensed in the State of New Jersey. Ms. Chang has extensive work experience with public trading companies, such as Wyndham Worldwide, Pfizer, and Polo Ralph Lauren. Before joining our company, Ms. Chang was employed by Wyndham Worldwide from 2006 to 2010, where she was in charge of consolidation and internal reporting, which involved auditing related experience and frequent communication with the company’s auditors. At Pfizer, from 2003 to 2006, Ms. Chang was a senior SEC analyst. Ms. Chang is a native Chinese speaker and has lived in the United States for approximated twenty years. Ms. Chang speaks fluent Mandarin and English.

Mr. Jianfu Ma was the Chief Financial Officer of our company from 2008 until June 2010. Since June 2010, Mr. Ma has been our Finance Controller. Mr. Ma has also been a director since March 2010. He has extensive experience in financial, taxation and investment advisory services. Before joining our company in 2008, Mr. Ma was Chief Auditor of Tongxiang Materials Bureau from 1990 until 1995. From 1995 until 1996, Mr. Ma was General Manager of Tongxiang Wuzhen Materials Corporation. From 2000 until 2007, Mr. Ma was Senior Business Manager of Jiaxing Xinge Tax Agents Firm. From 1996 until 2003, Mr. Ma was General Manager of Zhongcheng Finance and Taxation Co., Ltd. Mr. Ma studied Accounting at Hunan University Network School and he studied Finance Management at Zhejiang University of Finance and Economics. Mr. Ma holds a bachelors degree. He also has the professional titles of China Certified Tax Agent and China Certified Public Accountant.

Mr. Jianrong You has been General Manager of Lizhan Textile (Zhejiang) Co., Ltd. since July 2009, and has worked at the company since 2006, during which time he also held the position of Vice General Manager. He has more than 10 years of experience in corporate management, market operations and research and development. He has a depth of knowledge of the textile industry and valuable insight into market trends and products. Mr. You completed the Executives Seminar for Growth-Oriented Enterprises program at Zhejiang University.

Mr. Zhenyuan Feng has served as one of our directors since March 2010. He has more than 20 years of experience as a lawyer. He is currently a Partner, Chair and Director of Zhejiang Bai Jia Law Firm. Before working at Zhejiang Bai Jia Law Firm, Mr. Feng worked at Tongxiang City law firm from 1984 until 1995. Mr. Feng studied at East China University of Politics and Law, Southwest University of Political Science, postgraduate courses of Procedural Law (Civil Action Procedure direction).

Mr. Jianlun Tu has served as one of our directors since March 2010. Mr. Tu has participated in large and medium state-owned enterprises and private enterprises restructuring, reorganization, mergers and acquisitions, debt issuance and auditing. He is currently head of Tong Xiang Fang Lian Accounting Firm. From 1995 until 1999 he was GAO chief in Tongxiang City, and head of Tong Xiang Shenda Accounting Firm. Mr. Tu received a bachelors degree. He also has the professional title of Chinese Certified Public Accountant.

Mr. Johnson Lau has served as one of our directors since June 2010. Mr. Lau has been the Chief Financial Officer of AutoChina Group Inc. since October 2008 and subsequently became the Director of Finance of AutoChina International Limited (NASDAQ: AUTC) on July 15, 2010. From March 2006 to October 2008, he was the Chief Financial Officer of Haike Chemical Group Ltd., a petrochemical and specialty chemical company. Mr. Lau served as the Chief Operating Officer of Kiwa Bio-Tech Products Group Corp. (OTC: KWBT), which engaged in bio-technological products for agriculture products, from January 2005 to March 2006. Mr. Lau served on the Board of Directors of Haike Chemical Group Ltd. (AIM: HAIK) from January 2006 to January 2010. From May 1997 to August 2004, Mr. Lau worked for Deloitte Touche Tohmatsu in Hong Kong and Beijing. Mr. Lau received a Bachelor of Commerce degree from Monash University.

Mr. Jiancheng Sun has served as one of our directors since March 2010. Mr. Sun is currently Deputy Secretary-General of Chongfu Fur of China Association. Mr. Sun was the Chief of Construction and a member of the management committee of Chongfu Fur Market. Mr. Sun received his bachelor’s degree from Northeast China University of Finance.

Mr. Liwen Zhang has extensive experience in the research and development of technology for which he has sought multiple patents. Mr. Zhang began research on collagen fiber in 2004. In 2009, Mr. Zhang founded Eminent Benefit Holdings Limited, which acquired 13% of Hongzhan in February 2010. Mr. Zhang became our Chief Scientist in February 2010, following the acquisition of shares of Hongzhan by Eminent. From 2001 until 2004 he worked at Guangzhou Zhongyu Co., Ltd. From 1999 until 2003, Mr. Zhang researched and filed 22 applications for invention patents and a patent for a new utility model in connection with down fiber. Mr. Zhang began his research on the Evergreen Products in 2003.

Board of Directors

Our Board of Directors currently has seven directors.

Under our amended and restated memorandum and articles of association, our Board of Directors may not consist of more than ten directors. Our directors will be elected by the holders of our ordinary shares or by the directors. There are no agreements or understandings between any of our executive officers or directors and any other person pursuant to which such executive officer or director was selected to serve as a director or executive officer of our company. Directors shall hold office until they are removed by special resolution of the shareholders, or until the director becomes bankrupt or makes any arrangement or composition with his creditors, dies or is found to become of unsound mind, resigns his office by notice in writing to the company, or without special leave of absence from the Board is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated. There are no provisions relating to retirement of directors upon reaching any age limit.

Our directors are not required to hold any shares in our company by way of qualification. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable Nasdaq rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, so long as the director discloses the nature of his or her interest in such contract, proposed contract or arrangement, and may be counted in the quorum at such meeting. The board of directors may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party.

Nasdaq Requirements for Director Independence

Under the Nasdaq rules, a majority of our directors must meet the definition of “independence” contained in those rules within one year of our listing on the Nasdaq Global Market. Our Board has determined that Johnson Lau, Zhenyuan Feng, Jianlun Tu and Jiancheng Sun meet the independence standards contained in the Nasdaq rules. We do not believe that any of these directors have any relationships that would preclude a finding of independence under these rules and, in reaching its determination, our Board determined that any other relationships that these directors have with us do not and would not impair their independence.

Committees of the Board of Directors

We have established three committees of the Board of Directors: an audit committee, a compensation committee and a corporate governance and nominating committee. In addition, our board of directors has determined that Johnson Lau is qualified as an audit committee financial expert within the meaning of SEC regulations. In compliance with Rule 5605 of the Marketplace Rules of the Nasdaq Stock Market, which we refer to as the Nasdaq rules, a majority of the members of our audit committee will be required to be independent directors during the 90 day transition period after our ordinary shares are listed on the Nasdaq Global Market, and all of the members of our audit committee will be required to be independent directors within one year of listing. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below. In addition, since we are a foreign private issuer, the Nasdaq Marketplace Rules will generally permit us, with certain exceptions, to follow our home country rules in lieu of certain requirements.

Audit Committee.  Our audit committee consists of Johnson Lau, Jianlun Tu and Jiancheng Sun, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
•	discussing our annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and
•	meeting separately and periodically with management and our independent auditors.

Compensation Committee.  Our compensation committee consists of Jianlun Tu, Jiancheng Sun and Zhenyuan Feng, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee consists of Zhenyuan Feng, Jianlun Tu and Jiancheng Sun, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee will assist the Board in selecting individuals qualified to become members of our Board and in determining the composition of the Board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;
•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and
•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics. The Code of Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the company files or submits to the Securities and Exchange Commission and others. Employees are prohibited from engaging in transactions that pose a conflict of interest with their duties to our company, taking corporate opportunities from our company, as well as other illegal activities, including insider trading and bribery. Any waiver of the code of conduct may be made only by our Corporate Governance and Nominating Committee. Our Chief Executive Officer is to administer the Code of Ethics. A copy of the Code of Ethics is included as Exhibit 99.1 to the registration statement of which this prospectus forms a part.

Duties of Directors

Under Cayman Islands law, our directors owe a fiduciary duty to the Company to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by any of our directors is breached.

Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under applicable Nasdaq rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, so long as the director discloses the nature of his or her interest in such contract, proposed contract or arrangement, and may be counted in the quorum at such meeting.

Terms of Directors and Officers

Except as otherwise provided by law, vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office, or by our shareholders.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers, other than Ms. Chang, is employed for a time period ranging from between one and three years. We have adopted several internal regulations which have to be strictly followed by our management and other employees. We may terminate the employment of each of our executive officers, other than Ms. Chang, as permitted by the Law of the People’s Republic of China on Employment Contracts, or the Employment Contract Law. Under the Employment Contract Law, we may terminate an employee for cause, at any time, without remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, willful dishonesty to us and willful and continued failure to perform substantially all his agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment permitted by the Employment Contract Law, at any time without penalty if there is any failure by us to comply with any material provisions of the employment agreement.

We have entered into an employment agreement with Ms. Angell Chang. Ms. Chang is employed as our Chief Financial Officer. The term of Ms. Chang’s agreement is from July 1, 2010 until July 1, 2012, which term is renewable upon expiration. We will compensate Ms. Chang at an annual rate of $150,000. Ms. Chang will be provided with living arrangements and transportation during the term of her employment.

We may not terminate Ms. Chang’s agreement during the first twelve months of the term of the agreement without cause. After the initial twelve month period, we may terminate the agreement with three months written notice without cause. Ms. Chang may terminate the agreement with three months written notice without cause. If we terminate the agreement without cause during the initial twelve month period, within 30 days of termination, we will pay Ms. Chang in a lump sum, any unpaid bonus awards, reimbursable expenses and benefits owed through the day her employment was terminated. Within 30 days of termination, we will also pay Ms. Chang a lump sum equal to her unpaid base salary for the twelve months. If the agreement is terminated for cause by us, or for any reason by Ms. Chang, we will pay in a lump sum, any unpaid portion of base salary proportional to the number of months employed, any unpaid bonus awards, reimbursable expenses and benefits owed to Ms. Chang though the date of termination of employment.

Each executive officer and key employee has agreed to hold in confidence and not to use in competition against us, except as required in the performance of his or her duties in connection with the employment, any confidential information relating to the business of our company, affiliates or customers. Our executive officers have also agreed to disclose to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the employment and to assign all right, title and interest in them to us.

Compensation of Directors and Executive Officers

For the year ended September 30, 2009, the aggregate cash compensation that we paid to our executive officers and directors was approximately $69,949. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Stock Option Plan

On March 1, 2010, our Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan, or the 2010 Plan. We are authorized to issue up to 1,875,000 ordinary shares under the 2010 Plan. No shares have been issued under the 2010 Plan to date. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant.

The administrator of the 2010 Plan is the compensation committee of our Board of Directors, or may be any other committee appointed by the Board of Directors for that purpose. The administrator has full power and authority to administer, construe and interpret the 2010 Plan. Grants under the 2010 Plan will be governed by individualized grant agreements and may be subject to either time-based or performance-based vesting provisions.

The administrator establishes the terms of stock options, subject to certain parameters set forth in the 2010 Plan. The following are the general terms of stock options:

•	The exercise price must be at least equal to the par value of shares.

•	The term of a stock option may not exceed ten years from the date of grant.
•	Unless the administrator determines otherwise, if an option holder terminates employment, his or her unvested options expire immediately and vested options may be exercised during the three-month period following termination, after which they will expire. If the employee terminates employment due to death or disability, the three month period is extended to one year.
•	Stock options generally may not be transferred, except to immediate family members.

The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination.

Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option. The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 1, 2010, as adjusted to reflect the sale of our ordinary shares in this offering, by:

•	each entity or person who we know beneficially owns more than five percent of our outstanding ordinary shares;
•	each of our directors;
•	each of our executive officers and key employees; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The information under the column “Shares Beneficially Owned After Offering” gives effect to the issuance and sale of 1,818,181 of our ordinary shares by us in this offering, assuming an initial public offering price of $5.50 per ordinary share, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the underwriters do not exercise their over-allotment option and there is no other change to the number of ordinary shares sold by us as set forth on the cover page of this prospectus. Ownership is based on 11,143,750 ordinary shares outstanding as of November 1, 2010 and 12,961,931 ordinary shares outstanding upon the completion of this offering.

As of November 1, 2010, we were not aware of any U.S. persons that were holders of record of our ordinary shares.

None of our existing shareholders currently has different voting rights from other shareholders, and none of our existing shareholders will have different voting rights after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

	Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After Offering		Shares Beneficially Owned Assuming Exercise of an Option Granted to the Underwriters to Purchase Additional Shares
Name	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers
Jianfeng Liu(2)	8,518,750	76.4%	8,518,750	65.7%	8,518,750	64.4%
Angell Chang	—	—	—	—	—	—
Jianfu Ma	—	—	—	—	—	—
Jianrong You	—	—	—	—	—	—
Zhenyuan Feng	—		—	—	—	—
Jianlun Tu	—	—	—	—	—	—
Johnson Lau	—	—	—	—	—	—
Jiancheng Sun	—	—	—	—	—	—
Liwen Zhang	—	—	—	—	—	—
All Directors and Executive Officers as a Group(3)	8,518,750	76.4%	8,518,750	65.7%	8,518,750	64.4%
Principal Shareholders:
Illigate Development Limited(4)	6,612,500	59.4%	6,612,500	51.0%	6,612,500	50.0%
Infinite Harvest International Limited(5)	1,562,500	14.0%	1,562,500	12.1%	1,562,500	11.8%
China Growth Equity Investment Limited(6)	937,500	8.4%	937,500	7.2%	937,500	7.1%
Liu Hai(7)	8,518,750	76.4%	8,518,750	65.7%	8,518,750	64.4%
Liu Yang(8)	8,518,750	76.4%	8,518,750	65.7%	8,518,750	64.4%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person prior to this offering is based on ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this prospectus.
(2)	Includes 6,612,500 ordinary shares held by Illigate Development Limited, which is wholly owned by Mr. Liu, 1,562,500 ordinary shares held by Infinite Harvest International Limited, 60% of which is held by Mr. Liu’s son, Liu Yang (see footnote 5 below), 218,750 ordinary shares held by Mr. Liu’s son, Liu Yang, and 125,000 ordinary shares held by Mr. Liu’s son, Liu Hai. Under SEC rules and regulations, Mr. Liu may be deemed to beneficially own the shares held by his sons, either directly or through Infinite. Mr. Liu disclaims beneficial ownership of the shares held by his sons, either directly or through Infinite.
(3)	Includes ordinary shares held by all of our directors and executive officers as a group.
(4)	These shares are beneficially owned by Jianfeng Liu, who is the sole shareholder of Illigate Development Limited. The mailing address of Illigate Development Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(5)	Infinite Harvest International Limited is a company formed under the laws of the British Virgin Islands. Liu Yang, son of Mr. Jianfeng Liu, owns 60% of the outstanding shares of Infinite. The remaining 40% is held in the aggregate by two PRC residents that are unaffiliated with our company or any of our directors and officers. The mailing address of Infinite Harvest International Limited is No. 716, Qifu Road, Wutong Street, Tongxiang City, Zhejiang, China.
(6)	China Growth Equity Investment Limited, or China Growth, is a company formed under the laws of the British Virgin Islands. Li Xulin owns 60% of the outstanding shares of China Growth and Wong Xiaobing owns the remaining 40% of China Growth. The mailing address of China Growth is ATC Trustees (BVI) Limited, 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands.
(7)	Includes 6,612,500 ordinary shares held by Illigate Development Limited, 1,562,500 ordinary shares held by Infinite Harvest International Limited and 218,750 ordinary shares held by Mr. Liu Hai’s brother, Liu Yang. Under SEC rules and regulations, Mr. Liu Hai may be deemed to beneficially own the shares held by his father, Mr. Jianfeng Liu, through Illigate and the shares held by his brother. Mr. Liu Hai disclaims beneficial ownership of the shares held by his father and the shares held by his brother. The mailing address for Mr. Liu Hai is Room 401, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.
(8)	Includes 6,612,500 ordinary shares held by Illigate Development Limited, 1,562,500 ordinary shares held by Infinite Harvest International Limited and 125,000 ordinary shares held by Mr. Liu Yang’s brother, Liu Hai. Under SEC rules and regulations, Mr. Liu Yang may be deemed to beneficially own the shares held by his father, Mr. Jianfeng Liu, through Illigate and the shares held by his brother. Mr. Liu Yang disclaims beneficial ownership of the shares held by his father and the shares held by his brother. The mailing address for Mr. Liu Yang is Room 401, No. 716, Qifu Road, Wutong Street, Tongxiang, Zhejiang Province, 314500, People’s Republic of China.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans Made by Related Parties

In April 2006, the company borrowed $109,998 from Mr. Liu for settling the start-up expenses of the company. This borrowing was repaid during April 2009. During the year ended September 30 2008, the company borrowed $373,425 from Haining Jianfeng Textile Co., Ltd., a then affiliate of ours that was owned and controlled by Mr. Liu, our Chairman and Chief Executive Officer, for the purposes of settling the start-up expenses. This borrowing was repaid in November and December of 2008.

In July 2009, Lizhan Textile borrowed $51,252 from Mr. Liu, our Chairman and Chief Executive Officer, pursuant to an interest free unsecured loan, for the purpose of settling a payable for purchase of production equipment. The repayment was made in December 2009.

In September 2009, we borrowed $80,000 from Illigate, an entity that owns 59.4% of our outstanding shares and which is wholly owned by Mr. Liu, our Chairman and Chief Executive Officer, pursuant to an interest free unsecured loan, for the purpose of completing the Reorganization of the Company in preparation for its proposed listing in the U.S. The repayment was made in March 2010.

Purchase from the Related Parties

In April 2008, Lizhan Textile purchased certain materials at $47,486 from Haining Jianfeng Textile Co., Ltd., a then affiliate of our company that was owned and controlled by Mr. Liu, our Chairman and Chief Executive Officer. The trade payment was settled during the same month.

Guarantees

During November 2009, we obtained two loans aggregating $735,294 (RMB 5,000,000) from local banks. Mr. Liu, our Chairman and Chief Executive Officer, has provided a personal guaranty for each of these loans. The purpose of these loans is to fund our working capital and construction and expansion. Local banks have required this personal guaranty pursuant to their standard regulations. The annualized interest rate on these loans was 5.589%. The term of these loans was five and six months respectively. The loans were repaid in April and May 2010, respectively.

In May 2010, we obtained one loan in the amount of $448,397 (RMB 3,000,000) from the same local bank. Mr. Liu provided a personal guaranty for this loan. The local bank has required this personal guaranty pursuant to its standard regulations. The annualized interest rate on this loan was 6.1065%. The term of this loan was eight and one half months.

Patent Transfer

We recently acquired from Mr. Liu seven Chinese patents. See “Business — Intellectual Property” above.

Transfer of 13% Interest in Hongzhan

On February 8, 2010, our subsidiary, Resources, entered into a share transfer agreement with Eminent, which is wholly owned by Liwen Zhang, a key employee of ours. Pursuant to this agreement, as amended on February 10, 2010, Resources transferred a 13% equity interest in Hongzhan to Eminent. In exchange for the 13% interest in Hongzhan, valued at $650,000 (13% of the registered capital of Hongzhan), Liwen Zhang transferred to Resources and Hongzhan two patents and one patent application related to our new Evergreen Products in satisfaction of the $650,000 payment owed by Mr. Zhang pursuant to the share transfer agreement. These patents were subsequently transferred to Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO.

Long term exclusive license

On December 29, 2009, Hongzhan entered into an exclusive long-term license agreement with Mr. Liwen Zhang, our Chief Scientist and the sole owner of Eminent. Pursuant to the license agreement, Mr. Liwen Zhang has licensed the Licensed Patents to us exclusively until 2024 in exchange for license fees of RMB100,000 (or $14,628) for the first year, RMB200,000 (or $29,256) for the second year, and RMB300,000 (or $43,885) for each subsequent year. During the nine months ended June 30, 2010, we recognized a license fee expense of $7,325, which is included under our general and administrative expenses.

Issuances and Transfers of Ordinary Shares

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “Corporate Structure and Organization — Our Shareholders” above.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per share and the number of ordinary shares available under our stock option plan was reduced from 3,000,000 to 1,875,000. Any fractional share issued as a result of the reverse split was rounded up.

Transfers of Shares in Connection with our Restructuring

On September 15, 2009, in connection with our restructuring, Resources acquired 100% of the outstanding shares of Lizhan Textile from Illigate for approximately $3.6 million. Resources and Illigate are wholly owned by Mr. Liu.

Subsequently, on November 9, 2009, Lizhan Environmental acquired 100% of the equity interest in Resources from Mr. Liu in exchange for nominal consideration. As a result, Lizhan Environmental owns 100% of Resources directly and 100% of Lizhan Textile indirectly thought Resources.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands (as amended from time to time), which we refer to as the Companies Law below.

As of September 14, 2010, our authorized share capital is US $10,000,000, consisting of 31,250,000 ordinary shares with a par value of $0.32 per share, of which 11,143,750 shares are issued, outstanding and fully paid. As of September 14, 2010, we have no outstanding options under our Stock Option Plan.

We have adopted an amended and restated memorandum and articles of association which will become effective upon the completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. We are currently authorized to issue 31,250,000 ordinary shares. We do not have the power to issue bearer shares.

Under Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders). A member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be updated promptly thereafter to reflect the issue of shares by the Company to whoever has subscribed to be a member in connection with this offering and will be updated upon subsequent transfers of our shares. Once the register of members of the Company has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

Meetings of Shareholders

As an exempted company incorporated in the Cayman Islands, the Company is not obligated to hold an annual general meeting. The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held as such time and place as may be determined by the Directors.

The directors may, and shall on the requisition of shareholders holding at least 10.0% of the issued shares of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10.0% of the issued shares of the Company as at the date of the deposit of the requisition carrying the right of voting at general meetings of the Company. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

According to Article 19 of PRC law on Foreign-Funded Enterprises, dividends can be remitted to holders of our ordinary shares abroad. Moreover, the new tax law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors, which are derived from sources within the PRC. However, our PRC subsidiaries are held directly by Resources, and the treaty between Hong Kong and Mainland China will apply. Pursuant to Article 10 of the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, dividends paid by a foreign-invested enterprise in the Mainland China to a corporate shareholder in Hong Kong will only be subject to withholding tax at a rate of 5% provided that such Hong Kong corporate shareholder directly owns not less than 25% of the equity interests in the foreign-invested enterprise distributing the dividends.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual form or common form or such other form approved by the Board of Directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share.

Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•	the instrument of transfer is with respect to only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Calls on Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. If a sum which has been called is not paid before or on the appointed date, the persons subject to the call shall pay interest upon the sum at the rate of eight percent per annum, but the directors may waive the payment of interest either wholly or in part. The shares that have been called and remain unpaid on the specified time of the notice are subject to forfeiture.

Forfeiture of Shares

Upon the failure of payment of a call or installment of a call, our board of directors may give notice of the unpaid call along with interest. Such notice shall name a future day for payment of the call, which must be not earlier than the expiration of fourteen days from the date of the notice. The notice shall state that in the event of non-payment on or before the date stated in the notice, the shares are liable to be forfeited. If the requirements of the notice are not met by the shareholder, the share may be forfeited by a resolution of the directors to that effect. A person whose shares have been forfeited shall cease to be a holder of the shares, but shall continue to remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the company in respect of the shares forfeited. The shareholder’s liability shall cease if and when the Company receives full payment of the amount unpaid on the shares forfeited..

Redemption of Shares

Subject to the provisions of the Companies Law and our memorandum and articles of association, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares by either the Board or by the shareholders by Special Resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by a majority of two-thirds of the votes cast at such a meeting.

The rights which are conferred upon the holders of any class of shares with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with the class of shares.

Lien on Shares

We shall have a first and paramount lien on all shares for all amounts payable at a fixed time or called in respect of that share. The board of directors may declare a share to be wholly or partially exempt from a lien.

History of Securities Issuances

Ordinary Shares

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “Corporate Structure and Organization — Our Shareholders” above.

Material Differences Between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either:

(a)	a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, or
(b)	a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.

Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

There are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to the dual majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such that a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Corporate Governance

Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the exchange on which we are listed, or unless disqualified by the chairman of the relevant board meeting, so long as one of our directors discloses the nature of his or her interest in any contract or arrangement in which that director is interested, that director may vote in respect of any contract or proposed contract or arrangement in which the director is interested and may be counted in the quorum at such meeting.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents.

The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge:

•	an act which is ultra vires the Company or illegal,
•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and
•	an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Exempted Companies

The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company is not required to open its register of members for inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may in certain circumstances issue negotiable or bearer shares or shares with no par value;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

Nasdaq Stock Market Listing

We have applied to list our ordinary shares for quotation on the Nasdaq Global Market.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.

Upon the closing of this offering, we will have 12,961,931 ordinary shares outstanding. Of these shares, our shares being sold in this offering, which comprise 14.0% of the total number of shares outstanding, will be freely tradable in the open market.

The remaining ordinary shares outstanding will be held by affiliates of ours. These shares will be “restricted securities”, as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144 or 701 under the Securities Act, which are described below.

Lock-Up Agreements

In connection with this offering, our officers, directors and shareholders who hold an aggregate of 1% or more of our outstanding ordinary shares have agreed with Maxim Group LLC, subject to certain exceptions, not to offer, sell, pledge or otherwise dispose any of our ordinary shares for a period of eighteen months (officers, directors, and their respective affiliates) or six months (other 1% or greater shareholders) after the date of this prospectus, without the prior written consent of Maxim Group LLC, which consent may not be unreasonably withheld.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding which will equal approximately million shares immediately after this offering; and
•	the average weekly trading volume of our ordinary shares on the exchange on which we are listed at the time during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion is based on information provided to us by our legal counsel, whose legal opinions have been filed as exhibits to the registration statement of which this prospectus forms a part. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “— U.S. Federal Income Taxation” constitute the opinion of Kramer Levin Naftalis & Frankel LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences of an investment in our ordinary shares. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under “— People’s Republic of China Taxation” constitute the opinion of Allbright Law, our special PRC counsel, as to the material PRC tax consequences of an investment in our ordinary shares

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company or its shareholders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which took effect beginning January 1, 2008. Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situation a non-PRC enterprise’s “de facto management body” is deemed to be located in the PRC. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. Although the new tax law provides that dividend income between qualified resident enterprises is exempted income, it is unclear what is considered to be a qualified resident enterprise under the new tax law.

The profit generated before January 1, 2008 and which is derived by a foreign investor from a Chinese enterprise with foreign investment is exempted from withholding tax in China according to the relevant Chinese laws and regulations. The profit generated on and after January 1, 2008 and which is derived by a foreign investor from a Chinese enterprise with foreign investment shall be subject to a 10% withholding tax according to the relevant Chinese laws and regulations. However, such withholding tax may be reduced as provided by any applicable double taxation treaty.

The Enterprise Income Tax Law provides that enterprise income tax shall be exempted for dividends obtained by a resident enterprise from another resident enterprise and dividends obtained by a non-resident enterprise from a resident enterprise if the dividends are obtained in connection with a presence maintained by such non-resident enterprise in China.

Our PRC subsidiaries are held directly by Resources, and the tax arrangement between Hong Kong and Mainland China will apply to dividends received by Resources from our PRC subsidiaries. Pursuant to Article 10 of the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, dividends paid by a foreign-invested enterprise in the Mainland China to a corporate shareholder in Hong Kong will only be subject to withholding tax at a rate of 5% provided that such Hong Kong corporate shareholder directly owns not less than 25% of the equity interests in the foreign-invested enterprise distributing the dividends.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to our ordinary shares. This discussion does not purport to deal with the tax consequences of owning our ordinary shares to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our ordinary shares, U.S. expatriates, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase ordinary shares and hold the ordinary shares as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this report, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our ordinary shares.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a U.S. corporation or other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a U.S. partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a U.S. limited liability company, holds ordinary shares, the tax treatment of a partner will depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our ordinary shares, you are encouraged to consult your tax advisor. A beneficial owner of our ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

U.S. Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of PFICs below, any distributions (other than certain distributions of our ordinary shares or warrants to purchase our ordinary shares) made by us with respect to our ordinary shares to a U.S. Holder will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends will be treated as foreign source “passive income” for U.S. foreign tax credit purposes.

Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates through 2010, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which we expect our ordinary shares will be traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (3) the U.S. Non-Corporate Holder’s holding period of the ordinary shares includes more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (i) any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, or (ii) the preferential rate on dividends will not be repealed prior to the scheduled expiration date or expire on such date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules apply to any “extraordinary dividend” — a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our ordinary shares — paid by us. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then, notwithstanding the period during which the shares were held, any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

Impact of New Legislation on Ownership and Disposition of Ordinary Shares

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of PFICs below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

We will be a passive foreign investment company (a “PFIC”) if either:

•	75% or more of our gross income in a taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or
•	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

We do not believe that we were a PFIC for the years ended September 30, 2009 or September 30, 2010 nor do we currently anticipate that we will be a PFIC for the current fiscal year based upon our estimates of the values of our assets as determined based on the assumed initial offering price of our ordinary shares and the anticipated price of our ordinary shares following the offering. However, because PFIC status is based on the composition of our income and assets for the entire taxable year, it is not possible to determine whether we will become a PFIC for the current year until after the close of the year. Therefore, we may become a PFIC for the year ending September 30, 2011 or in any future taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (i.e., the portion of any distributions received by the U.S.

Holder on our ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares) and on any gain from the disposition of our ordinary shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our ordinary shares.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election for all taxable years that the holder has held our ordinary shares and we were a PFIC. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the ordinary shares and will not be taxed again once distributed. A U.S. Holder making a QEF election would recognize capital gain or loss on the sale, exchange or other disposition of our ordinary shares. If we determine that we are a PFIC for any taxable year, we may provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our ordinary shares is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the ordinary shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the ordinary shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in its ordinary shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our ordinary shares, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ordinary shares unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

Non-U.S. Holders will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless either:

•	the gain is effectively connected income (and, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our ordinary shares and on any gain realized upon the sale, exchange or other disposition of our ordinary shares.

Backup Withholding and Information Reporting

Payments of distributions on, and the proceeds of a disposition of, our ordinary shares will be subject to U.S. federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. We will also be required to withhold U.S. federal backup withholding tax from such payments if you are a Non-Corporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or
•	fail to comply with applicable certification requirements.

Non-U.S. Holders will be subject to information reporting with respect to distributions on our ordinary shares. Non-U.S. Holders who are not otherwise exempt will be required to establish their exemption from information reporting on proceeds of a disposition of our ordinary shares and from backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS in accordance with applicable requirements.

Stamp Taxes

If you purchase our ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated [        ], 2010, by and between us and Maxim Group LLC, who is acting as the representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Maxim Group LLC	[ ]
Aegis Capital Corp.	[ ]
Total	[ ]

The underwriting agreement provides for the purchase of a specific number of ordinary shares by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of ordinary shares, but is not responsible for the commitment of any other underwriter to purchase ordinary shares.

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations.

The shares should be ready for delivery on or about [        ], 2010 against payment in immediately available funds. The underwriters may reject all or part of any order.

The address of Maxim Group LLC is 405 Lexington Ave, New York, NY 10174 and the address of Aegis Capital Corp. is 810 Seventh Avenue, New York, NY 10019.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to 272,727 additional ordinary shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $11.50 million and the total proceeds to us will be $9.9 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Commissions and Discounts

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us:

		Total
	Per Ordinary Share	Without Over-Allotment	With Over-Allotment
Public offering price	$5.500	$10,000,000	$11,500,000
Underwriting discounts and commissions payable by us	0.385	700,000	805,000
Non-accountable expense allowance(1)	0.055	100,000	100,000
Proceeds, before expenses, to us(2)	$5.06	$9,200,000	$10,595,000

(1)	The non-accountable expense allowance of 1.0% of the gross proceeds of the offering ($40,000 of which was previously advanced to Maxim Group LLC) is not payable with respect to the ordinary shares sold upon exercise of the underwriters’ over-allotment option and is payable only to Maxim Group LLC.
(2)	We estimate that the total expense of this offering excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $601,617.

We have agreed to sell the ordinary shares to the underwriters at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus.

Pricing of Securities

The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $[    ] per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $[    ] per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Prior to this offering, there was no public market for our ordinary shares. The public offering price of our ordinary shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the ordinary shares included:

•	the information in this prospectus and otherwise available to the underwriters;
•	the history and the prospects for the industry in which we compete;
•	the ability of our management;
•	the prospects for our future earnings;
•	the present state of our development and our current financial condition;
•	the general condition of the economy and the securities markets in the United States at the time of this offering;
•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
•	other factors as were deemed relevant.

We can offer no assurances that the public offering price in this offering will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

Representative’s Warrant

We have also agreed to issue to Maxim Group LLC share purchase warrants to purchase a number of our ordinary shares equal to an aggregate of five (5%) percent of the shares sold in the offering (90,909 shares). The warrants will have an exercise price equal to 130% of the offering price of the shares sold in this offering. The warrants will be exercisable for a period of five (5) years from the effective date of this offering. The warrants are not redeemable by us, and allow for “cashless” exercise. The warrants also provide for one demand registration right at our expense, one demand registration right at the warrant holder’s expense and for unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five (5) year period commencing on the effective date. Pursuant to the rules of the Financial Industry Regulatory Authority, Inc., or FINRA, and in particular FINRA Rule 5110(g), the warrants (and underlying shares) issued to Maxim Group LLC may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following effective date of the registration statement; provided, however, the warrants (and underlying shares) may be transferred to officers or members of Maxim Group LLC and members of the underwriting syndicate as long as the warrants (and underlying shares) remain subject to the lockup.

Lock-ups

Our officers, directors and shareholders who hold an aggregate of 1% or more of our outstanding ordinary shares will be subject to a lock-up period of eighteen months (officers, directors, and their respective affiliates) or six months (1% or greater shareholders) following the effective date of this prospectus. This means that, during the applicable lock-up period following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Maxim Group LLC, which consent may not be unreasonably withheld. Maxim Group LLC may, at its sole discretion, waive the terms of these lock-ups. See “Shares Eligible for Future Sale.”

Other Matters

We agree to use our best efforts (which shall include, but not limited to, the solicitation of proxies, if necessary) to elect a designee of Maxim Group LLC to our Board of Directors for a period of two years following the completion of the offering. Such designee, upon appointment, will be a regular independent member of our board of directors and will not be affiliated or associated with Maxim Group LLC in any way, either as an officer, director, partner, shareholder or employee. Any such designee shall be entitled to all fees (including options) and expense reimbursement that are made available to our directors generally.

In addition, we will reimburse Maxim Group LLC for their due diligence expenses related to background checks on our officers and directors. The total amount of these expenses will be $12,000. We will also reimburse Maxim Group LLC for their legal fees for their U.S. counsel. The total amount of these fees shall not exceed $125,000.

We also have agreed that, upon successful completion of this offering, for a period of one year from the effective date of the registration statement related to this offering, we will grant Maxim Group LLC the right of participation to act as managing underwriter or minimally as co-manager for any and all public and private equity or debt offerings undertaken by us (subject to certain exceptions).

The underwriting agreement provides for indemnification between the underwriters and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares of ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority.

Stabilization

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ordinary shares in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the ordinary shares originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on the Nasdaq Global Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, investment banking or other services for us or our affiliates, for which they will receive customary fees and expenses. We or our affiliates may also in the future perform various financial advisory, investment banking or other services for certain of the underwriters in this offering or their respective affiliates, for which we will receive customary fees and expenses. As of the date of this prospectus no such arrangement has been entered into.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United

States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States.

People’s Republic of China.  The underwriters have not circulated and will not circulate or distribute this prospectus in the PRC and the underwriters have not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ordinary shares to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Cayman Islands.  This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of our ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares in the Cayman Islands.

Hong Kong.  The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Italy.  This offering of the shares has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany.  The offering of the shares is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the ordinary shares in or out of the Federal Republic of Germany. The shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France.  The shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the ordinary shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland.  This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a pubic offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom.  In the United Kingdom, the shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway.  This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of.

Denmark.  This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden.  Neither this prospectus nor the shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares offered hereunder be marketed or offered for sale in Sweden other

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our ordinary shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our ordinary shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our ordinary shares being registered. All amounts shown are estimates except for the SEC registration fee, the Nasdaq Stock Market listing fee and the FINRA filing fee.

	Amount to be Paid
SEC registration fee		$987.80
FINRA filing fee		4,267.00
Nasdaq Stock Market listing fee		125,000
Printing and engraving expenses(1)
Legal fees and expenses(1)
Accounting fees and expenses(1)
Roadshow expenses(1)
Transfer agent and registrar fees(1)
Miscellaneous fees and expenses(1)
Total	$

(1)	To be added by amendment.

LEGAL MATTERS

We are being represented by Kramer Levin Naftalis & Frankel LLP with respect to certain legal matters as to United States federal securities law. Ellenoff Grossman & Schole LLP is acting as U.S. Counsel and B&D Law Firm is acting as PRC Counsel for the Underwriters. Legal matters as to PRC law will be passed upon for us by Allbright Law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder. Kramer Levin Naftalis & Frankel LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, and Allbright Law with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of and for each of the years ended September 30, 2008 and 2009 have been included herein in reliance on the report of UHY Vocation HK CPA Limited, or UHY, independent registered public accounting firm, as stated in their report appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

The offices of UHY are located at 3/F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 with the Securities and Exchange Commission in connection with this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any other documents we have filed with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements. Our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934 as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

However, we intend to file with the Securities and Exchange Commission, after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which our ordinary shares are listed. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
LIZHAN ENVIRONMENTAL CORPORATION

We have audited the accompanying consolidated balance sheets of Lizhan Environmental Corporation and its subsidiaries (collectively the “Company”) as of September 30, 2009 and 2008 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Lizhan Environmental Corporation and Subsidiaries as of September 30, 2009 and 2008, the consolidated results of its operations and its consolidated cash flows for the two years ended September 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
March 25, 2010, except for Note 20, as to which the date is September 14, 2010

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of September 30
	2009	2008
Assets
Current assets
Cash	$864,162	$706,459
Restricted cash	1,972,470	942,367
Accounts receivable, net	4,327,232	2,965,681
Inventories	3,472,276	1,551,087
Value added tax receivable	372,094	238,644
Prepaid expenses and other current assets	391,833	104,434
Total current assets	11,400,067	6,508,672
Other assets
Property, plant and equipment, net	8,392,188	6,031,703
Land use rights	1,013,311	1,037,636
Intangible assets, net	—	—
Deposits for plant and equipment	120,750	514,442
Total other assets	9,526,249	7,583,781
Total assets	$20,926,316	$14,092,453
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$4,765,776	$3,346,807
Bank acceptance notes payable	4,198,272	1,466,641
Short-term loans	2,342,949	2,713,286
Accrued expenses and other payables	313,778	274,239
Payable for construction of building and machinery	296,267	1,100,972
Due to a stockholder and director	51,252	109,998
Due to related companies	80,000	373,425
Deferred income	755,113	—
Total current liabilities	12,803,407	9,385,368
Total liabilities	12,803,407	9,385,368
Stockholders’ equity
Common stock, $0.32 par; 31,250,000 shares authorized, 10,937,500 shares issued and outstanding	3,500,000	3,500,000
Subscription receivable	—	(690,552)
Statutory reserves	422,321	148,514
Retained earnings	3,734,553	1,277,062
Accumulated other comprehensive income	466,035	472,061
Total stockholders’ equity	8,122,909	4,707,085
Total liabilities and stockholders’ equity	$20,926,316	$14,092,453

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS)

	For the Year Ended September 30,
	2009	2008
NET SALES	$21,612,541	$13,124,439
Cost of sales	(17,868,408)	(10,628,938)
Gross profit	3,744,133	2,495,501
Operating expenses:
General and administrative expenses	(1,053,752)	(590,132)
Research and development expenses	(64,991)	(32,186)
Selling and marketing expenses	(322,133)	(260,290)
Total operating expenses	(1,440,876)	(882,608)
Operating income	2,303,257	1,612,893
Other income (expenses):
Other income	610,548	9,393
Exchange loss, net	(24,963)	(20,950)
Interest income	19,972	17,103
Interest expense	(166,186)	(123,199)
Other expenses, net	(11,330)	(9,095)
Total other income (expenses), net	428,041	(126,748)
Income before income taxes	2,731,298	1,486,145
Income tax expense	—	(1,010)
Net income	2,731,298	1,485,135
Other comprehensive (loss) income
Foreign currency translation adjustment	(6,026)	362,789
Comprehensive income	$2,725,272	$1,847,924
Earnings per common share
– Basic and fully diluted	$0.25	$0.14
Weighted average number of common shares outstanding
– Basic and fully diluted	10,937,500	10,937,500

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008
(IN U.S. DOLLARS)

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Statutory Reserves	(Accumulated Losses) Retained Earnings	Accumulated Other Comprehensive Income	Total
	Number	Amount
Balance as of October 1, 2007	10,937,500	$3,500,000	$—	$(1,066,407)	$—	$(59,559)	$109,272	$2,483,306
Contribution of cash by stockholders	—	—	—	375,855	—	—	—	375,855
Net income	—	—	—		—	1,485,135	—	1,485,135
Foreign currency translation adjustment	—	—	—		—	—	362,789	362,789
Appropriations to statutory reserves	—	—	—	—	148,514	(148,514)	—	—
Balance as of September 30, 2008	10,937,500	3,500,000	—	(690,552)	148,514	1,277,062	472,061	4,707,085
Contribution of cash by stockholders	—	—	—	690,552	—	—	—	690,552
Net income	—	—	—			2,731,298	—	2,731,298
Foreign currency translation adjustment	—	—	—	—	—	—	(6,026)	(6,026)
Appropriations to statutory reserves	—	—	—	—	273,807	(273,807)	—	—
Balance as of September 30, 2009	10,937,500	$3,500,000	$—	—	$422,321	$3,734,553	$466,035	$8,122,909

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the Year Ended September 30,
	2009	2008
Cash flows from operating activities:
Net income	$2,731,298	$1,485,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	505,340	149,385
Amortization of land use right	22,694	11,079
Recognition of noncash deferred income from exclusive distribution right granted by the Company to a customer (Note 9)	(539,244)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,365,887)	(2,822,473)
Inventories	(1,923,183)	(1,476,187)
Value added tax receivable	(133,793)	(227,120)
Prepaid expenses and other current assets	(287,496)	(95,105)
Accounts payable	1,423,890	3,185,195
Accrued expenses and other payables	39,959	254,018
Net cash provided by operating activities	473,578	463,927
Cash flows from investing activities:
Increase in restricted cash	(1,031,346)	(896,861)
Repayment from a stockholder	—	231,818
Purchase of land use rights	—	(417,336)
Payment for purchase of plant and equipment	(1,187,757)	(3,347,351)
Net cash used in investing activities	(2,219,103)	(4,429,730)
Cash flows from financing activities:
Proceeds from short term bank loans	2,342,418	2,582,266
Repayment of short term bank loans	(2,708,420)	(697,910)
Proceeds from bank acceptance notes payable	2,733,308	1,395,820
Payment of amounts due to contractors for building and machinery	(802,797)	—
Capital contributions in cash from a stockholder	690,552	375,855
Advance from a stockholder and director	51,240	—
(Repayment to) advance from related companies	(402,556)	848,663
Net cash provided by financing activities	1,903,745	4,504,694
Effect of exchange rate changes on cash	(517)	54,929
Net increase in cash	157,703	593,820
Cash at beginning of year	706,459	112,639
Cash at end of year	$864,162	$706,459
Non-cash investing and financing transactions:
Acquisition of machinery in exchange for exclusive distribution right granted to a customer (see Note 9)	$1,294,186	$—
Payable due to contractors for construction of building and machinery	$296,267	$1,100,972
Supplemental information:
Cash paid for income tax	$—	$1,010
Cash paid for interest	$166,186	$123,199

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(1) DESCRIPTION OF BUSINESS AND ORGANIZATION

Nature of operations

Lizhan Environmental Corporation (“Lizhan Environmental”) is a holding company and, through its subsidiaries, primarily engages in the manufacture, distribution and marketing of synthetic leather and other fabrics which are used in the production of residential and office furniture, garments and automotive upholstery products. Lizhan Environmental together with its subsidiaries are collectively referred to as the “Company”.

Reorganization

Lizhan Environmental was incorporated under the name “Illigate Environment Resources Technology Company Limited” on August 31, 2009 as a limited liability company in the Cayman Islands. During the period from incorporation through the Reorganization (as defined below), the controlling interest in Lizhan Environmental was owned by Mr. Jianfeng Liu (“Mr. Liu”), the Chief Executive Officer (“CEO”) and Chairman of the Company.

On January 12, 2010, the Company changed its name from Illigate Environment Resources Technology Company Limited to Lizhan Environmental Corporation.

Details of Lizhan Environmental’s subsidiaries which are included in these consolidated financial statements are as follows:

Subsidiaries’ names	Place and date of incorporation	Percentage of ownership by the Company	Principal activities
Li Zhan Resources Recycling Technology Development Company Limited (“Resources”)	Hong Kong September 3, 2009	100%	Intermediate holding company
Lizhan Textile (Zhejiang) Co., Ltd. (“Lizhan Textile”)	People’s Republic of China (“PRC”) December 6, 2005	100% (through Resources)	Manufacture, distribution and marketing of synthetic leather and other fabrics

Resources was incorporated as a limited liability company in Hong Kong and had been wholly owned by Mr. Liu until being acquired by Lizhan Environmental pursuant to a reorganization (the “Reorganization”) to prepare for the listing of the Company’s shares on a stock exchange.

Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005 and has a registered and paid-up capital of US$3,580,000 as of September 30, 2009.

Prior to the Reorganization, Lizhan Textile had been wholly owned by Illigate Development Limited (“Illigate”), a company incorporated in the British Virgin Island which in turn is wholly owned by Mr. Liu.

Pursuant to a stock transfer agreement dated September 15, 2009, Resources acquired the entire ownership interests in Lizhan Textile from Illigate. The change in ownership of Lizhan Textile was approved by the PRC local government on October 12, 2009.

As part of the Reorganization, on November 9, 2009, Lizhan Environmental acquired 100% equity interest in Resources from Mr. Liu.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

As Illigate, Lizhan Environmental, Resources and Lizhan Textile have all been under common control of Mr. Liu before and after the Reorganization, the Reorganization has been accounted for as a common control transaction using the “as if” pooling method of accounting. These consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the Reorganization had occurred as of the beginning of the earliest period presented.

The consolidated financial statements include all accounts of the Company and its subsidiaries. All material inter-company balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of the financial statements in conformity with US generally accepted accounting principles (“GAAP”) requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(c) Foreign currency translation

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income.

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	2009	2008
Balance sheet items, except for equity accounts	RMB6.8290=$1	RMB6.8183=$1
	HK$7.7805=$1
Items in statements of income and cash flows	RMB6.8306=$1	RMB7.1643=$1
	HK$7.7890=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

(d) Cash

Cash consist of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC. Management believes that these major financial institutions are of high credit quality. Restricted cash is excluded from cash and cash equivalents.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(e) Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of any allowances for doubtful accounts. The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and settlement status, its current credit-worthiness as well as current economic trends.

Based on the Company’s assessment of collectibility and that no accounts receivable was past due as of the balance sheet dates, there has been no allowance for doubtful accounts recognized as of September 30, 2009 and 2008.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

(f) Inventories

Inventories consist primarily of leather waste (which is used as raw materials for reconstitution as synthetic leather), ultrasuede grey cloth, polyurethane (“PU”) base, resin, PU leather and other fabrics, and are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Costs of work-in-process and finished goods include raw materials, direct labor and overhead associated with the manufacturing process. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

(g) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets’ estimated useful lives. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the assets are placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed.

The estimated useful lives of the assets are as follows:

Buildings	30 years
Plant, machinery and equipment	5 – 10 years
Motor vehicles	8 years
Office equipment	5 years
Computer software	3 – 5 years

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(h) Land use right

Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods of 50 years. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to use the land only through land use rights granted by the PRC government for a certain period (usually 50 years).

(i) Impairment of long-lived assets

Long-lived assets, including intangible assets with definite lives and property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Based on the Company’s assessment, there have been no events or changes in circumstances that would indicate any impairment of long-lived assets as of September 30, 2009 or 2008.

(j) Fair value measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and short-term borrowings approximate fair values due to their short maturities.

There was no asset or liability measured at fair value on a non-recurring basis as of September 30, 2009 and 2008.

(k) Revenue recognition

Revenue is recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company generates its revenue primarily from the sales of synthetic leather and other fabrics. Sales of products are generally recognized when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended September 30, 2009 and hence no provision has been made for sales returns as of September 30, 2008 and 2009, respectively.

(l) Nonmonetary transactions

The Company accounts for nonmonetary transactions based on the fair value of the assets (or services) involved in accordance with the requirements of FASB ASC Topic 845, “Nonmonetary Transactions”.

(m) Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are included in selling and marketing expenses and amounted to $40,220 and $20,678 for the years ended September 30, 2009 and 2008, respectively.

(n) Shipping and handling costs

Shipping and handling costs are charged to expense when incurred and are included in selling and marketing expenses. Shipping and handling costs charged to operations were $116,388 and $125,070 for the years ended September 30, 2009 and 2008, respectively.

(o) Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(p) Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the two years ended September 30, 2009.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(q) Commitments and contingencies

The Company is subject to lawsuits, investigations and other claims related to operations, product, taxing authorities, environmental and other matters out of the normal course of business, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Company discloses contingent liabilities when the risk of loss is reasonably possible or probable.

(r) Pension and employee benefits

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. Costs for pension and employee benefits for the years ended September 30, 2009 and 2008 were $51,763 and $25,082, respectively.

(s) Government grant

Government grants are recognized initially as deferred income in the balance sheet at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for expenses incurred are recognized in consolidated statements of operations as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in consolidated statements of income and comprehensive income on a systematic basis over the useful life of the asset.

(t) Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of salary for the research and development staff and depreciation for plant and machinery. The Company recorded $64,991 and $32,186 of research and development costs for the years ended September 30, 2009 and 2008, respectively.

(u) Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of the Company’s common stock outstanding during the fiscal years. Diluted earnings per share is computed on the basis of the weighted-average number of shares of the common stock plus any effect of dilutive potential common shares outstanding during the year using the if-converted method.

(v) Stock-based compensation

The Company will recognize all stock-based payments to employees and to non-employee directors as compensation for service on the Board of Directors as compensation expense in the consolidated financial statements based on the fair value of such payments. Stock-based compensation expense recognized in each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

For share-based payments to consultants and other third-parties, compensation expense will be determined at the “measurement date”. The expense will be recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(2) SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Company will record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties will then be revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

(w) Recently issued accounting standards

In June 2009, the FASB issued FASB ASC 105-10-05 (formerly SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”)), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 does not have a material impact on the Company’s consolidated financial statements.

Effective October 1, 2009, the Company adopted FASB ASC 805-10, (formerly FASB Statement No. 141 (Revised 2007) (“SFAS 141(R)”), “Business Combinations”), which replaces SFAS No. 141, “Business Combinations”, although it retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. However, on April 1, 2009, the FASB issued FASB ASC 805-20-25 (formerly Staff Position No. FAS 141-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141-1”)). FSP FAS 141-1 amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). SFAS 141(R) and FSP FAS 141-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. The adoption of these Statements does not have a material impact on the Company’s consolidated financial statements.

Effective October 1, 2009, the Company adopted FASB ASC 810-10-45 (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 Gains for subsidiaries be recorded in equity and SAB 51 Gains for equity affiliates be recorded in earnings. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the statement does not have a material impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(3) CASH

As at September 30, 2009 and 2008, substantially all of the Company’s cash included cash balances deposited with banks located in the PRC. According to existing PRC laws and regulations, remittance of these cash balances out of the PRC is subject to various restrictions imposed by the PRC government (see Note 18).

(4) RESTRICTED CASH

Restricted cash represents bank deposits held as collaterals for the bank acceptance notes payable (see Note 10), and will be released only at the expiration date of the bank acceptance notes.

(5) INVENTORIES

Inventories consist of the following:

	As of September 30,
	2009	2008
Raw materials	$1,166,281	$375,060
Work-in-process	965,222	110,345
Finished goods and consumables	1,340,773	1,065,682
Total	$3,472,276	$1,551,087

(6) PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of September 30,
	2009	2008
Deposits for purchase of raw materials and accessories	$148,036	$61,069
Prepaid operating expenses	224,553	29,446
Advances to staff for normal business purposes	13,670	1,088
Others	5,574	12,831
Total	$391,833	$104,434

(7) PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of September 30,
	2009	2008
At cost:
Buildings	$4,407,807	$4,414,724
Plant, machinery and equipment	4,153,370	1,250,493
Motor vehicles	146,134	64,173
Office equipment	256,787	243,901
Computer software	1,874	1,877
Construction in progress	88,389	213,499
Total	9,054,361	6,188,667
Less: Accumulated depreciation	(662,173)	(156,964)
Net	$8,392,188	$6,031,703

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(7) PROPERTY, PLANT AND EQUIPMENT, NET  – (continued)

Depreciation expense for the years ended September 30, 2009 and 2008 was $505,340 and $149,385, respectively. Depreciation expense included in cost of sales amounted to $331,062 and $64,724 for the years ended September 30, 2009 and 2008 respectively. Depreciation expense included in operating expenses amounted to $174,278 and $84,661 for the years ended September 30, 2009 and 2008 respectively.

Buildings with net book value of $4,185,146 as of September 30, 2009 are held as collateral for the bank acceptance notes (see Note 10) and short-term bank loans (see Note 11).

Construction in progress as of September 30, 2009 and 2008 represented machinery and equipment which had not been put in use pending completion of their installation and integration. The estimated cost to complete their installation and integration is insignificant. No depreciation has been provided for construction in progress.

(8) LAND USE RIGHTS

Land use rights represents prepaid lease payments to the local government in the PRC for the use of land where the Company’s production facilities are located. Land use rights have a 40 to 50-year life from January 8, 2007 to January 7, 2057 and July 21, 2008 to July 20, 2048, respectively.

The expected amortization expense of the prepaid land use rights for each of the next five years and thereafter is as follows:

Year ending September 30,
2010	$22,694
2011	22,694
2012	22,694
2013	22,694
2014	22,694
Thereafter	899,841
$1,013,311

The Company’s land use rights with carrying amount of $1,013,311 as of September 30, 2009 have been held as collateral for the bank acceptance notes (see Note 10) and short-term bank loans (see Note 11).

(9) DEFERRED INCOME

On June 26, 2008, the Company entered into an asset transfer contract with an unrelated customer. Pursuant to the contract, the Company acquired certain used machinery in exchange for granting an exclusive right to the customer for the distribution of the Company’s products produced by those machines (i.e. tufted fabrics) within the United States of America for a period of two years from October 2008 to October 2010. The Company has accounted for this transaction in accordance with ASC Topic 845, “Nonmonetary Transactions”.

The Company has applied the cost approach in measuring the fair values of the machinery received based on the current quoted prices provided by the machine supplier, depreciated by reference to generally accepted service lives of similar machines and adjusted to reflect those machines’ existing physical condition, functional and economic obsolescence. On the other hand, in order to arrive at the fair value of the exclusive distribution right surrendered, the Company would rely on the income approach which would use the Company’s estimates of future cash flows or earnings to be derived from the distribution rights, discounted to a present value based on its own assumptions about risk, rate of return, etc. Therefore, the fair values of the machines having been determined based on quoted prices for similar assets (Level 2 fair value hierarchy according to

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(9) DEFERRED INCOME  – (continued)

ASC 820-10-35-37) are considered more clearly evident than the fair value of the distribution rights surrendered, which may only be determined based on unobservable inputs (Level 3 fair value hierarchy).

Accordingly, this transaction has been accounted for based on the aggregate fair value of the machines received, which amounted to $1,294,186, in accordance with the requirements of ASC 845-10-30-1.

The exclusive distribution right granted to the customer has initially been recorded as deferred income, and subsequently amortized and recognized as revenue on a straight-line basis over the two-year period of the exclusive distribution right. Accordingly, $539,244 was recognized as revenue for the year ended September 30, 2009. The rollforward of the deferred income is as follows:

Fair value of machinery received	$1,294,186
Recognition of revenue from exclusive distribution right for the year ended September 30, 2009	(539,244)
Effect of exchange rate changes	171
Deferred income included in current liabilities as of September 30, 2009	$755,113

(10) BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consist of the following:

	As of September 30,
	2009	2008
Bank acceptance notes:
China Citic Bank	$1,159,760	$835,986
Jiaxing City Commercial Bank	3,038,512	630,655
Total	$4,198,272	$1,466,641

The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes. As security for the bank acceptance notes, the Company has placed deposits equal to 40% to 100% of the note amounts with the banks (see Note 4 regarding Restricted Cash), pledged its buildings (see Note 7) and land use rights (see Note 8) in favor of the banks, and provided the banks with personal guarantee given by Mr. Liu (the Company’s stockholder, CEO and chairman). There are no financial covenants associated with these bank acceptance notes.

Bank charges on the bank acceptance notes are included in other expenses and amounted to $6,568 and $3,623 for the years ended September 30, 2009 and 2008, respectively.

(11) SHORT-TERM LOANS

The Company has entered into loan agreements with several banks in the PRC to obtain fixed-rate term loans with maturities not exceeding 12 months, to meet its working capital needs. Short-term loans consist of the following:

	As of September 30,
	2009	2008
Payable to:
China Construction Bank	$292,869	$—
China Citic Bank	292,869	293,328
Jiaxing City Commercial Bank	1,757,211	2,419,958
Total	$2,342,949	$2,713,286
Weighted average interest rate on borrowings outstanding at year end	5.40%	6.45%

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(11) SHORT-TERM LOANS  – (continued)

The short-term bank loans are secured by the Company’s buildings (see Note 7) and land use rights (see Note 8), and guarantees provided by Mr. Liu (the Company’s stockholder, CEO and chairman) and other unrelated third parties. There are no financial covenants associated with the short-term bank loans.

Interest expenses on the short-term bank loans amounted to $166,186 and $123,199 for the years ended September 30, 2009 and 2008, respectively.

(12) ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of September 30,
	2009	2008
Accrued operating expenses	$292,676	$270,829
Other payables	21,102	3,410
Total	$313,778	$274,239

(13) STATUTORY RESERVES

The Company’s subsidiary incorporated in the PRC is required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Lizhan Textile must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital.

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of Lizhan Textile’s registered capital whereas enterprise expansion fund appropriation is at its discretion. Appropriation to the general reserve must be made before distribution of dividends to stockholders. The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended September 30, 2009 and 2008, the Company made total appropriations of $273,807 and $148,514 from retained earnings to these statutory reserves, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

(14) OTHER INCOME

Other income consists of the following:

	Year ended September 30,
	2009	2008
Revenue from exclusive distribution right (see Note 9)	$539,244	$—
Government grants	26,367	—
Scrap sales and others	44,937	9,393
Total	$610,548	$9,393

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(14) OTHER INCOME  – (continued)

During the year ended September 30, 2009, $26,367 was recorded as revenue which was derived from various government grants received. The government grants were unconditional and awarded to the Company as encouragement to the Company’s export business development.

(15) INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

Cayman Islands

Lizhan Environmental, being incorporated in the Cayman Islands as an exempted company, is not subject to any income tax in the Cayman Islands.

Hong Kong

Resources is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the two years ended September 30, 2009. However, as Resources has not generated any revenue or income, no provision for Hong Kong income tax has been made.

PRC

Lizhan Textile being established in the PRC was subject to the PRC Enterprise Income Tax (“EIT”) at 33% prior to January 1, 2008. In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises registered in the PRC. The New EIT Law provides a grandfathering on tax holidays which were granted under the then effective tax laws and regulations.

Lizhan Textile has been approved a “foreign invested enterprise” and granted a preferential tax treatment  — a tax holiday of full exemption from EIT for the two calendar years ended December 31, 2009 and a 50% reduction on its EIT rate for the ensuing three calendar years ending December 31, 2012.

The Company’s income tax expense consists of the following:

	Year ended September 30,
	2009	2008
PRC:
- current income tax	$—	$1,010
- deferred income tax	—	—
Total	$—	$1,010

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	Year ended September 30,
	2009	2008
Income before tax	$2,731,298	$1,486,145
PRC statutory income tax rates	25%	25%
Expected income tax expense calculated at PRC statutory tax rates	682,825	371,536
Tax holiday	(682,825)	(370,526)
Actual income tax expense	$—	$1,010

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(15) INCOME TAXES  – (continued)

The effect of the tax holiday of Lizhan Textile amounted to $682,825 and $370,526 for the years ended September 30, 2009 and 2008, equivalent to basic and diluted earnings per share amount of $0.06 and $0.03, respectively.

As of September 30, 2009 and 2008, the Company did not have any significant temporary differences and carryforwards that may result in deferred tax. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits. The Company classifies interest and/or penalties related to income tax matters in income tax expense. For the years ended September 30, 2009 and 2008, the Company has not recognized any amount of interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The New EIT Law also imposes a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiary as of September 30, 2009 because these earnings are intended to be reinvested indefinitely in the overseas jurisdictions. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the income tax returns of Lizhan Textile for the years ended September 30, 2007 through 2009 are open to examination by the PRC state and local tax authorities.

(16) RELATED PARTY TRANSACTIONS

Due to related parties

	As of September 30,
	2009	2008
Amount due to a stockholder and director
- Mr. Liu	$51,252	$109,998
Amount due to a related company
- Illigate Development Limited (wholly-owned by Mr. Liu)	$80,000	$—
- Haining Jianfeng Textile Co., Ltd. (under common control of Mr. Liu)	—	373,425
	$80,000	$373,425

The amounts due to related parties are interest-free, unsecured and without fixed repayment term.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(16) RELATED PARTY TRANSACTIONS  – (continued)

Related party purchase

	Year ended September 30,
	2009	2008
Purchase from:
- Haining Jianfeng Textile Co., Ltd. (under common control of Mr. Liu)	$—	$47,486
- Haining Yanfeng Textile Co., Ltd. (under common control of Mr. Liu)	1,540	1,877
Total	$1,540	$49,363

Guarantees given by a stockholder and director

As of September 30, 2009, Mr. Liu provided a personal guarantee for the Company’s bank acceptance notes (Note 10) and short-term bank loans (Note 11).

(17) CERTAIN RISKS AND CONCENTRATIONS

Credit risk and major customers

Financial instruments that expose the Company to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of September 30, 2009 and 2008, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectibility problem. As of September 30, 2009, two customers accounted for 35% and 13% of the Company’s accounts receivable, respectively. As of September 30, 2008, five customers altogether accounted for 81% of the Company’s accounts receivable (19%, 17%, 16%, 16% and 13% individually).

Customers accounting for 10% or more of the Company’s net revenue are as follows:

	Year ended September 30,
	2009	2008
	%	%
Customer A	28	27
Customer B	33	23
Customer C	N/A	13

Except as disclosed above, no other single customer accounted for 10% or more of the Company’s net revenue for the years ended September 30, 2009 and 2008.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(17) CERTAIN RISKS AND CONCENTRATIONS  – (continued)

Concentration of suppliers

The Company purchased its raw materials from a few primary suppliers, which expose the Company to risk of concentration of suppliers. Suppliers accounting for 10% or more of the Company’s cost of revenue are as follows:

	Year ended September 30,
	2009	2008
	%	%
Supplier A	11	36
Supplier B	16	N/A
Supplier C	N/A	11

Foreign Operations

Substantially, all of the Company’s operations are carried out and its long-lived assets are located within the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, export duties, quotas, and embargoes, domestic and international customs and tariffs, changing taxation policies, foreign exchange restrictions; and political conditions and governmental regulations.

(18) RESTRICTED NET ASSETS

All of the Company’s operations are conducted through Lizhan Textile. Lizhan Textile may only pay dividend out of its retained earnings determined in accordance with the accounting standards and regulations in the PRC and after it has met the PRC requirements for appropriation to statutory reserves (see Note 13).

In addition, a substantial part of Lizhan Textile’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of Lizhan Textile to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, retained earnings and statutory reserves and amounted to approximately RMB56.9 ($8.3 million) as of September 30, 2009, exceeding 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and set out in Note 21.

(19) SEGMENT DATA — ENTITY-WIDE DISCLOSURE

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. The Company operates and manages its business as a single segment that includes primarily the manufacturing and sales of leather and other fabrics.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(19) SEGMENT DATA — ENTITY-WIDE DISCLOSURE  – (continued)

The following tables sets out the analysis of the Company’s net revenue by product and geographical location:

	Year ended September 30,
	2009	2008
Products:
Ultrasuede leather	$8,616,807	$12,569,734
Recycled leather flocked fabric	11,740,691	—
Microfiber towel	408,354	131,347
Tufted fabrics	115,866	—
Other fabrics	730,823	423,358
Total	$21,612,541	$13,124,439
Geographical information:
PRC	$13,550,142	$9,587,249
United States	5,488,462	3,138,503
Nicaragua	2,093,445	352,546
Others	480,492	46,141
Total	$21,612,541	$13,124,439

Revenues are attributed to countries according to the location where the customers take delivery of the Company’s products.

(20) SUBSEQUENT EVENTS

New Subsidiary

On December 8, 2009, the Company, through Resources, established a new wholly-owned subsidiary named Zhejiang Hongzhan New Material Co. Ltd. (“Hongzhan”) with a registered capital of $5,000,000 in the PRC. Hongzhan will engage in the manufacture and selling of a new reconstituted evergreen product, which is manufactured from collagen fibers extracted from leather waste and constructed into a fibrous web by an air laid system. On February 8, 2010, Resources entered into a share transfer agreement with Eminent Benefit Holdings Limited (“Eminent”, which is wholly-owned by Mr. Liwen Zhang, a key employee of the Company since February 2010) (with no ownership interest in the Company) to transfer 13% equity interest in Hongzhan to Eminent for $650,000. Pursuant to a supplemental agreement, dated February 10, 2010, the parties agreed that Mr. Liwen Zhang shall transfer one patent and two pending patent applications, which are related to the production of evergreen leather products, in satisfaction of the $650,000 payable by Eminent to Resources for the transfer of 13% ownership interest in Hongzhan. These patents were subsequently transferred to Lizhan Textile (Zhejiang) Co. Ltd. or Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO. As a result, the Company essentially disposed of 13% ownership interest in Hongzhan in exchange for the patent and two pending patent applications transferred from Mr. Liwen Zhang. Following this share transfer, the Company, through Resources owns 87% of the ownership interests in Hongzhan and Eminent owns the remaining 13%. The transfer of 13% ownership interest in Hongzhan from Resources to Eminent was approved by the PRC local government on March 10, 2010.

The Company will account for this transaction in accordance with ASC Topic 845, which provides that the accounting for nonmonetary transactions should be based on the fair value of the assets (or services) involved and thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(20) SUBSEQUENT EVENTS  – (continued)

fair value of the asset surrendered to obtain it. The Company has considered the guidance provided in The American Institute of Certified Public Accountants Practice Aids, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” for the determination of fair value at the enterprise level. Hongzhan, being a newly established company and an early stage enterprise, has not generated any revenue and has no expense history, both market and income approaches have been considered impracticable or inappropriate and hence, an asset-based approach will be applied. As of the date of transfer of the 13% interest, Hongzhan’s only asset comprised cash of $5,000,000, which amount equaled to its registered capital contributed by shareholder. As a result, 13% interest of Hongzhan will be valued at 13% of $5,000,000, being $650,000. On the other hand, the Company has also considered the estimation of the fair value of the three patents acquired in exchange for the 13% interest in Hongzhan. Due to the lack of market information for identical or similar patents in the PRC, the Company has considered that the income approach would be the only possible method to estimate the fair value of the three patents. In applying the income approach, the Company would be required to estimate the cash flows or earnings that it expects to derive separately from the three patents, discounted to a present value based on its own assumptions about risk, rate of return, etc.

Based on the above, the Company has determined that the fair value of $650,000 of 13% interest in Hongzhan is more clearly evident than the fair value of the three patents which may only be determined based on unobservable inputs and highly subjective and will be applied as the basis of accounting for this transaction.

Long term exclusive license

On December 29, 2009, Hongzhan entered into an exclusive long-term license with Mr. Liwen Zhang, the sole owner of Eminent and a key employee of the Company, to use certain patents in relation to the key innovative production technology for the manufacture of evergreen products for fifteen years.

The Company was obligated to pay for the annual license fee as follows:

First year	$14,643
Second year	29,287
Third year and thereafter	43,930

Transfer of Patents from a Principal Stockholder to the Company

Mr. Liu, CEO and Chairman and a principal stockholder of the Company, has allowed the Company to use exclusively 5 patents, registered in his name, for fabric designs for no consideration since December 2006. In January 2010, Mr. Liu has further allowed the Company to use exclusively two more patents. As the historical costs recorded by Mr. Liu on such patents were insignificant, the Company has not recognized these exclusive rights to use the patents in the consolidated financial statements in accordance with the guidance within SAB Topic 5:G.

In March 2010, in order to legalize the Company’s ownership of these 7 patents, Mr. Liu agreed to transfer their legal titles to the Company for no consideration.

Expansion of Production Facilities

The Company has plans for the construction of a production facility near its current facility for the manufacture of its new reconstituted Evergreen products of its new subsidiary, Hongzhan (see above). The construction of the new facility is expected to occur in two phases. The first phase of construction, which began in October 2009, consists of the construction of a building and a production line for the new reconstituted Evergreen products. For the purposes of such expansion of its production facilities, during the

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(20) SUBSEQUENT EVENTS  – (continued)

period from December 2009 to February 2010, the Company entered into a number of contracts for the purchase of land use rights for $607,481, and various machinery and equipment for an aggregate value of $2,736,796.

Issue of Shares

In January 2010, the Company issued an aggregate of 206,250 ordinary shares to Mr. Liu, CEO and Chairman and a principal stockholder of the Company, for a purchase price of approximately $4.80 per share.

Adoption of Stock Option Plan

On March 1, 2010 the Company’s Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan (the “2010 Plan”). The 2010 Plan allows the Company to grant stock options to officers, directors (whether or not they are employed by the Company), executive, managerial, professional or administrative employees of, and consultants to, the Company, its parent, subsidiaries and joint ventures (collectively, “key persons”) as the Committee in its sole discretion shall approve. Up to 1,875,000 ordinary shares of the Company may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key individuals with compensation for initiative and successful efforts.

The Company has not granted any options under the 2010 Plan up to the date of issuance of these financial statements.

Reverse Stock Split

The Company initiated a 1-for-1.6 reverse stock split effective September 14, 2010. All share and per share amounts in these consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split.

(21) CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN
            ENVIRONMENTAL

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC Topic 323, “Investments — Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of September 30, 2008 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

LIZHAN ENVIRONMENTAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(21) CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF LIZHAN
            ENVIRONMENTAL  – (continued)

CONDENSED BALANCE SHEETS	As of September 30,
	2009	2008
Assets
Investments in subsidiaries	$8,174,989	$4,707,085
Total assets	$8,174,989	$4,707,085
Liabilities and Shareholders’ Equity
Current liabilities:
Due to a subsidiary	$52,080	$—
Total liabilities	52,080	—
Shareholders’ equity
Common stock, $0.32 par; 31,250,000 shares authorized, 10,937,500 shares issued and outstanding	3,500,000	3,500,000
Subscription receivable	—	(690,552)
Retained earnings	4,156,874	1,425,576
Accumulated other comprehensive income	466,035	472,061
Total shareholders’ equity	8,122,909	4,707,085
Total liabilities and shareholders’ equity	$8,174,989	$4,707,085

CONDENSED STATEMENT OF INCOME	Year ended September 30,
	2009	2008
General and administrative expenses	$(42,080)	$—
Income tax	—	—
Equity in income of subsidiaries	2,773,378	1,486,145
Net income	$2,731,298	$1,486,145

CONDENSED STATEMENT OF CASH FLOWS	Year ended September 30,
	2009	2008
Net cash used in operating activities	$—	$—
Net cash used in investing activities	(690,552)	(375,855)
Net cash provided by financing activities	690,552	375,855
Cash, beginning of year	—	—
Cash, end of year	$—	$—

LIZHAN ENVIRONMENTAL COPORATION

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LIZHAN ENVIRONMENTAL COPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	June 30, 2010	September 30, 2009
	(Unaudited)
Assets
Current assets
Cash	$1,970,188	$864,162
Restricted cash	2,418,972	1,972,470
Accounts receivable, net of allowance of $nil	11,616,108	4,327,232
Inventories	5,909,564	3,472,276
Value added tax receivable	38,457	372,094
Prepaid expenses and other current assets	2,006,406	391,833
Total current assets	23,959,695	11,400,067
Other assets
Property, plant and equipment, net	11,900,404	8,392,188
Land use rights	1,632,641	1,013,311
Intangible assets, net	636,496	—
Deposits and prepayment for property, plant and equipment	1,902,794	120,750
Total other assets	16,072,335	9,526,249
Total assets	$40,032,030	$20,926,316
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$8,139,528	$4,765,776
Bank acceptance notes payable	2,282,466	4,198,272
Short-term loans	11,265,075	2,342,949
Accrued expenses and other payables	419,497	313,778
Payable for construction of building and machinery	438,825	296,267
Due to a stockholder and director	—	51,252
Due to related companies	80,000	80,000
Income taxes payable	452,948	—
Other taxes payable	496,154
Deferred income	271,196	755,113
Total current liabilities	23,845,689	12,803,407
Total liabilities	23,845,689	12,803,407
Stockholders’ equity
Common stock, $0.32 par; 31,250,000 shares authorized, 11,143,750 and 10,937,500 shares issued and outstanding at June 30, 2010 and September 30, 2009, respectively	3,566,000	3,500,000
Additional paid-in capital	924,000	—
Statutory reserves	422,321	422,321
Retained earnings	10,074,557	3,734,553
Accumulated other comprehensive income	564,830	466,035
Total Lizhan Environmental stockholders’ equity	15,551,708	8,122,909
Noncontrolling interests	634,633	—
Total equity	16,186,341	8,122,909
Total liabilities and stockholders’ equity	$40,032,030	$20,926,316

See accompanying notes to condensed consolidated financial statements.

LIZHAN ENVIRONMENTAL COPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)
(IN U.S. DOLLARS)

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
NET SALES	$34,625,400	$15,865,887
Cost of sales	(26,060,891)	(12,819,114)
Gross profit	8,564,509	3,046,773
Operating expenses:
General and administrative expenses	(1,368,131)	(675,432)
Research and development expenses	(103,824)	(42,248)
Selling and marketing expenses	(429,663)	(225,537)
Total operating expenses	(1,901,618)	(943,217)
Operating income	6,662,891	2,103,556
Other income (expenses)
Other income	520,373	420,392
Exchange loss	(19,854)	(22,571)
Interest income	16,729	15,568
Interest expense	(217,168)	(132,803)
Other expenses, net	(11,419)	(7,555)
Total other income (expenses), net	288,661	273,031
Income before income taxes	6,951,552	2,376,587
Income tax expense	(627,457)	—
Net income	6,324,095	2,376,587
Net loss attributable to non-controlling interest	15,909	—
Net income attributable to Lizhan Environmental stockholders	6,340,004	2,376,587
Other comprehensive income (loss) attributable to Lizhan Environmental stockholders:
Foreign currency translation adjustment	(98,795)	5,872
Comprehensive income attributable to Lizhan Environmental stockholders	6,241,209	2,382,459
Comprehensive loss attributable to non-controlling interests	542	—
Comprehensive income	$6,241,751	$2,382,459
Earnings per common share
- Basic and fully diluted	$0.57	$0.22
Weighted average number of common shares outstanding
- Basic and fully diluted	11,065,178	10,937,500

See accompanying notes to condensed consolidated financial statements.

LIZHAN ENVIRONMENTAL COPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
FOR THE NINE MONTHS ENDED JUNE 30, 2010
(IN U.S. DOLLARS)

	Attributable to Lizhan Environmental stockholders
	Common Stock		Additional paid in capital	Statutory reserves	Retained earnings	Accumulated Other Comprehensive Income	Non-controlling interest	Total
	Number	Amount
Balance as of September 30, 2009	10,937,500	$3,500,000	$—	$422,321	$3,734,553	$466,035	$—	$8,122,909
Issue of new shares for cash	206,250	66,000	924,000	—	—	—	—	990,000
Disposition of 13% interest in a subsidiary in exchange for patent and patents pending (note 1)	—	—	—	—	—	—	650,000	650,000
Net income	—	—	—	—	6,340,004	—	(15,909)	6,324,095
Foreign currency translation adjustment	—	—	—	—	—	98,795	542	99,337
Balance as of June 30, 2010	11,143,750	$3,566,000	$924,000	$422,321	$10,074,557	$564,830	$634,633	$16,186,341

See accompanying notes to condensed consolidated financial statements.

LIZHAN ENVIRONMENTAL COPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(IN U.S. DOLLARS)

	Nine months ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	$6,324,095	$2,376,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	498,616	289,291
Amortization of intangible assets	13,534	—
Land use right expense	15,722	15,826
Recognition of noncash deferred income from exclusive distribution right (see Note 10)	(485,643)	(377,324)
Changes in operating assets and liabilities:
Accounts receivable	(7,227,244)	(2,255,338)
Inventories	(2,405,373)	(1,157,453)
Taxes prepaid	(38,259)	(351,067)
Taxes payable	1,316,479	238,124
Prepaid expenses and other current assets	(1,604,231)	(350,773)
Accounts payable	3,329,803	1,950,442
Accrued expenses and other payables	243,596	(650,985)
Net cash used in operating activities	(18,905)	(272,670)
Cash flows from investing activities:
Increase of restricted cash	(433,197)	(641,670)
Acquisition of land use rights	(626,211)	—
Deposits and prepayments paid for property, plant and equipment	(1,772,206)	—
Purchase of plant and equipment	(3,941,950)	(835,364)
Net cash used in investing activities	(6,773,564)	(1,477,034)
Cash flows from financing activities:
Proceeds from short term bank loans	12,232,640	3,585,436
Repayment to short term bank loans	(3,369,470)	(4,170,813)
Proceeds from notes payable	3,179,021	4,378,622
Repayment to notes payable	(5,108,409)	(2,678,101)
Capital contributions in cash from the stockholder	990,000	776,627
Repayment of amounts due to related companies	—	(482,369)
Repayment of amounts due to stockholder and directors	(50,939)	—
Net cash provided by financing activities	7,872,843	1,409,402
Effect of exchange rate changes on cash	25,652	(1,470)
Net increase (decrease) in cash	1,106,026	(341,772)
Cash at beginning of period	864,162	706,459
Cash at end of period	$1,970,188	$364,687
Supplemental information:
Cash paid for income tax	$—	$—
Cash paid for interest	$217,168	$132,803
Noncash investing and financing transactions:
Acquisition of machinery in exchange for exclusive distribution right granted to a customer (Note 10)	$—	$1,294,186
Payable due to subcontractors for construction of building and machinery	$438,825	$81,357
Exclusive use of patents contributed by a principal stockholder as capital	$87,740	$—
Acquisition of patent and patents pending in exchange for 13% interest in a subsidiary (Note 1)	$650,000	$—

See accompanying notes to condensed consolidated financial statements.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION

Nature of operations

Lizhan Environmental Corporation (“Lizhan Environmental”) is a holding company and, through its subsidiaries, primarily engages in the manufacture, distribution and marketing of synthetic leather and other fabrics which are used in the production of residential and office furniture, garments and automotive upholstery products. Lizhan Environmental together with its subsidiaries are collectively referred to as the “Company”.

Reorganization

Lizhan Environmental was incorporated under the name “Illigate Environment Resources Technology Company Limited” on August 31, 2009 as a limited liability company in the Cayman Islands. During the period from incorporation through the Reorganization (as defined below), the controlling interest in Lizhan Environmental was owned by Mr. Jianfeng Liu (“Mr. Liu”), the Chief Executive Officer (“CEO”) and Chairman of the Company.

On January 12, 2010, the Company changed its name from Illigate Environment Resources Technology Company Limited to Lizhan Environmental Corporation.

Details of Lizhan Environmental’s subsidiaries included in these condensed consolidated financial statements are as follows:

Subsidiaries’ names	Place and date of incorporation	Percentage of ownership by the Company	Principal activities
Li Zhan Resources Recycling Technology Development Company Limited (“Resources”)	Hong Kong September 3, 2009	100%	Intermediate holding company
Lizhan Textile (Zhejiang) Co., Ltd. (“Lizhan Textile”)	People’s Republic of China (“PRC”) December 6, 2005	100% (through Resources)	Manufacture, distribution and marketing of synthetic leather and other fabrics
Zhejiang Hongzhan New Material Limited (“Hongzhan”)	PRC December 8, 2009	87% (through Resources)	Manufacture and selling of a new reconstituted evergreen product

Resources was incorporated as a limited liability company in Hong Kong and had been wholly owned by Mr. Liu until being acquired by Lizhan Environmental pursuant to a reorganization (the “Reorganization”) to prepare for the listing of the Company’s shares on a stock exchange.

Lizhan Textile was established as a wholly foreign-owned enterprise in the PRC on December 6, 2005 and has a registered and paid-up capital of US$3,580,000 as of June 30, 2010.

Prior to the Reorganization, Lizhan Textile had been wholly owned by Illigate Development Limited (“Illigate Development”), a company incorporated in the British Virgin Island which in turn is wholly owned by Mr. Liu.

Pursuant to a stock transfer agreement dated September 15, 2009, Resources acquired the entire ownership interests in Lizhan Textile from Illigate Development. The change in ownership of Lizhan Textile was approved by the PRC local government on October 12, 2009.

As part of the Reorganization, on November 9, 2009, Lizhan Environmental acquired 100% equity interest in Resources from Mr. Liu.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

1.  DESCRIPTION OF BUSINESS AND ORGANIZATION  – (continued)

Establishment of New Subsidiary and Changes in Ownership Interest in the Subsidiary

On December 8, 2009, the Company, through Resources, established a new wholly-owned subsidiary, Hongzhan, with a registered capital of $5,000,000 in the PRC. Hongzhan will engage in the manufacture and selling of new reconstituted evergreen products, which are manufactured from collagen fibers extracted from leather waste and constructed into a fibrous web by an air laid system.

On February 8, 2010, Resources entered into a share transfer agreement with Eminent Benefit Holdings Limited (“Eminent”, which is wholly-owned by Mr. Liwen Zhang, a key employee of the Company since February 2010) (with no ownership interest in the Company) to transfer 13% ownership interest in Hongzhan to Eminent for $650,000. Pursuant to a supplemental agreement, dated February 10, 2010, the parties agreed that Mr. Liwen Zhang shall transfer one patent and two patents pending, which are related to the production of evergreen leather products in satisfaction of the $650,000 payable by Eminent to Resources for the transfer of 13% ownership interest in Hongzhan. These patents were subsequently transferred to Lizhan Textile (Zhejiang) Co. Ltd. or Lizhan Textile in August 2010 subject to the approval by the local State Intellectual Property Office of the PRC or SIPO. Lizhan Textile has licensed the use of the patents to Hongzhan for no consideration. The license to Hongzhan is subject to approval by the local SIPO. As a result, the Company essentially disposed of 13% ownership interest in Hongzhan in exchange for the patent and patents pending transferred from Mr. Liwen Zhang. Immediately before this share transfer agreement, Hongzhan had not commenced any business activities and had no assets except for the cash it received from the issuance of its capital.

The Company has considered the guidance provided in The American Institute of Certified Public Accountants Practice Aids, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” for the determination of fair value at the enterprise level. Hongzhan, being a newly established company and an early stage enterprise, has not generated any revenue and has no expense history, both market and income approaches have been considered impracticable or inappropriate and hence, an asset-based approach has been applied. As of the date of transfer of the 13% interest, Hongzhan’s only asset comprised cash of $5,000,000, which amount equaled to its registered capital contributed by shareholder. As a result, 13% interest of Hongzhan has been valued at 13% of $5,000,000, being $650,000. On the other hand, the Company has also considered the estimation of the fair value of the three patents acquired in exchange for the 13% interest in Hongzhan. Due to the lack of market information for identical or similar patents in the PRC, the Company has considered that the income approach would be the only possible method to estimate the fair value of the three patents. In applying the income approach, the Company would be required to estimate the cash flows or earnings that it expects to derive separately from the three patents, discounted to a present value based on its own assumptions about risk, rate of return, etc.

Based on the above, the Company has determined that the fair value of $650,000 of 13% interest in Hongzhan is more clearly evident than the fair value of the three patents which may only be determined based on unobservable inputs and highly subjective and has been applied as the basis for accounting for this transaction.

As a result, the Company, through Resources controls 87% of the interests in Hongzhan and Eminent controls the remaining 13%. The transfer of 13% ownership interest in Hongzhan from Resources to Eminent was approved by the PRC local government on March 10, 2010.

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim condensed consolidated

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

financial statements have been included. The results reported in the condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying footnotes of the Company’s for the year ended September 30, 2009.

(b) Basis of consolidation

As Illigate Development, Lizhan Environmental, Resources and Lizhan Textile have all been under common control of Mr. Liu before and after the Reorganization, the Reorganization has been accounted for as a common control transaction using the “as if” pooling method of accounting. These consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the Reorganization had occurred as of the beginning of the earliest period presented.

The consolidated financial statements include all accounts of the Company and its subsidiaries. All material inter-company balances and transactions have been eliminated on consolidation.

(c) Use of estimates

The preparation of the financial statements in conformity with US generally accepted accounting principles (“GAAP”) requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(d) Foreign currency translation

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:-

	Nine months ended June 30,		Year ended September 30, 2009
	2010	2009
Balance sheet items, except for equity accounts	RMB6.7909=$1	RMB6.8319=$1	RMB6.8290=$1
	HK$7.7550=$1	HK$7.7205=$1	HK$7.7805=$1
Items in statements of income and cash flows	RMB6.8260=$1	RMB6.8332=$1	RMB6.83055=$1
	HK$7.7378=$1	HK$7.7290=$1	HK$7.7890=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

(e) Cash

Cash consist of cash on hand and at banks. Substantially all of the Company’s cash deposits are held with financial institutions located in the PRC. Management believes that these major financial institutions are of high credit quality. Restricted cash is excluded from cash and cash equivalents.

(f) Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of any allowances for doubtful accounts. The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and settlement status, its current credit-worthiness as well as current economic trends.

Based on the Company’s assessment of collectibility and that no accounts receivable was past due as of the balance sheet dates, there has been no allowance for doubtful accounts recognized for any of the nine months ended June 30, 2010 and 2009.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

(g) Inventories

Inventories consist primarily of leather waste (which is used as raw materials for reconstitution as synthetic leather), ultrasuede grey cloth, polyurethane (“PU”) base, resin, PU leather and other fabrics, and are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Costs of work-in-process and finished goods include raw materials, direct labor and overhead associated with the manufacturing process. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets’ estimated useful lives. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed.

The estimated useful lives of the assets are as follows:

Buildings	30 years
Plant machinery and equipment	5 – 10 years
Motor vehicles	8 years
Office equipment	5 years
Computer software	3 – 5 years

(i) Intangible assets

The Company’s intangible assets include patent and pending patents applications. The Company accounts for its intangible assets pursuant to FASB ASC Subtopic 350-30, “General Intangibles Other Than Goodwill”. Under ASC 350-30-35, intangibles with definite lives are amortized on a straight-line basis over the lesser of their estimated useful lives or contractual terms. Accordingly, the Company amortizes the patent and two pending patents applications for inventions over their remaining legal term of 20 years, on a straight-line basis.

(j) Land use right

Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods of 50 years. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to use the land only through land use rights granted by the PRC government for a certain period (usually 50 years).

(k) Impairment of long-lived assets

Long-lived assets, including intangible assets with definite lives and property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Based on the Company’s assessment, there have been no events or changes in circumstances that would indicate any impairment of long-lived assets for any of the nine months ended June 30, 2010 and 2009.

(l) Fair value measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and short-term borrowings approximate fair values due to their short maturities.

There was no asset or liability measured at fair value on a non-recurring basis as of June 30, 2010 or 2009.

(m) Revenue recognition

Revenue is recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

The Company generates its revenue primarily from the sales of synthetic leather and other fabrics. Sales of products are generally recognized when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for any of the nine months ended June 30, 2010 and 2009 and hence no provision has been made for sales returns for any of the nine months ended June 30, 2010 and 2009, respectively.

(n) Nonmonetary transactions

The Company accounts for nonmonetary transactions based on the fair value of the assets (or services) involved in accordance with the requirements of FASB ASC Topic 845, “Nonmonetary Transactions”.

(o) Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are included in selling and marketing expenses and amounted to $23,559 and $27,131 for the nine months ended June 30, 2010 and 2009, respectively.

(p) Shipping and handling costs

Shipping and handling costs are charged to expense when incurred and are included in selling and marketing expenses. Shipping and handling costs charged to operations were $177,679 and $75,602 for the nine months ended June 30, 2010 and 2009, respectively.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(q) Income taxes

The Company accounts for income taxes under ASC 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(r) Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the nine months ended June 30, 2010 and 2009.

(s) Commitments and contingencies

The Company is subject to lawsuits, investigations and other claims related to operations, product, taxing authorities, environmental and other matters out of the normal course of business, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Company discloses contingent liabilities when the risk of loss is reasonably possible or probable.

(t) Pension and employee benefits

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. Costs for pension and employee benefits for the nine months ended June 30, 2010 and 2009 were $86,036 and $33,684, respectively.

(u) Government grant

Government grants are recognized initially as deferred income in the balance sheet at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Grants that compensate the Company for expenses incurred are recognized in consolidated statements of operations as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in consolidated statements of income and comprehensive income on a systematic basis over the useful life of the asset.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(v) Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and depreciation for plant and machinery. The Company recorded $134,087 and $42,248 of research and development costs for the nine months ended June 30, 2010 and 2009, respectively.

(w) Stock-based compensation

The Company will recognize all stock-based payments to employees and to non-employee directors as compensation for service on the Board of Directors as compensation expense in the consolidated financial statements based on the fair value of such payments. Stock-based compensation expense recognized in each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

For share-based payments to consultants and other third-parties, compensation expense will be determined at the “measurement date”. The expense will be recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company will record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties will then be revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

(x) Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of the Company’s common stock outstanding during the periods. Diluted earnings per share is computed on the basis of the weighted-average number of shares of the common stock plus any effect of dilutive potential common shares outstanding during the year using the if-converted method.

(y) Recently issued accounting standards

Effective January 1, 2010, the Company adopted the provisions in ASU 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to transfers in and out of levels 1 and 2 and activity in level 3 fair value measurements, as well as amends existing disclosure requirements on level of disaggregation and inputs and valuation techniques. The adoption of the provisions in ASU 2010-06 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that amends the disclosure requirements related to subsequent events. This guidance includes the definition of a Securities and Exchange Commission filer, removes the definition of a public entity, redefines the reissuance disclosure requirements and allows public companies to omit the disclosure of the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued for interim and annual periods ending after February 2010. This guidance did not materially impact the Company’s results of operations or financial position, but did require changes to the Company’s disclosures in its financial statements.

In April 2010, the FASB issued ASU No. 2010-13 — Compensation — Stock Compensation (Topic 718), which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

2.  SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company expects that the adoption of the amendments in this Update will not have any significant impact on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s Consolidated Financial Statements upon adoption.

3.  CASH

As at June 30, 2010 and September 30, 2009, substantially all of the Company’s cash included cash balances deposited with banks located in the PRC. According to existing PRC laws and regulations, remittance of these cash balances out of the PRC is subject to various restrictions imposed by the PRC government (see Note 22).

4.  RESTRICTED CASH

Restricted cash represents bank deposits held as collaterals for the bank acceptance notes payable (see Note 11), and will be released only at the expiration date of the bank acceptance notes.

Restricted cash consists of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Bank deposits held as collaterals for bank acceptance notes payable	$1,141,233	$1,972,470
Pledged deposits for purchase of machinery	1,277,739	—
	$2,418,972	$1,972,470

5.  INVENTORIES

Inventories consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Raw materials	$1,679,865	$1,166,281
Work-in-process	3,616,903	965,222
Finished goods and consumables	612,796	1,340,773
Total	$5,909,564	$3,472,276

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

6.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Deposits for purchase of raw materials and accessories	$450,697	$148,036
Prepaid expenses and costs	1,362,354	224,553
Advances to staff for normal business purposes	114,044	13,670
Others	79,311	5,574
Total	$2,006,406	$391,833

7.  INTANGIBLE ASSETS

Intangible assets, net consisted of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Patent and pending patent applications	$650,000	$—
Less: Accumulated amortization	(13,504)	—
Net book value	$636,496	$—

As discussed in Note 1, one patent and two pending patent applications with an aggregate cost of $650,000 were acquired essentially in exchange for 13% ownership interest in the new subsidiary, Hongzhan, in February 2010. These patent and pending patents applications relate to the production of the Company’s new evergreen products.

Amortization expenses were $13,533 and $Nil for the nine months ended June 30, 2010 and 2009, respectively. The expected amortization for the next five years and thereafter is as follows:

Remainder of fiscal year ending September 30, 2010	$4,511
Year ending September 30, 2011	18,046
Year ending September 30, 2012	18,046
Year ending September 30, 2013	18,046
Year ending September 30, 2014	18,046
Thereafter	559,801
$636,496

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

8.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
At cost:
Buildings	$4,718,334	$4,407,807
Plant, machinery and equipment	5,521,968	4,153,370
Motor vehicles	253,345	146,134
Office equipment	264,542	256,787
Computer software	1,884	1,874
Construction in progress	2,307,413	88,389
Total	13,067,486	9,054,361
Less: Accumulated depreciation	(1,167,082)	(662,173)
Net book value	$11,900,404	$8,392,188

Depreciation expenses for the nine months ended June 30, 2010 and 2009 was $498,616 and $289,291, respectively. Depreciation expense included in cost of sales amounted to $255,810 and $161,192 for the nine months ended June 30, 2010 and 2009 respectively. Depreciation expense included in operating expenses amounted to $242,806 and $128,099 for the nine months ended June 30, 2010 and 2009 respectively.

Buildings with net book value of $4,393,912 as of June 30, 2010 are held as collateral for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

Buildings with net book value of $4,185,146 as of September 30, 2009 are held as collateral for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

Construction in progress as of June 30, 2010 and September 30, 2009 represented production plant, machinery and equipment which had not been put in use pending completion of their installation and integration. The estimated cost to complete their installation and integration is approximately $1,322,000 and insignificant as of June 30, 2010 and September 30, 2009 respectively. No depreciation has been provided for construction in progress.

9.  LAND USE RIGHTS

Land use rights represent prepaid lease payments to the local government in the PRC for the use of 3 parcels of land where the Company’s production facilities are located. Land use rights have a 40 to 50-year lives from January 8, 2007 to January 7, 2057, July 21, 2008 to July 20, 2048 and December 23, 2009 to December 22, 2059, respectively. See also Note 21 regarding provisions for the Company to make investment imposed by one of the land use rights.

The expected amortization expense of the prepaid land use rights for each of the next five years and thereafter is as follows:

Remainder of fiscal year ending September 30, 2010	$8,371
Year ending September 30, 2011	33,486
Year ending September 30, 2012	33,486
Year ending September 30, 2013	33,486
Year ending September 30, 2014	33,486
Thereafter	1,490,326
$1,632,641

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

9.  LAND USE RIGHTS  – (continued)

The Company’s land use rights with carrying amount of $1,003,194 as of June 30, 2010 have been held as collaterals for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

The Company’s land use rights with carrying amount of $1,013,311 as of September 30, 2009 have been held as collateral for the bank acceptance notes (see Note 11) and short-term bank loans (see Note 12).

10.  DEFERRED INCOME

On June 26, 2008, the Company entered into an asset transfer contract with an unrelated customer. Pursuant to the contract, the Company acquired certain used machinery in exchange for granting an exclusive right to the customer for the distribution of the Company’s products produced by those machines (i.e. tufted fabrics) within the United States of America for a period of two years from October 2008 to October 2010. The Company has accounted for this transaction in accordance with ASC Topic 845, “Nonmonetary Transactions”.

The Company has applied the cost approach in measuring the fair values of the machinery received based on the current quoted prices provided by the machine supplier, depreciated by reference to generally accepted service lives of similar machines and adjusted to reflect those machines’ existing physical condition, functional and economic obsolescence. On the other hand, in order to arrive at the fair value of the exclusive distribution right surrendered, the Company would rely on the income approach which would use the Company’s estimates of future cash flows or earnings to be derived from the distribution rights, discounted to a present value based on its own assumptions about risk, rate of return, etc. Therefore, the fair values of the machines having been determined based on quoted prices for similar assets (Level 2 fair value hierarchy according to ASC 820-10-35-37) are considered more clearly evident than the fair value of the distribution rights surrendered, which may only be determined based on unobservable inputs (Level 3 fair value hierarchy).

Accordingly, this transaction has been accounted for based on the aggregate fair value of the machines received, which amounted to $1,294,186, in accordance with the requirements of ASC 845-10-30-1.

The exclusive distribution right granted to the customer has initially been recorded as deferred income, and subsequently amortized and recognized as revenue on a straight-line basis over the two-year period of the exclusive distribution right. Accordingly, $485,643 was recognized as revenue for the nine months ended June 30, 2010. The rollforward of the deferred income is as follows:

Fair value of machinery received	$1,294,186
Recognition of revenue from exclusive distribution right:
- for the year ended September 30, 2009	(539,244)
- for the nine months ended June 30, 2010	(485,643)
Effect of exchange rate changes	1,897
Deferred income included in current liabilities as of June 30, 2010	$271,196

11.  BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Bank acceptance notes:
China Citic Bank	$—	$1,159,760
Jiaxing City Commercial Bank	2,282,466	3,038,512
Total	$2,282,466	$4,198,272

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

11.  BANK ACCEPTANCE NOTES PAYABLE  – (continued)

The bank acceptance notes generally mature in periods ranging from three to six months and bear bank charges calculated as 0.05% of the face value of the notes. As security for the bank acceptance notes, the Company has placed deposits equal to 40% to 50% of the note amounts with the banks (see Note 4), pledged its buildings (see Note 8) and land use rights (see Note 9) in favor of the banks, and provided the banks with personal guarantee given by Mr. Liu (the Company’s stockholder, CEO and chairman). There are no financial covenants associated with these bank acceptance notes.

Bank charges on the bank acceptance notes are included in other expenses and amounted to $28,983 and $4,454 for the nine months ended June 30, 2010 and 2009, respectively.

12.  SHORT-TERM LOANS

The Company has entered into loan agreements with several banks in the PRC to obtain fixed-rate term loans with maturities not exceeding 12 months, to meet its working capital needs. Short-term loans consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Payable to:
China Construction Bank	$4,933,072	$292,869
China Citic Bank	441,768	292,869
Jiaxing City Commercial Bank	5,153,956	1,757,211
Hang Zhou Bank	736,279	—
Total	$11,265,075	$2,342,949
Weighted average interest rate on borrowings outstanding at period end	5.67%	5.40%

The short-term bank loans are secured by the Company’s buildings (see Note 8) and land use rights (see Note 9), and guarantees provided by Mr. Liu (the Company’s stockholder, CEO and chairman) and other unrelated third parties. The Company is in compliance with financing covenants associated with the short-term bank loans.

Interest expenses on the short-term bank loans were $217,168 and $132,803 for the nine months ended June 30, 2010 and 2009, respectively.

13.  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	June 30, 2010	September 30, 2009
	(Unaudited)
Accrued operating expenses	$372,138	$292,676
Other payables	47,359	21,102
Total	$419,497	$313,778

14.  STOCKHOLDER’S EQUITY

In January 2010, the Company issued an aggregate of 206,250 ordinary shares to Mr. Liu, CEO and Chairman and a principal stockholder of the Company, for a purchase price of approximately $4.80 per share, or $990,000 in aggregate.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

15.  NON-CONTROLLING INTERESTS

Non-controlling interests arose from the Company’s disposition of 13% interest in Hongzhan in exchange for certain patents, as further disclosed in Note 1. Non-controlling interests included in the Company’s consolidated balance sheet as of June 30, 2010 represent the 13% minority shareholder’s share of Hongzhan’s net assets.

16.  STATUTORY RESERVES

The Company’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Lizhan Textile and Hongzhan must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital.

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of Lizhan Textile’s and Hongzhan’s registered capital whereas enterprise expansion fund appropriation is at its discretion. Appropriation to the general reserve must be made before distribution of dividends to stockholders. The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

17.  OTHER INCOME

Other income consists of the following:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Revenue from exclusive distribution right (see Note 10)	$485,643	$377,324
Scrap sales and others	34,730	43,068
Total	$520,373	$420,392

18.  INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

Cayman Islands

Lizhan Environmental, being incorporated in the Cayman Islands as an exempted company, is not subject to any income tax in the Cayman Islands.

Hong Kong

Resources is generally subject to Hong Kong income tax on its taxable income derived from trade or businesses carried out in Hong Kong at 16.5% for the nine months ended June 30, 2010. However, as Resources has not generated any revenue or income, no provision for Hong Kong income tax has been made.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

18.  INCOME TAXES  – (continued)

PRC

Lizhan Textile being established in the PRC was subject to the PRC Enterprise Income Tax (“EIT”) at 33% prior to January 1, 2008. In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law, which became effective from January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises registered in the PRC. The New EIT Law provides a grandfathering on tax holidays which were granted under the then effective tax laws and regulations.

Lizhan Textile has been approved a “foreign invested enterprise” and granted a preferential tax treatment  — a tax holiday for the two calendar years ended December 31, 2009 and a 50% reduction on its EIT rate for the ensuing three calendar years ending December 31, 2012.

The Company’s income tax expense consists of the following:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
PRC:
- current income tax	$627,457	$—
- deferred income tax	—	—
Total	$627,457	$—

A reconciliation of the expected income tax expense to the actual income tax expense is as follows:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Income before tax	$6,951,552	$2,376,587
PRC statutory income tax rates	25%	25%
Expected income tax expense calculated at PRC statutory tax rates	1,737,888	594,147
Rate differential for PRC earnings	(18,823)	—
Tax holiday	(1,196,388)	(594,147)
Non-deductible expenses	104,780	—
Actual income tax expense	$627,457	$—

The effect of the tax holiday of Lizhan Textile amounted to $1,196,388 and $594,147 for the nine months ended June 30, 2010 and 2009, equivalent to basic and diluted earnings per share amount of $0.11 and $0.05, respectively.

19.   ADOPTION OF STOCK OPTION PLAN

On March 1, 2010 the Company’s Board of Directors adopted the Lizhan Environmental Corporation 2010 Stock Option Plan (the “2010 Plan”). The 2010 Plan allows the Company to grant stock options to officers, directors (whether or not they are employed by the Company), executive, managerial, professional or administrative employees of, and consultants to, the Company, its parent, subsidiaries and joint ventures (collectively, “key persons”) as the Committee in its sole discretion shall select. Up to 1,875,000 shares of

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

19.   ADOPTION OF STOCK OPTION PLAN  – (continued)

the Company’s common stock may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key individuals with compensation for initiative and successful efforts.

The Company has not granted any options under the 2010 Plan up to June 30, 2010.

20.  RELATED PARTY TRANSACTIONS

	June 30, 2010	September 30, 2009
	(Unaudited)
Due to related parties:
Amount due to CEO and a stockholder of the Company:
- Mr. Jianfeng Liu	$—	$51,252
Amount due to a related company
- Illigate Development Limited (wholly-owned by Mr. Liu)	$80,000	$80,000

The amounts due to related parties were interest-free, unsecured and without fixed repayment term.

Guarantees Given by CEO and Stockholder

As of June 30, 2010, Mr. Liu provided a personal guarantee for the Company’s bank acceptance notes (Note 11) and short-term bank loans (Note 12).

Use and Transfer of Patents by a Principal Stockholder

Mr. Liu, CEO and Chairman and a principal stockholder of the Company, has allowed the Company to use exclusively 7 patents for fabric designs for no consideration. In June 2010, in order to legalize the Company’s ownership of these patents, Mr. Liu agreed to transfer their legal titles to the Company for no consideration. As the historical costs recorded by Mr. Liu regarding these patents were insignificant, the Company has not recognized these patents in the consolidated financial statements, in accordance with the guidance within SAB Topic 5:G.

Long term exclusive license

On December 29, 2009, Hongzhan, which currently owns 87% interest, entered into an exclusive long-term license agreement with Mr. Liwen Zhang, the sole owner of Eminent, which in turn holds 13% interest in Hongzhan, and a key employee of the Company. Pursuant to the license agreement, Mr. Liwen Zhang has licensed to the Company the use of certain patents in relation to the key innovative production technology for the manufacture of the Company’s new evergreen products for fifteen years, for the license fees of RMB100,000 (or $14,650) for the first year, RMB200,000 (or $29,300) for the second year, and RMB300,000 (or $43,950) for the third year and each of the years thereafter.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

20.  RELATED PARTY TRANSACTIONS  – (continued)

During the nine months ended June 30, 2010, the Company recognized a license fee expense of $7,325, included under “General and administrative expenses” in the accompanying interim consolidated income statements. In connection with the patent license agreement with Mr. Liwen Zhang, the Company is obligated to pay the license fee for the patents as follows:

Remainder of fiscal year ending September 30, 2010	$3,662
Year ending September 30, 2011	21,975
Year ending September 30, 2012	32,962
Year ending September 30, 2013	43,950
Year ending September 30, 2014	43,950
Thereafter	450,483
$596,982

21.  COMMITMENTS AND CONTINGENCIES

Capital Commitments

For the purposes of expansion of its production facilities, the Company has entered into a number of contracts for the acquisition and construction of property, plant and equipment. The related capital commitments which had not been provided for in the financial statements as of June 30, 2010 amounted to $1,491,718, which is expected to be disbursed during the next twelve months.

In December 2009, the Company’s subsidiary, Hongzhan acquired a 50-year right to use a parcel of land having an area of 17,200 square meter and located in the PRC. The land use right agreement provides that Hongzhan will invest not less than RMB34,830,000 (or approximately $5,095,000) for the purposes of the development of that land, and complete such investment, including construction of buildings and facilities and installation of plant and equipment, on or before October 9, 2012.

22.  CERTAIN RISKS AND CONCENTRATIONS

Foreign Operations

Substantially, all of the Company’s operations are carried out and its long-lived assets are located within the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. Among other risks, the Company’s operations in the PRC are subject to the risks of restrictions on transfer of funds, export duties, quotas, and embargoes, domestic and international customs and tariffs, changing taxation policies, foreign exchange restrictions; and political conditions and governmental regulations.

Credit risk and major customers

Financial instruments that expose the Company to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in the consolidated balance sheet.

As of June 30, 2010 and September 30, 2009, substantially all of the Company’s cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

22.  CERTAIN RISKS AND CONCENTRATIONS  – (continued)

The Company performs ongoing credit evaluations of its customers’ financial condition and historically has not experienced any significant collectibility problem. As of June 30, 2010, two customers altogether accounted for 52% of the Company’s accounts receivable (36% and 16% individually). As of September 30, 2009, two customers altogether accounted for 48% of the Company’s accounts receivable (35% and 13% individually).

Customers accounting for 10% or more of the Company’s net revenue are as follows:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	%	%
Customer A	19	37
Customer B	31	25
Customer C	21	N/A

Except as disclosed above, no other single customer accounted for 10% or more of the Company’s net revenue for the nine months ended June 30, 2010 and 2009.

Concentration of suppliers

The Company purchased its raw materials from a few primary suppliers, which expose the Company to risk of concentration of suppliers. Suppliers accounting for 10% or more of the Company’s cost of revenue are as follows:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	%	%
Supplier A	14	16
Supplier B	N/A	17
Supplier C	N/A	14
Supplier D	N/A	25

23.  SEGMENT DATA

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. The Company operates and manages its business as a single segment that includes primarily the manufacturing and sales of leather and other fabrics.

LIZHAN ENVIRONMENTAL COPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

23.  SEGMENT DATA  – (continued)

The following tables sets out the analysis of the Company’s net revenue by product and geographical location:

	Nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Products:
Ultrasuede leather	$8,312,209	$7,386,516
Recycled leather flocked fabric	24,248,507	7,804,568
Microfiber towel	446,199	203,198
Tufted fabric	1,175,215	76,442
Others	443,270	395,163
Total	$34,625,400	$15,865,887
Geographical information:
PRC	$26,413,159	$9,616,379
United States	4,643,555	5,000,571
Nicaragua	2,136,553	1,008,396
Others	1,432,133	240,541
Total	$34,625,400	$15,865,887

Revenues are attributed to countries according to the location where the customers take delivery of the Company’s products.

24.  SUBSEQUENT EVENT

(i)	Reverse Stock Split

The Company initiated a 1-for-1.6 reverse stock split effective September 14, 2010. All share and per share amounts in these consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split.

(ii)	Loan & Credit Facility

On October 28, and 29, 2010, the Company repaid its short-term loans in the aggregate amount of approximately $9.5 million. In addition, during that period, the Company entered into new long-term loans, which are due between May to December 2012, in the aggregate amount of $9.5 million. As a result, the Company’s short-term loans as at the end of October, 2010 amounted to $4.2 million in the aggregate and long-term loans currently amounted to $9.5 million in the aggregate. Additionally, in October 2010, the Company also obtained a one-year line of credit with Shanghai Pudong Development Bank with an availability of up to $4.9 million (RMB 33,000,000).

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

1,818,181 Ordinary Shares

Lizhan Environmental Corporation

PROSPECTUS

Maxim Group LLC

Aegis Capital Corp.

The date of this prospectus is [          ], 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Officers and Directors.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Securities that we sold within the past three years and that were not registered under the Securities Act are described below. We believe that the issuances of these securities were exempted from registration under the Securities Act pursuant to Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-US persons. No underwriters were involved in their issuances.

On August 31, 2009, we issued 10,937,500 ordinary shares to Jianfeng Liu, our Chairman, for consideration of approximately $3.5 million, which represented 100% of the total issued and outstanding shares of the Company.

On January 12, 2010, we issued 206,250 shares to Mr. Liu for a purchase price of approximately $4.80 per share.

In December 2009 and January 2010, Mr. Liu transferred all of these shares. See “Corporate Structure and Organization — Our Shareholders” above.

On September 14, 2010, we effectuated a consolidation of every 1.6 ordinary shares in our authorized share capital into one ordinary share. Upon the consolidation, every 1.6 ordinary shares were consolidated into one ordinary share. As a result, the number of our authorized shares comprising our authorized share capital of $10,000,000 was reduced from 50,000,000 to 31,250,000, the number of outstanding ordinary shares was reduced from 17,830,000 to 11,143,750 in the aggregate, the par value of our ordinary shares was increased from $0.20 per share to $0.32 per. Any fractional share issued as a result of the reverse split was rounded up.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedule.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(4)	For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Lizhan Environmental Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhejiang, People’s Republic of China on the 18th day of November, 2010.

LIZHAN ENVIRONMENTAL CORPORATION

By:	/s/ Jianfeng Liu

Name: Jianfeng Liu
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 18, 2010.

Signature	Title	Date
/s/ Jianfeng Liu Name: Jianfeng Liu	Chief Executive Officer, Chairman of the Board, (Principal Executive Officer)	November 18, 2010
/s/ Angell Chang Name: Angell Chang	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 18, 2010
/s/ Jianfu Ma* Name: Jianfu Ma	Finance Controller and Director	November 18, 2010
/s/ Jianrong You* Name: Jianrong You	General Manager and Director	November 18, 2010
/s/ Jianlun Tu* Name: Jianlun Tu	Director	November 18, 2010
/s/ Johnson Lau* Name: Johnson Lau	Director	November 18, 2010
/s/ Jiancheng Sun* Name: Jiancheng Sun	Director	November 18, 2010
/s/ Zhenyuan Feng* Name: Zhenyuan Feng	Director	November 18, 2010
*By: /s/ Jianfeng Liu Jianfeng Liu Attorney-in-Fact		November 18, 2010

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Lizhan Environmental Corporation. has signed this registration statement on the 18th day of November, 2010.

CT CORPORATION SYSTEM

/s/ Ronnie Spruilli, Jr.

Ronnie Spruilli, Jr.
Vice President

LIZHAN ENVIRONMENTAL CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement(2)
3.1	Amended and Restated Memorandum and Articles of Association(2)
4.1	Form of Underwriter’s Warrant(2)
4.2	Form of Ordinary Share Certificate(2)
5.1	Opinion of Maples and Calder regarding the issue of ordinary shares being registered(1)
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Allbright Law regarding certain PRC tax matters(1)
8.3	Opinion of Kramer Levin Naftalis & Frankel LLP regarding certain US tax matters(1)
10.1	Lizhan Environmental Corporation 2010 Stock Option Plan(2)
10.2	Share Transfer Agreement, dated February 8, 2010, between Resources and Eminent.(2)
10.3	Patent Transfer Agreement, dated February 10, 2010, between Liwen Zhang and Resources with respect to the Share Transfer Agreement (Exhibit 10.2)(2)
10.4	Equipment Transfer Agreement, dated June 26, 2008, between Culp Fabrics (Shanghai) Co. Ltd. and Lizhan Textile (Zhejiang) Co., Ltd.(2)
10.5	Employment Agreement entered into by the Company and Jianfeng Liu(2)
10.6	Employment Agreement entered into by the Company and Jianfu Ma(2)
10.7	Employment Agreement entered into by the Company and Jianrong You(2)
10.8	Patent Rights Transfer Agreement, dated March 9, 2010, between Jianfeng Liu and the Company(2)
10.9	Equity Transfer Agreement, dated September 15, 2009, between Illigate Development Ltd. and Li Zhan Resources Recycling Technology Development Co., Ltd.(2)
10.10	Amended and Restated Employment Agreement dated September 15, 2010, entered into by the Company and Angell Chang(2)
10.11	Sales Agreement, dated August 20, 2010, between Hongzhan and Zhejiang Miluo Furniture Co., Ltd.(2)
10.12	Sales Agreement, dated August 20, 2010, between Hongzhan and Concept Furniture (Anhui) Co., Ltd.(2)
10.13	Sales Agreement, dated August 20, 2010, between Hongzhan and Jiaxing Yashidi Genuine Car Seat Co., Ltd.(2)
10.14	Sales Agreement, dated August 20, 2010, between Hongzhan and Apollo Leather Products Co., Ltd.(2)
10.15	Sales Agreement, dated August 20, 2010, between Hongzhan and Haining Mengnu Group Co., Ltd.(2)
21.1	Subsidiaries of the Registrant(2)
23.1	Consent of UHY Vocation HK CPA Limited(1)
23.2	Consent of Maples and Calder (included in Exhibit 5.1)
23.3	Consent of Allbright Law (included in Exhibit 8.2)
23.4	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 8.3)

Exhibit Number	Description of Documents
23.5	Consent of China Investment Consulting Company(2)
23.6	Consent of the Global Industry Analysts Inc.(2)
24.1	Power of Attorney(2)
99.1	Code of Business Conduct and Ethics of the Registrant(2)

(1)	Attached as an exhibit hereto.
(2)	Attached to the registration statement on Form F-1 filed by the registrant on August 19, 2010 or a subsequent amendment to the Form F-1.